

AMERISTAR CASINOS

2012 ANNUAL REPORT

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 0-22494

AMERISTAR CASINOS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	88-0304799
State or Other Jurisdiction of Incorporation or Organization	*(I.R.S. Employer Identification No.)*

3773 Howard Hughes Parkway
Suite 490 South
Las Vegas, Nevada 89169
(Address of Principal Executive Offices)

Registrant's telephone number, including area code:
(702) 567-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	**Nasdaq Global Select Market**

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 29, 2012, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $581,520,389 based on the closing sale price on that date as reported on the Nasdaq Global Select Market.

Number of shares of Common Stock outstanding as of February 21, 2013: 32,958,874

Portions of the registrant's definitive Proxy Statement for its 2013 Annual Meeting of Stockholders (which has not been filed as of the date of this filing) are incorporated by reference into Part III.

TABLE OF CONTENTS

Unless the context indicates otherwise, all references in this Report to "Ameristar" or "ACI" refer to Ameristar Casinos, Inc. and all references to the "Company," "we," "our," "ours" or "us" refer to Ameristar and its consolidated subsidiaries, collectively. This Report contains certain "forward-looking" statements within the meaning of Section 27A of the Securities Act, including management's plans and objectives for our business, operations and financial performance. These forward-looking statements generally can be identified by the context of the statement or the use of forward-looking terminology, such as "believes," "estimates," "anticipates," "intends," "expects," "plans," "is confident that," "will," "would," "could," "should" or words of similar meaning, with reference to us or our management. Similarly, statements that describe our future plans, objectives, strategies, financial results, financial position, operational expectations or goals are forward-looking statements. Although management believes that the assumptions underlying the forward-looking statements are reasonable, these assumptions and the forward-looking statements are subject to various factors, risks and uncertainties, many of which are beyond our control. Accordingly, actual results could differ materially from those contemplated by any forward-looking statements. In addition to the other cautionary statements relating to certain forward-looking statements throughout this Report, attention is directed to "Item 1A. Risk Factors" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of some of the factors, risks and uncertainties that could materially affect the outcome of future results contemplated by forward-looking statements.

You should also be aware that while we communicate from time to time with securities analysts, we do not disclose to them any material non-public information, internal forecasts or other confidential business information. Therefore, you should not assume that we agree with any statement or report issued by any analyst, irrespective of the content of the statement or report. To the extent that reports issued by securities analysts contain projections, forecasts or opinions, those reports are not our responsibility. Furthermore, we do not undertake any duty to update any earnings guidance or other forward-looking statements that we may publicly issue, and you should not assume that information set forth in any publicly issued forward-looking statements remains accurate.

PART I

Item 1. Business

Pending Acquisition of Ameristar by Pinnacle Entertainment, Inc.

On December 20, 2012, Ameristar Casinos, Inc. entered into an Agreement and Plan of Merger with Pinnacle Entertainment, Inc., a Delaware corporation ("Pinnacle"), PNK Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Pinnacle ("HoldCo"), and PNK Development 32, Inc., a Nevada corporation and a wholly owned subsidiary of HoldCo ("Merger Sub"), which was amended by a First Amendment to the Agreement and Plan of Merger dated as of February 1, 2013 (as so amended, the "Merger Agreement"). Pursuant to the Merger Agreement, Pinnacle will acquire all of the outstanding common shares of Ameristar for $26.50 per share in cash through a merger of Merger Sub with and into Ameristar, with Ameristar surviving as an indirect wholly owned subsidiary of Pinnacle. Under certain circumstances, Pinnacle may elect to utilize an alternative acquisition structure pursuant to which HoldCo would be merged with and into Ameristar and immediately thereafter, Ameristar would be merged with and into Pinnacle, with Ameristar ceasing to exist as a separate entity. We refer to the acquisition, in whichever structure utilized, as the "Merger."

In connection with the Merger, Ameristar and Pinnacle filed the required Hart-Scott-Rodino premerger notification and report forms on January 11, 2013, and on February 11, 2013, Ameristar and Pinnacle received a request for additional information and documentary materials from the Federal Trade Commission regarding the proposed Merger. On February 1, 2013, Ameristar filed a preliminary proxy statement with the Securities and Exchange Commission relating to a special meeting of Ameristar's stockholders to consider and approve the Merger Agreement.

Consummation of the Merger is subject to customary closing conditions, including the receipt of all required gaming regulatory and antitrust approvals, approval of the Merger by Ameristar's stockholders and the absence of any government order or other legal restraint prohibiting the Merger. Subject to the satisfaction or waiver of the closing conditions, the Merger is expected to close in the second or third quarter of 2013. If the Merger is completed, Ameristar's stockholders will cease to have any equity interest in Ameristar.

For a number of reasons, there can be no assurance that the Merger will be completed as contemplated. Furthermore, there are a number of risks and uncertainties to Ameristar's business related to the pending Merger, including provisions in the Merger Agreement that place restrictions on the conduct of Ameristar's business prior to the completion of the Merger. For additional information, please see "Item 1A. Risk Factors-The pending acquisition of Ameristar may not be completed and the transaction may have adverse effects on our business."

Introduction

We are a developer, owner and operator of casino entertainment facilities in local and regional markets. Ameristar has been a public company since November 1993. We have eight properties in seven markets. In July 2012, we began construction of our ninth property, Ameristar Casino Resort Spa Lake Charles in Lake Charles, Louisiana. The resort complex is being developed on a leased 243-acre site and will include a 700-room luxury hotel with 70 suites, a casino, a variety of food and beverage outlets, an 18-hole golf course, a tennis club, a swimming pool, spa, and other resort amenities. We expect to open the resort in the third quarter of 2014.

Our goal is to capitalize on our high-quality facilities and products and dedication to superior guest service to effectively compete in each of our markets and to drive growth from our properties in order to create value for our stockholders. We believe the Ameristar experience differentiates us from our competitors. That experience is built upon our high-quality facilities and products, such as slots, food, lodging, entertainment and the appreciative service our 7,100 team members offer our guests. Our casinos feature spacious gaming floors and typically have the largest number of gaming positions in our markets. We believe we feature more of the newest and most popular slot machines than any other casino in each market. We design the flow of our casino floors to attractively position and draw attention to our newest and most popular games and provide convenient access to other amenities, which we believe creates a more entertaining experience for our guests.

Most of our revenue comes from slot play, but we also offer a wide range of table games, including blackjack, craps, roulette and poker in the majority of our markets. We set minimum and maximum betting limits for the properties based on market conditions, customer demand and other factors. Our gaming revenues are derived from a broad base of guests, and we do not depend exclusively upon high- or low- stakes players. We extend gaming credit at our properties in Indiana, Mississippi and Nevada.

Our hotels offer upscale accommodations with tastefully appointed rooms offering appealing amenities. Our signature dining concepts include steakhouses, elaborate buffets and casual dining restaurants, including sports bars. Whether in our steakhouses or delis, our emphasis is on quality in all aspects of the dining experience — food, service, ambiance and facilities. All of our properties other than the Jackpot properties offer a private "Star Club," which gives our our Star Awards members an exclusive place to relax.

The following other significant activities took place during 2012:

- Ameristar and MGM Resorts International initiated a strategic marketing alliance for the companies' guest rewards programs - MGM Resorts' M Life and Ameristar's Star Awards players club. The alliance provides the opportunity for selected members in the loyalty programs to receive quarterly promotional offers at the other's properties. Ameristar Star Awards members not in the M Life database may receive offers to M Life Las Vegas casinos, while M Life members not in the Ameristar database may receive offers to Ameristar local casinos. In addition, Star Awards members' play at M Life Las Vegas casinos will accrue toward their annual Ameristar Star Awards program tier renewal requirements. The strategic alliance continues through 2013 and is renewable on an annual basis, subject to mutual agreement.

- We completed a $7.5 million renovation of Ameristar Casino Hotel East Chicago's 288 hotel rooms and suites and a $7.4 million renovation of 89 hotel rooms and suites at Cactus Petes Resort Casino in Jackpot, Nevada.

- We completed the purchase of a 40-acre site in Springfield, Massachusetts, with the intent to apply for the sole casino license for western Massachusetts and, if awarded, build a luxury hotel and entertainment resort. On November 30, 2012, following lengthy consideration of the potential benefits, risks, costs and uncertainties of the project, we announced the termination of our efforts to pursue this license.

- We issued $240.0 million principal amount of additional 7.50% Senior Notes due 2021, the net proceeds of which were used to repay all amounts outstanding under the revolving loan tranche of our senior credit facility (which amounts may be reborrowed from time to time) and for general corporate purposes.

The following table presents selected statistical and other information concerning our properties as of February 1, 2013.

	Ameristar Casino Resort Spa St. Charles	Ameristar Casino Hotel Kansas City	Ameristar Casino Hotel Council Bluffs	Ameristar Casino Resort Spa Black Hawk	Ameristar Casino Hotel Vicksburg	Ameristar Casino Hotel East Chicago	The Jackpot Properties [1]
Opening Year	1994	1997	1996	2001	1994	1997	1956
Acquisition Year	2000	2000	-	2004	-	2007	-
Casino Square Footage (approx.)	130,000	140,000	38,500	56,000	70,000	56,000	29,000
Slot Machines (approx.)	2,620	2,590	1,590	1,490	1,570	1,970	780
Table Games	72 [2]	72 [2]	23	47 [2]	41 [2]	36	26 [2]
Hotel Rooms	397	184	444 [3]	536	149	288	416
Restaurants/Bars	7/7	10/7 [4]	4/4	4/3	3/2	6/2 [4]	5/4
Restaurant/Bar Seating Capacity	1,659/193	1,634/405 [4]	1,085/68	733/120	998/282	618/46 [4]	530/126
Guest Parking Spaces (approx.)	6,280	8,320	3,080	1,500	2,500	2,245	1,100
Other Amenities	35,300-Square-Foot Conference, Banquet and Meeting Center; Indoor/ Outdoor Swimming Pool; Full-Service Spa; VIP Players' Club; Gift Shop; Amusement Arcade	Entertainment Facility; Meeting Space; 18-Screen Movie Theater[5]; VIP Players' Club; Gift Shop; Kids Quest Children's Activity Center[5]; Amusement Arcade[5]	6,900 Square Feet of Meeting Space; VIP Players' Club; Indoor Swimming Pool; Exercise Facility; Gift Shop; Kids Quest Children's Activity Center[5]	15,000-Square-Foot Event and Meeting Center; VIP Players' Club; Starbucks Coffee Bar; Gift Shop; Rooftop Swimming Pool; Full-Service Spa; Rooftop Lounge	Meeting Space; VIP Players' Club; Swimming Pool; Gift Shop; Service Station; Convenience Store; Subway Restaurant Franchise; RV Park	5,370-Square-Foot Banquet Room; VIP Players' Lounge and Club Facilities; Gift Shop; Winners Square Promotion Center	3,940-Seat Outdoor Entertainment Facility; Showroom; Meeting Space; Sports Book[5]; Swimming Pool; Gift Shop; Service Station; General Store; Amusement Arcade; Styling Salon; RV Park

(1) Includes the operations of Cactus Petes Resort Casino and The Horseshu Hotel and Casino.

(2) Includes poker tables.

(3) Includes 284 rooms operated by affiliates of Kinseth Hospitality Corporation and located on land owned by us and leased to affiliates of Kinseth.

(4) Includes four outlets at Ameristar Casino Hotel Kansas City and an outlet at Ameristar Casino Hotel East Chicago that are leased to and operated by third parties.

(5) Leased to and/or operated by a third party.

Ameristar Casino Resort Spa St. Charles. Ameristar Casino Resort Spa St. Charles serves the greater St. Louis metropolitan region and surrounding areas with a large casino and a variety of amenities, including our luxury all-suite hotel and spa. We believe the hotel's expansive luxury suites rank among the greater St. Louis area's most upscale accommodations. The hotel also features a 7,000-square-foot, full-service spa and an indoor/outdoor pool. The hotel has held the prestigious American Automobile Association ("AAA") Four Diamond designation since 2009. The property has seven dining venues, a state-of-the-art conference and banquet center and several bars.

The property is located immediately north of the Interstate 70 bridge at the Missouri River, strategically situated to attract patrons from the St. Charles and greater St. Louis areas, as well as tourists from outside the region. The property is in close proximity to the St. Charles convention facility. Interstate 70 is a major east-west freeway offering easy access to, and direct visibility of, the Ameristar Casino Resort Spa St. Charles site.

Ameristar Casino Hotel Kansas City. Ameristar Casino Hotel Kansas City ranks among the largest state-licensed casino floors in the United States. Our hotel offers a mix of suites and standard rooms that feature custom finishes. Guests can select from 10 restaurants and seven bars/lounges.

Located seven miles from downtown Kansas City, Missouri, Ameristar Casino Hotel Kansas City attracts guests from the greater Kansas City area, as well as regional overnight guests. The property is in close proximity to the Interstate 435 bridge over the Missouri River. Interstate 435 is a six-lane, north-south expressway offering easy access to, and direct visibility of, Ameristar Casino Hotel Kansas City.

Ameristar Casino Hotel Council Bluffs. Ameristar Casino Hotel Council Bluffs serves the Omaha and southwestern Iowa markets. The property's hotel and Main Street Pavilion comprise its landside facilities. Ameristar Casino Hotel Council Bluffs' 160 rooms include luxury suites and king whirlpool rooms. Ameristar Council Bluffs has held the AAA Four Diamond designation since 1997. The property also offers dining and meeting space.

Located across the Missouri River from Omaha, the property is adjacent to the Nebraska Avenue exit on Interstate 29, immediately north of the junction of Interstate 29 and Interstate 80, which offers easy access to, and direct visibility of, Ameristar Casino Hotel Council Bluffs.

Ameristar Casino Resort Spa Black Hawk. Ameristar Casino Resort Spa Black Hawk is one of the largest casinos in Colorado. It is a premier gaming and resort destination with a luxury hotel. The 33-story hotel tower offers both luxury rooms and suites and a meeting and event center. In 2011, the hotel was awarded the AAA Four Diamond designation. It has Black Hawk's only full-service spa, an enclosed rooftop swimming pool and indoor/outdoor whirlpool spas. We believe these amenities and services are unequaled in the Denver gaming market. The property also has four dining venues and several bars.

Ameristar Casino Resort Spa Black Hawk is located in the center of the Black Hawk gaming district, approximately 40 miles west of Denver, and it caters primarily to patrons from the Denver metropolitan area and surrounding states.

Ameristar Casino Hotel Vicksburg. Ameristar Casino Hotel Vicksburg has been the market leader since 1994, a distinction we attribute to its superior location and premier gaming, lodging and dining offerings. The property has the market's only live poker room and a 1,000-space parking garage with direct access to the casino. The three-level dockside casino is significantly wider than most other casinos in the market, providing a spacious, land-based feel. The property has three dining venues and meeting space.

Ameristar Casino Hotel Vicksburg is located one-quarter mile north of Interstate 20 in Vicksburg, Mississippi. The property is easily accessible and visible from the highway exit ramp and is the closest casino to I-20, a major east-west thoroughfare that connects Atlanta and Dallas. Ameristar Casino Hotel Vicksburg caters primarily to guests from the Vicksburg and Jackson, Mississippi and Monroe, Louisiana areas, along with tourists visiting the area.

Ameristar Casino Hotel East Chicago. Ameristar Casino Hotel East Chicago serves metropolitan Chicago and Northwest Indiana, the United States' third-largest commercial gaming market. East Chicago's dining choices include six restaurants and two bars. The property also features a newly renovated hotel, banquet space and a Star Club players' lounge.

Located approximately 25 miles from downtown Chicago, Illinois, Ameristar East Chicago currently draws a majority of its guest base from Illinois.

The Jackpot Properties. Cactus Petes Resort Casino and The Horseshu Hotel and Casino are located in Jackpot, Nevada, just south of the Idaho border. Cactus Petes has been operating since 1956. The properties' resort amenities include a hotel, an Olympic-sized pool, a heated spa, a styling salon, a recreational vehicle park and access to a nearby 18-hole golf course. In addition, an adjacent general store and service station serve guests and regional travelers. The properties also offer several dining selections and a showroom. 89 hotel rooms at Cactus Petes were remodeled during the summer of 2012.

The properties are located on either side of Nevada State Highway 93, a major regional north-south route, and serve guests primarily from Idaho, and secondarily from Oregon, Washington, Montana, northern California and the southwestern Canadian provinces.

Markets

The following table presents a summary of the market characteristics and market performance of our properties as of December 31, 2012, with the exception of the Jackpot properties, which are separately summarized below.

	Ameristar Casino Resort Spa St. Charles	Ameristar Casino Hotel Kansas City(1)	Ameristar Casino Hotel Council Bluffs	Ameristar Casino Resort Spa Black Hawk(2)	Ameristar Casino Hotel Vicksburg	Ameristar Casino Hotel East Chicago(3)
Adult population — within 50 miles	2.0 million	1.6 million	750,000	2.2 million	400,000	5.8 million
Adult population — within 100 miles	2.9 million	2.1 million	1.3 million	3.2 million	1.2 million	9.0 million
No. of market participants	6	5	3	18	4	3
2012 annual market gaming revenue — $ in millions	$ 1,112.6	$ 760.0	$ 441.6	$ 558.5	$ 265.4	$ 934.9
2012 market growth rate	(0.2)%	6.9%	1.6%	1.4%	1.5%	(2.9)%
2012 market share	24.8 %	29.1%	38.5%	28.0%	45.6%	25.3 %
2011 market share	24.8 %	33.5%	38.9%	27.3%	45.5%	25.7 %
2012 market share rank	#1	#1	#2	#1	#1	#2

(1) A new competitor opened a casino and entertainment facility on February 3, 2012 at the Kansas Speedway in Wyandotte County, Kansas.

(2) The Colorado Limited Gaming Control Commission reports the Black Hawk and Central City, Colorado markets separately. The Black Hawk information in this table excludes eight casinos in Central City, adjacent to Black Hawk, which generated $74.5 million in total gaming revenues in 2012.

(3) In the Northwest Indiana market, there are a total of three operators, including Ameristar East Chicago (located in East Chicago, Hammond and Gary, Indiana), that generated $0.9 billion in annual gaming revenues in 2012. In the broader Chicagoland market, there are six additional state-licensed casinos operating in the states of Illinois and Indiana and one Native American casino in Michigan. The nine state-licensed casinos generated a total of $2.2 billion in annual gaming revenues in 2012.

The primary market area for the Jackpot properties is Twin Falls, Idaho (located approximately 45 miles north of Jackpot) and Boise, Idaho (located approximately 150 miles from Jackpot). The primary market area comprises approximately 600,000 adults. The balance of the Jackpot properties' guests comes primarily from the northwestern United States and southwestern Canada. As of December 31, 2012, the Jackpot properties had approximately 56% of the slot machines and 77% of the table game positions in the Jackpot market.

Our ninth property, Ameristar Casino Resort Spa Lake Charles, is expected to open in the third quarter of 2014 and will be located in Lake Charles, Louisiana. This property will serve southwestern Louisiana and southeastern Texas, including the Houston metropolitan area, which is approximately 140 miles from Lake Charles. The adult population within 50 miles, 100 miles and 150 miles of Lake Charles is approximately 340,000, 1.2 million and 6.1 million, respectively.

Competition

St. Charles

Ameristar St. Charles competes primarily with five other gaming operations located in the metropolitan St. Louis area. Two of these competitors are located in Illinois. Illinois casinos are subject to higher gaming taxes than Missouri casinos. They are also subject to gaming position limitations and a statewide indoor smoking ban. Illinois casinos are allowed to extend gaming credit to their patrons, while Missouri regulations do not allow gaming credit to be given.

In addition to Ameristar St. Charles and the five other gaming operations located in the metropolitan St. Louis area, the state's thirteenth casino, located approximately 100 miles southeast of St. Louis, opened in October 2012. Although it is located outside the metropolitan St. Louis area, this casino draws gaming customers from some of the same areas as Ameristar St. Charles and its competitors. No additional gaming licenses will be awarded in the State of Missouri, as the number of permitted casinos was capped at 13 by referendum in 2008.

Increased competition for our St. Charles property would result if Illinois law is changed in the future, as has been proposed, to allow the expansion of the two existing casinos in the market and/or operation of slot machines at the existing pari-mutuel racetrack near East St. Louis.

Kansas City

Ameristar Kansas City primarily competes with five other gaming operations located in and around Kansas City, Missouri. The newest competitor began operations in February 2012 at the Kansas Speedway in Wyandotte County, Kansas, approximately 24 miles from Ameristar Kansas City. Ameristar Kansas City's location is the farthest east from the new casino, which has mitigated the impact on our casino. The shuttered pari-mutuel racetrack in Wyandotte County, Kansas has been authorized by the Kansas legislature to offer slot machines. However, the owner of the facility has opted not to reopen the facility and offer the machines due to the high tax rate imposed on these machines. If the race track were to reopen, we would face additional competition at Ameristar Kansas City.

Council Bluffs

Ameristar Council Bluffs operates one of three gaming licenses issued in the Council Bluffs gaming market pursuant to an operating agreement with Iowa West Racing Association. The two other licenses are operated by a single company and consist of another riverboat casino and a land-based casino with a pari-mutuel racetrack.

The Council Bluffs market is generally insulated from other casino gaming markets, with the nearest state-licensed competitor located in Sioux City, Iowa, approximately 90 miles away from Council Bluffs. The Iowa Racing and Gaming Commission is expected to select a new operator to replace the current operating casino in Sioux City in the second quarter of 2013. Currently, there are four competing proposals for the Sioux City marketplace. The new casino facility is not expected to open until late 2014 or early 2015, with the existing casino facility expected to remain in operation until that time.

A Native American operation in Onawa, Iowa, approximately 65 miles from Council Bluffs, resumed operations in the first quarter of 2013 after being closed for more than a year and a half due to flooding in 2011. Plans call for development of a new facility that is projected to open in the first half of 2014. A second Native American gaming operation located in Sloan, Iowa, approximately 80 miles from Council Bluffs, opened a 78-room hotel in the second quarter of 2012. The resumption of gaming activities in the Onawa market and the new hotel in the Sloan market are not expected to have a material impact upon Ameristar Council Bluffs' performance.

In 2007, the National Indian Gaming Commission (the "NIGC") approved the request of the Ponca Tribe of Nebraska to allow a five-acre parcel owned by the tribe in Carter Lake, Iowa to be utilized for gaming purposes. The parcel is located approximately five miles from Ameristar Council Bluffs. In 2008, in a lawsuit brought by the State of Nebraska and joined by the State of Iowa and the City of Council Bluffs, the federal district court reversed the NIGC's decision. The U.S. Department of the Interior appealed the district court ruling, and in 2010 the Eighth Circuit Court of Appeals reversed the district court's decision and ordered the court to remand the matter to the NIGC for further consideration. The Court of Appeals directed the NIGC to revisit the issue, taking into consideration, among other things, a 2003 agreement between the State of Iowa and the Bureau of Indian Affairs. That agreement stated that the five-acre parcel would be utilized for a health center and not for gaming purposes. If the tribe is allowed to conduct gaming at this location, the additional competition would adversely affect our Council Bluffs casino.

Black Hawk

Ameristar Black Hawk primarily competes with 25 other gaming operations located in the Black Hawk and Central City gaming market in Colorado. Ameristar has the largest gaming floor and parking garage of any casino in the market. Of the other casinos in the market, only two are considered "large" operators, with over 750 slot machines. Ameristar's primary competitor is one of the first major casinos encountered when entering Black Hawk from Denver via State Route 119. This competitor's primary casino is connected via a skywalk to an adjacent casino the operator also owns, thereby offering increased availability of hotel rooms, parking capacity and gaming positions to guests.

The Black Hawk and Central City gaming market is generally insulated from other casino gaming markets, with no competitors within 50 miles. There have been proposals for the development of Native American, racetrack and video lottery terminal casinos throughout the state over the years. None of the proposals has been adopted by the state's electorate or by the legislature.

Should any form of additional gaming be authorized in the Denver metropolitan area, the Black Hawk and Central City market would be adversely affected.

Vicksburg

Ameristar Vicksburg currently primarily competes with three other gaming operations located in Vicksburg, Mississippi. Vicksburg is located approximately 45 miles west of Mississippi's largest city, Jackson.

During the first quarter of 2012, the competitor in Vicksburg located the farthest from our property ceased casino operations. It is uncertain if this casino will re-open in the future. In mid-2012, our nearest competitor announced its intention to sell its gaming facility; however, it recently reported that the acquisition would no longer proceed and the casino will continue to operate during reorganization under the Bankruptcy Code.

The Vicksburg market also faces competition from two casinos owned by a Native American tribe in Philadelphia, Mississippi, located about 70 miles east of Jackson and 115 miles east of Vicksburg. Vicksburg is also subject to competition from four casinos and one slots-only racetrack in Shreveport and Bossier City, Louisiana, located approximately 175 miles from Vicksburg, as well as casinos located along the Mississippi Gulf Coast.

Proposals have been made from time to time to develop new Native American casinos in Louisiana and Mississippi, some of which could be competitive with the Vicksburg market. None are currently under construction.

East Chicago

Ameristar East Chicago's core competitive market of Northwest Indiana is comprised of three casino operators, including Ameristar, in East Chicago, Hammond and Gary, Indiana. The three properties are located within five miles of each other on Lake Michigan. The property also competes with seven other casinos located in Illinois, Indiana and Michigan within 60 miles of East Chicago. Ameristar East Chicago's newest competitor began operations in July 2011. It is located in Des Plaines, Illinois, which is approximately 40 miles northwest of East Chicago, Indiana.

Illinois casinos are subject to higher gaming taxes than Indiana casinos. They are also subject to gaming position limitations and a statewide indoor smoking ban. Located within the Chicago metropolitan area, Ameristar East Chicago currently draws a majority of its guest base from Illinois.

Legislation that would further expand gaming in Illinois was passed by the Illinois legislature in each of the last two years but not signed into law by the governor. If similar legislation is enacted, Ameristar East Chicago would face significant additional competition.

In 2009, the Indiana Department of Transportation ("INDOT") permanently closed the Cline Avenue bridge near Ameristar East Chicago due to safety concerns discovered during an inspection of the bridge. The closure has forced Ameristar's guests to utilize alternative routes to access the property. This has caused the property's business levels and operating results to suffer. A private party has contracted with the City of East Chicago to rebuild the bridge and convert the highway to a toll road. There is no assurance whether or when this project will be completed.

Jackpot

The Jackpot properties compete primarily with three other hotels and motels (all of which also have casinos) in Jackpot and a Native American casino near Pocatello, Idaho. The Native American casino operates video lottery terminals, which are similar to slot machines.

In the third quarter of 2012, the Native American tribal casino in Eastern Idaho, located approximately 160 miles from Jackpot, opened a $47 million, 156-room hotel and convention center.

Louisiana

Within a 50-mile radius of Lake Charles, Louisiana, there are currently two casino hotels located in Lake Charles, a large Native American casino near Kinder, Louisiana and a slots-only racino located in Vinton, Louisiana. Additionally, slot machines and other gaming is available at many smaller venues throughout Louisiana, including in areas in and surrounding Lake Charles. In addition to these competitors, there are numerous competitors for gaming customers who live in the Houston metropolitan area, which is the primary location from which casinos in Lake Charles draw customers, including casinos in Las Vegas, Nevada and other gaming destinations throughout the United States.

Other

In addition to the competition that our properties face from other casinos in their geographic markets, we also compete with casinos in other locations, including major tourist destinations such as Las Vegas, with gaming on cruise ships and with other forms of gaming in the United States, including state-sponsored lotteries, racetracks, off-track wagering, Internet and other account wagering and card parlors. For additional information, please see "Item 1A. Risk Factors-The gaming industry is very competitive and increased competition could have a material adverse effect on our future operations."

Employees and Labor Relations

As of February 15, 2013, we employed approximately 4,680 full-time and 2,435 part-time employees. Approximately 210 employees at our East Chicago property are employed pursuant to collective bargaining agreements. We believe our employee relations are good.

Incorporation

Ameristar was incorporated in Nevada in 1993.

Government Regulation

The ownership and operation of casino gaming facilities are subject to extensive state and local regulation. We are required to obtain and maintain gaming licenses in each of the jurisdictions in which we conduct gaming. The limitation, conditioning or suspension of gaming licenses could (and the revocation or non-renewal of gaming licenses would) materially adversely affect our operations in that jurisdiction. In addition, changes in law that restrict or prohibit our gaming operations in any jurisdiction could have a material adverse effect on us.

Missouri

Our gaming operations in St. Charles and Kansas City, Missouri are conducted by our wholly owned subsidiaries, Ameristar Casino St. Charles, Inc. ("ACSCI") and Ameristar Casino Kansas City, Inc. ("ACKCI"), respectively. The ownership and operation of riverboat and dockside gaming facilities in Missouri are subject to extensive state and local regulation, but primarily the licensing and regulatory control of the Missouri Gaming Commission. The Licensed Gaming Activities Chapter of the Missouri Revised Statutes (the "Missouri Act") provides for the licensing and regulation of riverboat and dockside gaming operations on the Mississippi and Missouri Rivers in the State of Missouri and the licensing and regulation of persons who distribute gaming equipment and supplies to gaming licensees.

The Missouri Gaming Commission has discretion to approve gaming license applications for permanently moored ("dockside") casinos, powered ("excursion") riverboat casinos and barges and to determine the type of excursion gambling boats allowed each licensee. The total number of excursion gambling boat licenses may not exceed 13. Due to safety concerns, all gaming vessels on the Missouri River are permitted to be moored in moats within 1,000 feet of the main channel of the river. Gaming licenses are initially issued for two one-year periods and must be renewed every four years thereafter. The gaming licenses held by ACSCI and ACKCI are next subject to renewal in October 2016. No gaming licensee may pledge or transfer in any way any license, or any interest in a license, issued by the Missouri Gaming Commission. As a result, the gaming licenses of our Missouri subsidiaries were not pledged to secure our senior credit facility.

The issuance, transfer and pledge of ownership interests in a gaming licensee are also subject to strict notice and approval requirements. Missouri Gaming Commission regulations prohibit a licensee from doing any of the following without at least 60 days' prior notice to the Missouri Gaming Commission, and during such period, the Missouri Gaming Commission may disapprove the transaction or require the transaction be delayed pending further investigation:

- any transfer or issuance of an ownership interest in a gaming licensee that is not a publicly held entity or a holding company that is not a publicly held entity, and
- any pledge or grant of a security interest in an ownership interest in a gaming licensee that is not a publicly held entity or a holding company that is not a publicly held entity; provided that no ownership interest may be transferred in any way pursuant to any pledge or security interest without separate notice to the Missouri Gaming Commission at least 30 days prior to such transfer, which restriction must be specifically included in the pledge or grant of a security interest.

Under the Missouri Act, all members of the Boards of Directors of ACSCI and ACKCI, certain members of their managements and certain of their employees associated with their gaming businesses are required to obtain and maintain occupational licenses. We believe that all such persons currently required to obtain occupational licenses have obtained or applied for them.

Substantially all loans, leases, sales of securities and similar financing transactions by a gaming licensee must be reported to and approved by the Missouri Gaming Commission. Missouri Gaming Commission regulations require a licensee to notify the Missouri Gaming Commission of its intention to consummate any of the following transactions at least 15 days prior to such consummation, and the Missouri Gaming Commission may reopen the licensing hearing prior to or following the consummation date to consider the effect of the transaction on the licensee's suitability:

- any issuance of an ownership interest in a publicly held gaming licensee or a publicly held holding company, if such issuance would involve, directly or indirectly, an amount of ownership interest equaling 5% or greater of the ownership interest in the gaming licensee or holding company after the issuance is complete,
- any private incurrence of debt equal to or exceeding $1 million by a gaming licensee or holding company that is affiliated with the holder of a license,
- any public issuance of debt by a gaming licensee or holding company that is affiliated with the holder of a license, and
- any significant related party transaction as defined in the regulations.

The Missouri Gaming Commission may waive or reduce the 15-day notice requirement.

The Missouri Act imposes operational requirements on riverboat operators, including an admission fee of $2 per gaming guest that licensees must pay to the Missouri Gaming Commission, certain minimum payout requirements, a 21% tax on adjusted gross receipts, prohibitions against providing credit to gaming guests (except, subject to certain conditions, for the use of credit and debit cards and the cashing of checks) and a requirement that each licensee reimburse the Missouri Gaming Commission for all costs of any Missouri Gaming Commission staff necessary to protect the public on the licensee's riverboat. Licensees must also submit audited quarterly and annual financial reports to the Missouri Gaming Commission and pay the associated auditing fees. Other areas of operation that are subject to regulation under Missouri rules are the size, denomination and handling of chips and tokens, the surveillance methods and computer monitoring of electronic games, accounting and audit methods and procedures and approval of an extensive internal control system. The Missouri rules also require that all of an operator's chips, tokens, dice, playing cards and electronic gaming devices must be acquired from suppliers licensed by the Missouri Gaming Commission or another person or entity approved by the Missouri Gaming Commission.

Although the Missouri Act provides no limit on the amount of riverboat space that may be used for gaming, the Missouri Gaming Commission can impose space limitations through the adoption of rules and regulations. Additionally, United States Coast Guard safety regulations could affect the amount of riverboat space that may be devoted to gaming. The Missouri Act also includes requirements as to the form of riverboats, which must resemble Missouri's riverboat history to the extent practicable and include certain non-gaming amenities. All licensees currently operating riverboat gaming operations in Missouri are authorized to conduct all or a portion of their operations on a dockside basis, and open and continuous boarding is permitted. Gaming is permitted to be conducted 24 hours each day, with the exception of one hour per week.

The Missouri Act requires each licensee to post a bond or other surety to guarantee that the licensee complies with its statutory obligations. The Missouri Act also gives the Missouri Gaming Commission the authority to use the bond or other form of surety to, among other things, guarantee the completion of an expansion of a gaming facility within a time period determined by the Missouri Gaming Commission.

To promote safety, the Missouri Gaming Commission has required that gaming entertainment barges obtain annual certification from the American Bureau of Shipping.

If the Missouri Gaming Commission decides that a licensee, such as one of our Missouri subsidiaries, violated a gaming law or regulation, the Missouri Gaming Commission could limit, condition, suspend or revoke the license of the licensee. In addition, a licensee, its parent company and the persons involved could be subject to substantial fines for each separate violation. Limitation, conditioning or suspension of any gaming license could (and revocation of any gaming license would) materially adversely affect Ameristar and our Missouri subsidiaries' gaming operations.

Under rules adopted pursuant to the Missouri Act, a holder of any direct or indirect legal or beneficial publicly traded interest in excess of five percent in a gaming licensee, applicant or key person is required, unless exempted, to be licensed as a key person by the Missouri Gaming Commission. A holder, for passive investment purposes, of such a direct or indirect interest that is not more than 10% may be exempted from such licensure by the executive director of the Missouri Gaming Commission, and a holder of up to 20% may be exempted by the Missouri Gaming Commission, if such holder applies in advance of acquiring such interest or within 10 days thereafter and certifies certain information under oath, including that it (i) is acquiring the interest for passive investment purposes; (ii) does not and will not have any involvement in the management activities of the entity; (iii) does not have any intention of controlling the entity regardless of additional stock that may be acquired; (iv) will within 10 days notify the Missouri Gaming Commission of any sale or purchase of more than 1% of the entity's outstanding stock; and (v) will, in the event that it subsequently develops an intention of controlling or participating in the management of such entity, notify the Missouri Gaming Commission and refrain from participating in management or exercising control until approved for licensure by the Missouri Gaming Commission.

The Missouri Gaming Commission regulates the issuance of excursion liquor licenses, which authorize the licensee to serve, offer for sale, or sell intoxicating liquor aboard any excursion gambling boat, or facility immediately adjacent to the excursion gambling boat, which is owned and operated by the licensee. An excursion liquor license is granted for a one-year term by the Missouri Gaming Commission and is renewable annually. The Missouri Gaming Commission can discipline an excursion liquor licensee for any violation of Missouri law or the Missouri Gaming Commission's rules. Licensees are responsible for the conduct of their business and for any act or conduct of any employee on the premises that is in violation of the Missouri Act or the rules of the Missouri Gaming Commission. Missouri Gaming Commission liquor control regulations also include prohibitions on certain intoxicating liquor promotions and a ban on fees accepted for advertising products. Only entities, such as ACSCI and ACKCI, that hold licenses granted by the Missouri Gaming Commission allowing the holder to conduct gambling games on an excursion gambling boat and to operate an excursion gambling boat can obtain an excursion liquor license from the Missouri Gaming Commission. The sale of alcoholic beverages produced at Amerisports at Ameristar Kansas City is subject to licensing, control and regulation by the City of Kansas City, Missouri, Clay County, the State of Missouri and the Division of Alcohol, Tobacco and Firearms of the U.S. Treasury Department.

Iowa

Ameristar's Council Bluffs operations are conducted by our wholly owned subsidiary, Ameristar Casino Council Bluffs, Inc. ("ACCBI"), and are subject to Chapter 99F of the Iowa Code and the regulations promulgated thereunder. ACCBI's gaming operations are subject to the licensing and regulatory control of the Iowa Racing and Gaming Commission (the "Iowa Gaming Commission").

Under Iowa law, wagering on a "gambling game" is legal when conducted by a licensee on an "excursion gambling boat." An "excursion gambling boat" is an excursion boat or moored barge on which lawful gambling is authorized and licensed. "Gambling game" means any game of chance authorized by the Iowa Gaming Commission. In 2004, the Iowa legislature eliminated the mandatory cruising requirement for an "excursion gambling boat," and ACCBI's riverboat is now classified as a "permanently moored vessel."

The legislation permitting riverboat gaming in Iowa authorizes the granting of licenses to "qualified sponsoring organizations." A "qualified sponsoring organization" is defined as a person or association that can show to the satisfaction of the Iowa Gaming Commission that the person or association is eligible for exemption from federal income taxation under Section 501 (c)(3), (4), (5), (6), (7), (8), (10) or (19) of the Internal Revenue Code (hereinafter "not-for-profit corporation"). The not-for-profit corporation is permitted to enter into operating agreements with persons qualified to conduct riverboat gaming operations. Such operators must be approved and licensed by the Iowa Gaming Commission. On January 27, 1995, the Iowa Gaming Commission authorized the issuance of a license to conduct gambling games on an excursion gambling boat to Iowa West Racing Association (the "Association"), a not-for-profit corporation organized for the purpose of facilitating riverboat gaming in Council Bluffs. The Association has entered into a sponsorship agreement with ACCBI (the "Operator's Contract") authorizing ACCBI to operate riverboat gaming operations in Council Bluffs under the Association's gaming license, and the Iowa Gaming Commission has approved this contract. The term of the Operator's Contract runs until March 31, 2015, and ACCBI has an option to extend the term for an additional three-year period through March 31, 2018.

Under Iowa law, a license to conduct gambling games in a county shall be issued only if the county electorate approves such gambling games. The electorate of Pottawattamie County, which includes the City of Council Bluffs, most recently reauthorized by referendum in November 2010 the gambling games conducted by ACCBI. After a referendum has been held which approved or defeated a proposal to conduct gambling games, another referendum on a proposal to conduct gambling games shall not be held until the eighth calendar year thereafter. Each such referendum requires the affirmative vote of a majority of the persons voting thereon. However, if a proposition to operate gambling games is approved by a majority of the county electorate voting on the proposition in two successive elections, a subsequent submission and approval of a proposition shall not thereafter be required, unless the board of supervisors for that county receives a valid petition requesting a referendum to approve or disapprove the conduct of gambling games. In the event a future reauthorization referendum is defeated, the licenses granted to the Association and ACCBI would be subject to renewal for a total of nine years from the date of original issue or one year from the date of the referendum disapproving the conduct of gambling games, whichever is later, unless the Iowa Gaming Commission revokes a license at an earlier date, at which time ACCBI would be required to cease conducting gambling games. The referendum in November 2010 was at least the second successive election approving the conduct of gambling games in Pottawattamie County.

Substantially all of ACCBI's material transactions are subject to review and approval by the Iowa Gaming Commission. Written and oral contracts and business arrangements involving a related party or in which the term exceeds three years or the total value in a calendar year exceeds $100,000 are agreements that qualify for submission to and approval by the Iowa Gaming Commission ("Qualifying Agreements"). Qualifying Agreements are limited to: (1) any obligations that expend, encumber or lend

ACCBI assets to anyone other than a not-for-profit entity or a unit of government for the payment of taxes and utilities; (2) any disposal of ACCBI assets or the provision of goods and services at less than market value to anyone other than a not-for-profit entity or a unit of government; (3) a previously approved Qualifying Agreement, if consideration exceeds the approved amount by the greater of $100,000 or 25%; and (4) any type of contract, regardless of value or term, where a third party provides electronic or mechanical access to cash or credit for a patron of the facility. Each Qualifying Agreement must be submitted to the Iowa Gaming Commission within 30 days of execution. Iowa Gaming Commission approval must be obtained prior to implementation, unless the Qualifying Agreement contains a written clause stating that the agreement is subject to Iowa Gaming Commission approval. Qualifying Agreements that are ongoing or open-ended need only be submitted on initiation, unless there is a material change in terms or noncompliance with the requirement that consideration be given to the use of Iowa resources, goods and services. Additionally, contracts negotiated between ACCBI and a related party must be accompanied by economic and qualitative justification.

ACCBI is required to maintain records regarding its equity structure and owners. The Iowa Gaming Commission may require ACCBI to submit background information on all persons participating in any capacity at ACCBI. The Iowa Gaming Commission may suspend or revoke the license of a licensee if the licensee is found to be ineligible in any respect, such as want of character, moral fitness, financial responsibility or due to failure to meet other criteria employed by the Iowa Gaming Commission.

ACCBI must submit detailed financial, operating and other reports to the Iowa Gaming Commission. ACCBI must file weekly and monthly gaming reports indicating adjusted gross receipts received from gambling games, the total number and amount of money received from admissions and the amount of regulatory fees paid. Additionally, ACCBI must file annual financial statements covering all financial activities related to its operations for each fiscal year.

Iowa has a graduated wagering tax equal to 5% of the first $1.0 million of annual adjusted gross receipts, 10% of the next $2.0 million of annual adjusted gross receipts and 22% of annual adjusted gross receipts over $3.0 million for an excursion gambling boat. In addition, the state charges other fees on a per-guest basis. Additionally, ACCBI pays the City of Council Bluffs a fee equal to $0.50 per passenger. Under the Operator's Contract, ACCBI also pays the Association a fee equal to 3% of adjusted gross receipts.

All persons participating in any capacity at a gaming facility, with the exception of certified law enforcement officers while they are working for the facility as uniformed officers, are required to obtain occupational licenses from the Iowa Gaming Commission. All such licenses must be renewed every two years. The Iowa Gaming Commission has broad discretion to deny or revoke any occupational license.

If the Iowa Gaming Commission decides that a gaming law or regulation has been violated, the Iowa Gaming Commission has the power to assess fines, revoke or suspend licenses or to take any other action as may be reasonable or appropriate to enforce the gaming rules and regulations.

ACCBI is subject to licensure by the Alcoholic Beverages Division ("ABD") of the Iowa Department of Commerce, which administers and enforces the laws of the State of Iowa concerning alcoholic beverages. Additionally, ACCBI is subject to liquor ordinances adopted by local authorities. A local authority may adopt ordinances governing establishments that are located within their jurisdiction. Local ordinances may be more restrictive than state law, but they may not conflict with state law. The ABD and the local authorities have full power to suspend or revoke any license for the serving of alcoholic beverages.

Indiana

Ameristar conducts its Indiana gaming operations through its indirect wholly owned subsidiary, Ameristar Casino East Chicago, LLC, which owns and operates Ameristar East Chicago in East Chicago, Indiana. The ownership and operation of casino facilities in Indiana are subject to extensive state and local regulation, including primarily the licensing and regulatory control of the Indiana Gaming Commission (the "Commission"). The Commission is given extensive powers and duties for administering, regulating and enforcing riverboat gaming in Indiana.

Pursuant to the Indiana Riverboat Gaming Act, as amended (the "Indiana Act"), the Commission is authorized to award up to 10 owner's licenses and one operating agent contract for purposes of owning and operating riverboat casinos in the State of Indiana. This includes five licenses for riverboat casinos in counties contiguous to Lake Michigan in northern Indiana, five licenses for riverboat casinos in certain counties contiguous to the Ohio River in southern Indiana and one operating agent contract for a riverboat casino in a county that contains a historic hotel district (i.e., Orange County). Referenda required by the Indiana Act to authorize the five licenses to be issued for counties contiguous to Lake Michigan have been conducted. In these counties, gaming has been authorized for the cities of Hammond, East Chicago, and Gary in Lake County, Indiana, and for Michigan City in LaPorte County, Indiana, to the east of Lake County. In April 2007, the Indiana General Assembly enacted legislation that empowered the Commission to issue gambling game licenses to the holders of Indiana's two pari-mutuel horse racing permits. In March 2008, the Commission granted each permit holder a gambling game license authorizing the installation and use of up to 2,000 slot machines at each horse track, one of which is located in Anderson and the other in Shelbyville, Indiana. The slot operations at the tracks opened in the second quarter of 2008. Under Indiana law, installation of slot machines beyond the statutorily authorized number of 2,000 requires further approval by the Commission. The Commission has authorized each of the tracks to install up to 2,200 slot machines.

The Indiana Act strictly regulates the facilities, persons, associations and practices related to gaming operations pursuant to the police powers of Indiana, including comprehensive law enforcement provisions. The Indiana Act vests the Commission with the power and duties of administering, regulating and enforcing the system of riverboat gaming in Indiana. The Commission's jurisdiction extends to every person, association, corporation, partnership and trust involved in riverboat gaming operations in Indiana.

The Indiana Act requires the owner of a riverboat gaming operation to hold an owner's license issued by the Commission. To obtain an owner's license, the Indiana Act requires extensive disclosure of records and other information concerning an applicant. Applicants for licensure must submit a comprehensive application and personal disclosure forms and undergo an exhaustive background investigation prior to the issuance of a license. The Commission has the authority to request specific information on or license anyone who holds an ownership interest or anyone who plays a key management role, such as officers, directors, and employees, regardless of ownership. The applicant may be required to disclose the identity of every person holding an ownership interest in the applicant. Persons holding an interest of 5% or more in the applicant normally must undergo a background investigation and be licensed. Pursuant to administrative rule, institutional investors who directly or indirectly hold less than 15% of the beneficial interest of voting securities in a publicly traded casino licensee are generally exempted from this requirement of suitability. To qualify for a potential exemption, the investor must acquire the shares in the ordinary course of business for investment purposes. The shares cannot be acquired either for the purpose of electing a majority of the board of directors of the licensee or for the purpose of changing the licensee's charter, management, policies or operations. Institutional investors are defined to include certain retirement funds, investment companies registered under the Investment Company Act of 1940, collective investment trusts organized by banks under the rules of the Comptroller of the Currency, closed-end investment trusts, chartered or licensed life insurance or property and casualty insurance companies, banking institutions, investment advisors registered under the Investment Advisors Act of 1940 and such other entities as the Commission may determine.

Each owner's license entitles the licensee to own and operate one riverboat along with the associated gaming equipment. The Indiana Act allows a person to hold up to 100% of up to two individual riverboat owner's licenses.

Each initial owner's license runs for a period of five years. Thereafter, the license is subject to renewal on an annual basis upon a determination by the Commission that the licensee continues to be eligible for an owner's license pursuant to the Indiana Act and the rules and regulations adopted thereunder. Ameristar Casino East Chicago, LLC submitted an application for the required annual license renewal in 2012 and such license renewal was approved by the Commission on August 2, 2012.

The Indiana Act requires that a licensed owner undergo a complete investigation every three years. If for any reason the license is terminated, the assets of the riverboat gaming operation cannot be disposed of without the approval of the Commission. In 2009, the Indiana General Assembly enacted legislation requiring all casino operators to submit for approval by the Commission a written power of attorney identifying a person who would serve as trustee to temporarily operate the casino in certain rare circumstances, such as the revocation or non-renewal of an owner's license. Ameristar Casino East Chicago, LLC most recently had its power of attorney approved by the Commission in April 2011.

A holder of a gaming license is required to post a bond with the Commission in an amount that the Commission determines will adequately reflect the amount that a local community will expend for infrastructure and other facilities associated with a riverboat operation. A licensee must hold insurance of the type and amount deemed necessary by the Commission.

The Commission has also promulgated a rule mandating that licensees maintain a cash reserve to protect patrons against defaults in gaming debts. The cash reserve is to be equal to a licensee's average payout for a three-day period based on the riverboat's performance during the prior calendar quarter. The cash reserve can consist of cash on hand, cash maintained in Indiana bank accounts and cash equivalents not otherwise committed or obligated.

The Indiana Act does not limit the maximum bet or per patron loss. Each licensee sets minimum and maximum wagers on its own games. Wagering may not be conducted with money or other negotiable currency. No person under the age of 21 is permitted to wager, and wagers may only be taken from persons present on a licensed riverboat.

The Commission places special emphasis on the participation of minority business enterprises ("MBEs") and women business enterprises ("WBEs") in the riverboat industry. Each licensee is required to submit annually to the Commission a report that includes the total dollar value of contracts awarded for qualifying goods and services along with the percentage that was spent with MBEs and WBEs, respectively. The Commission currently has established a 10% goal for MBEs and a 5% goal for WBEs. Failure to meet MBE and WBE goals established by the Commission would result in scrutiny and possible penalties by the Commission. The Indiana Act authorizes the Commission to suspend, limit or revoke an owner's gaming license or impose a fine or other appropriate conditions for failure to comply with these guidelines. However, if a determination is made that a licensee has failed to demonstrate compliance with these guidelines, the licensee has 90 days from the date of the determination to comply. For expenditures in all areas where formal goals have not been established, the Commission has taken the position that the capacity percentages set forth in a disparity study are targets for which best faith efforts of each licensee are expected.

A licensee may not lease, hypothecate, borrow money against or lend money against an owner's riverboat gaming license. An ownership interest in an owner's riverboat gaming license may only be transferred in accordance with the regulations promulgated under the Indiana Act.

The Indiana Act stipulates a graduated wagering tax with a starting tax rate of 15% for the first $25.0 million of adjusted gross receipts and a top rate of 40% for adjusted gross receipts in excess of $600.0 million. In addition to the wagering tax, an admissions tax of $3 per admission is assessed. The Indiana Act provides for the suspension or revocation of a license if the wagering and admissions taxes are not timely submitted.

A licensee may enter into debt transactions that total $1.0 million or more only with the prior approval of the Commission. Such approval is subject to compliance with requisite procedures and a showing that each person with whom the licensee enters into a debt transaction would be suitable for licensure under the Indiana Act. Unless waived, approval of debt transactions requires consideration by the Commission at two business meetings. The Commission, by resolution, has authorized its Executive Director, subject to subsequent ratification by the Commission, to approve debt transactions after a review of the transaction documents and consultation with the Commission Chair and the Commission's financial consultant(s).

The Commission may subject a licensee to fines, suspension or revocation of its license for any act that is in violation of the Indiana Act or the regulations of the Commission or for any other fraudulent act. In addition, the Commission may revoke an owner's license if the Commission determines that the revocation of the license is in the best interests of the State of Indiana.

The Indiana Act provides that the sale of alcoholic beverages at riverboat casinos is subject to licensing, control and regulation pursuant to Title 7.1 of the Indiana Code and the rules adopted by the Indiana Alcohol and Tobacco Commission.

Mississippi

The ownership and operation of casino gaming facilities in the State of Mississippi are subject to extensive state and local regulation, but primarily the licensing and regulatory control of the Mississippi Gaming Commission (the "Mississippi Commission").

The Mississippi Gaming Control Act (the "Mississippi Act") is similar to the Nevada Gaming Control Act. The Mississippi Commission has adopted regulations that are also similar in many respects to the Nevada gaming regulations.

The laws, regulations and supervisory procedures of the Mississippi Commission are based upon declarations of public policy that are concerned with, among other things, (1) the prevention of unsavory or unsuitable persons from having direct or indirect involvement with gaming at any time or in any capacity; (2) the establishment and maintenance of responsible accounting practices and procedures; (3) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing for reliable record keeping and requiring the filing of periodic reports with the Mississippi Commission; (4) the prevention of cheating and fraudulent practices; (5) providing a source of state and local revenues through taxation and licensing fees; and (6) ensuring that gaming licensees, to the extent practicable, employ Mississippi residents. The regulations are subject to amendment and interpretation by the Mississippi Commission. We believe that our compliance with the licensing procedures and regulatory requirements of the Mississippi Commission will not affect the marketability of our securities. Changes in Mississippi laws or regulations may limit or otherwise materially affect the types of gaming that may be conducted and such changes, if enacted, could have an adverse effect on us and our Mississippi gaming operations.

The Mississippi Act provides for legalized gaming in each of the 14 counties that border the Gulf Coast or the Mississippi River, but only if the voters in the county have not voted to prohibit gaming in that county. Currently, gaming is permissible in nine of the 14 eligible counties in the state and gaming operations take place in seven counties. Traditionally, Mississippi law required gaming vessels to be located on the Mississippi River or on navigable waters in eligible counties along the Mississippi River or in the waters lying south of the counties along the Mississippi Gulf Coast. However, the Mississippi legislature has amended the Mississippi Act to permit licensees in the three counties along the Gulf Coast to establish land-based casino operations provided that the gaming areas do not extend more than 800 feet beyond the 19-year mean high water line, except in Harrison County, where the limit can be extended as far as the greater of 800 feet beyond the 19-year mean water line or the southern boundary of Highway 90. Due to another change to the Mississippi Act, the Commission has also permitted licensees in approved river counties to conduct gaming operations on permanent structures, provided that the majority of any such structure is located on the river side of the "bank full" line of the Mississippi River.

The Mississippi Act permits unlimited stakes gaming on a 24-hour basis and does not restrict the percentage of space that may be utilized for gaming. The Mississippi Act permits substantially all traditional casino games and gaming devices.

ACI and any subsidiary of ACI that operates a casino in Mississippi (a "Mississippi Gaming Subsidiary") are subject to the licensing and regulatory control of the Mississippi Commission. As the sole stockholder of Ameristar Casino Vicksburg, Inc. ("ACVI"), a licensee of the Mississippi Commission, ACI is registered under the Mississippi Act as a publicly traded corporation (a "Registered Corporation"). As a Registered Corporation, we are required periodically to submit detailed financial and operating reports to the Mississippi Commission and furnish any other information that the Mississippi Commission may require. If we are unable to continue to satisfy the registration requirements of the Mississippi Act, we and any Mississippi Gaming Subsidiary cannot own or operate gaming facilities in Mississippi. No person may become a stockholder of or receive any percentage of profits from a Mississippi Gaming Subsidiary without first obtaining licenses and approvals from the Mississippi Commission. We have obtained such approvals in connection with our ownership of ACVI.

A Mississippi Gaming Subsidiary must maintain a gaming license from the Mississippi Commission to operate a casino in Mississippi. Such licenses are issued by the Mississippi Commission subject to certain conditions, including continued compliance with all applicable state laws and regulations. There are no limitations on the number of gaming licenses that may be issued in Mississippi. Gaming licenses require the payment of periodic fees and taxes, are not transferable, are issued for a three-year period and must be renewed periodically thereafter. ACVI most recently was granted a renewal of its gaming license by the Mississippi Commission on January 25, 2012. This license expires on January 24, 2015.

Certain of our officers and employees and the officers, directors and certain key employees of our Mississippi Gaming Subsidiary must be found suitable or approved by the Mississippi Commission. We believe that we have obtained, applied for or are in the process of applying for all necessary findings of suitability with respect to such persons affiliated with Ameristar or ACVI, although the Mississippi Commission, in its discretion, may require additional persons to file applications for findings of suitability. In addition, any person having a material relationship or involvement with Ameristar or ACVI may be required to be found suitable, in which case those persons must pay the costs and fees associated with such investigation. The Mississippi Commission may deny an application for a finding of suitability for any cause that it deems reasonable. Changes in certain licensed positions, including changes in any person's corporate position or title, must be reported to the Mississippi Commission. In addition to having authority to deny an application for a finding of suitability, the Mississippi Commission has jurisdiction to disapprove a change in such person's corporate position or title and such changes must be reported to the Mississippi Commission. The Mississippi Commission has the power to require us and any Mississippi Gaming Subsidiary to suspend or dismiss officers, directors and other key employees or sever relationships with other persons who refuse to file appropriate applications or whom the authorities find unsuitable to act in such capacities. Determinations of suitability or questions pertaining to licensing are not subject to judicial review in Mississippi.

At any time, the Mississippi Commission has the power to investigate and require the finding of suitability of any record or beneficial stockholder of Ameristar. The Mississippi Act requires any person who acquires more than 5% of any class of voting securities of a Registered Corporation, as reported to the Securities and Exchange Commission, to report the acquisition to the Mississippi Commission, and such person may be required to be found suitable. Also, any person who becomes a beneficial owner of more than 10% of any class of voting securities of a Registered Corporation, as reported to the Securities and Exchange Commission, must apply for a finding of suitability by the Mississippi Commission and must pay the costs and fees that the Mississippi Commission incurs in conducting the investigation. If a stockholder who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information, including a list of beneficial owners.

The Mississippi Commission generally has exercised its discretion to require a finding of suitability of any beneficial owner of more than 5% of any class of voting securities of a Registered Corporation. However, under certain circumstances, an "institutional investor," as defined in the Mississippi Commission's regulations, which acquires more than 10% but not more than 15% of the voting securities of a Registered Corporation may apply to the Mississippi Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the Registered Corporation, any change in the corporate charter, bylaws, management, policies or operations of the Registered Corporation or any of its gaming affiliates, or any other action which the Mississippi Commission finds to be inconsistent with holding the voting securities for investment purposes only. Activities that are not deemed to be inconsistent with holding voting securities for investment purposes include (1) voting on all matters voted on by stockholders; (2) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in the Registered Corporation's management, policies or operations; and (3) such other activities as the Mississippi Commission may determine to be consistent with such investment intent.

Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Mississippi Commission may be found unsuitable. The same restrictions apply to a record owner of our securities if the record owner, after request, fails to identify the beneficial owner. Any person found unsuitable and who holds, directly or indirectly, any beneficial ownership of our securities beyond such time as the Mississippi Commission prescribes may be guilty of a misdemeanor. We may be subject to disciplinary action if, after receiving notice that a person is unsuitable to be a stockholder or to have any other relationship with us or any Mississippi Gaming Subsidiary owned by us, the company involved (1) pays the unsuitable person any dividend or other distribution upon such person's voting securities; (2) recognizes the exercise, directly or indirectly, of any voting rights conferred by securities held by the unsuitable person; (3) pays the unsuitable person any remuneration in any form for services rendered or otherwise, except in certain limited and specific circumstances; or (4) fails to pursue all lawful efforts to require the unsuitable person to divest himself of the securities, including, if necessary, the immediate purchase of the securities for cash at fair market value.

We may be required to disclose to the Mississippi Commission, upon request, the identities of the holders of our debt or other securities. In addition, under the Mississippi Act, the Mississippi Commission, in its discretion, may require the holder of any debt security of a Registered Corporation to file an application, be investigated and be found suitable to own the debt security if the Mississippi Commission has reason to believe that the holder's ownership of such debt securities would be inconsistent with the declared policies of the State of Mississippi.

Although the Mississippi Commission generally does not require the individual holders of obligations such as notes to be investigated and found suitable, the Mississippi Commission retains the discretion to do so for any reason, including but not limited to a default, or where the holder of the debt instruments exercises a material influence over the gaming operations of the entity in question. Any holder of debt securities required to apply for a finding of suitability must pay all investigative fees and costs of the Mississippi Commission in connection with such an investigation.

If the Mississippi Commission determines that a person is unsuitable to own a debt security, then the Registered Corporation may be sanctioned, including the loss of its approvals, if without the prior approval of the Mississippi Commission it (1) pays to the unsuitable person any dividend, interest or any distribution whatsoever; (2) recognizes any voting right by the unsuitable person in connection with those securities; (3) pays the unsuitable person remuneration in any form; or (4) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

Each Mississippi Gaming Subsidiary must maintain in Mississippi a current ledger with respect to the ownership of its equity securities and we must maintain in Mississippi a current list of our stockholders, which must reflect the record ownership of each outstanding share of any class of our equity securities. The ledger and stockholder lists must be available for inspection by the Mississippi Commission at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Mississippi Commission. A failure to make such disclosure may be grounds for finding the record holder unsuitable. We must also render maximum assistance in determining the identity of the beneficial owner.

The Mississippi Act requires that the certificates representing securities of a Registered Corporation bear a legend indicating that the securities are subject to the Mississippi Act and the regulations of the Mississippi Commission. We have received from the Mississippi Commission a waiver of this legend requirement. The Mississippi Commission has the power to impose additional restrictions on the holders of our securities at any time.

Substantially all material loans, leases, sales of securities and similar financing transactions by a Registered Corporation or a Mississippi Gaming Subsidiary must be reported to or approved by the Mississippi Commission. A Mississippi Gaming Subsidiary may not make a public offering of its securities, but may pledge or mortgage casino facilities. A Registered Corporation may not make a public offering of its securities without the prior approval of the Mississippi Commission if any part of the proceeds of the offering is to be used to finance the construction, acquisition or operation of gaming facilities in Mississippi or to retire or extend obligations incurred for those purposes. Such approval, if given, does not constitute a recommendation or approval of the investment merits of the securities subject to the offering. We have received a waiver of the prior approval requirement with respect to public offerings and private placements of securities, subject to certain conditions, including the ability of the Mississippi Commission to issue a stop order with respect to any such offering if the staff determines it would be necessary to do so.

Under the regulations of the Mississippi Commission, a Mississippi Gaming Subsidiary may not guarantee a security issued by an affiliated company pursuant to a public offering, or pledge its assets to secure payment or performance of the obligations evidenced by a security issued by an affiliated company, without the prior approval of the Mississippi Commission. A pledge of the stock of a Mississippi Gaming Subsidiary and the foreclosure of such a pledge are ineffective without the prior approval of the Mississippi Commission. Moreover, restrictions on the transfer of an equity security issued by a Mississippi Gaming Subsidiary or its holding companies and agreements not to encumber such securities are ineffective without the prior approval of the Mississippi Commission. We have obtained approvals from the Mississippi Commission for such guarantees, pledges and restrictions in connection with offerings of securities, subject to certain restrictions, but we must obtain separate prior approvals from the Mississippi Commission for pledges and stock restrictions imposed in connection with certain financing transactions. Moreover, the regulations of the Mississippi Commission require us to file a Loan to Licensees Report within 30 days following certain financing transactions and the offering of certain debt securities. If the Mississippi Commission were to deem it appropriate, the Mississippi Commission could order any such transaction rescinded.

Changes in control of the Company through merger, consolidation, acquisition of assets, management or consulting agreements or any act or conduct by a person by which he or she obtains control may not occur without the prior approval of the Mississippi Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Mississippi Commission in a variety of stringent standards prior to assuming control of the Registered Corporation. The Mississippi Commission also may require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control to be investigated and found suitable as part of the approval process relating to the transaction.

The Mississippi legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and other corporate defense tactics that affect corporate gaming licensees in Mississippi and Registered Corporations may be injurious to stable and productive corporate gaming. The Mississippi Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Mississippi's gaming industry and to further Mississippi's policy to (1) assure the financial stability of corporate gaming operators and their affiliates; (2) preserve the beneficial aspects of conducting business in the corporate form; and (3) promote a neutral environment for the orderly governance of corporate affairs.

Approvals are, in certain circumstances, required from the Mississippi Commission before a Registered Corporation may make exceptional repurchases of voting securities (such as repurchases which treat holders differently) in excess of the current market price and before a corporate acquisition opposed by management can be consummated. Mississippi's gaming regulations also require prior approval by the Mississippi Commission of a plan of recapitalization proposed by the Registered Corporation's board of directors in response to a tender offer made directly to the Registered Corporation's stockholders for the purpose of acquiring control of the Registered Corporation.

Neither we nor any Mississippi Gaming Subsidiary may engage in gaming activities in Mississippi while also conducting gaming operations outside of Mississippi without approval of, or a waiver of such approval by, the Mississippi Commission. The Mississippi Commission may require determinations that, among other things, there are means for the Mississippi Commission to have access to information concerning the out-of-state gaming operations of us and our affiliates. We previously have obtained, or otherwise qualified for, a waiver of foreign gaming approval from the Mississippi Commission for operations in other jurisdictions in which we conduct gaming operations and will be required to obtain the approval or a waiver of such approval from the Mississippi Commission prior to engaging in any additional future gaming operations outside of Mississippi; provided, however, that such waiver shall be automatically granted under the Mississippi Commission's regulations in connection with foreign gaming activities (except for internet gaming activities) conducted (1) within the 50 states or any territory of the United States, (2) on board any cruise ship embarking from a port located therein or (3) in any other jurisdiction in which a casino operator's license or its equivalent is not required in order to legally conduct gaming operations.

If the Mississippi Commission were to determine that we or ACVI had violated a gaming law or regulation, the Mississippi Commission could limit, condition, suspend or revoke our approvals and the license of ACVI, subject to compliance with certain statutory and regulatory procedures. In addition, we, ACVI and the persons involved could be subject to substantial fines for each separate violation. Because of such a violation, the Mississippi Commission could attempt to appoint a supervisor to operate the casino facilities. Limitation, conditioning or suspension of any gaming license or approval or the appointment of a supervisor could (and revocation of any gaming license or approval would) materially adversely affect us, our gaming operations and our results of operations.

License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Mississippi, the Mississippi Commission and the counties and cities in which a Mississippi Gaming Subsidiary's operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually. Generally, gaming fees and taxes are based upon the following: (1) a percentage of the gross gaming revenues received by the casino operation; (2) the number of gaming devices operated by the casino; or (3) the number of table games operated by the casino.

The license fee payable to the State of Mississippi is based upon "gaming receipts" (generally defined as gross receipts less payouts to guests as winnings) and the current maximum tax rate imposed is 8% of all gaming receipts in excess of $134,000 per month. The foregoing license fees we pay are allowed as a credit against ACVI's Mississippi income tax liability for the year paid. The gross revenues fee imposed by the City of Vicksburg equals approximately 4% of gaming receipts.

The Mississippi Commission's regulations require as a condition of licensure or license renewal that an existing licensed gaming establishment's plan include adequate parking facilities in close proximity to the casino complex and infrastructure facilities, such as hotels, which amount to at least 100% of the casino cost. The Mississippi Commission's current infrastructure requirement applies to new casinos or acquisitions of closed casinos. Ameristar Vicksburg was grandfathered under a prior version of that regulation that required that the infrastructure investment be equal to only 25% or more of the casino cost.

The sale of alcoholic beverages at Ameristar Vicksburg is subject to licensing, control and regulation by the Alcoholic Beverage Control Division of the Mississippi State Tax Commission (the "ABC") and by the City of Vicksburg. Ameristar Vicksburg is located in a designated special resort area, which allows ACVI to serve alcoholic beverages on a 24-hour basis. If ABC regulations are violated, the ABC has the power to limit, condition, suspend or revoke any license for the serving of alcoholic beverages or to place such licensee on probation with or without conditions. Certain officers and managers of ACVI must be investigated by the ABC in connection with ACVI's liquor permit and changes in certain key positions must be approved by the ABC.

Colorado

As prescribed by the Colorado Limited Gaming Act of 1991 (the "Colorado Act"), the ownership and operation of limited stakes gaming facilities in Colorado are subject to the Colorado Gaming Regulations (the "Colorado Regulations") and final authority of the Colorado Limited Gaming Control Commission (the "Colorado Commission"). The Colorado Act also created the Colorado Division of Gaming within the Colorado Department of Revenue to license, supervise and enforce the conduct of limited stakes gaming in Colorado.

Ameristar Casino Black Hawk, Inc. ("ACBHI") holds operator, retail gaming and manufacturer/distributor licenses for Ameristar Casino Black Hawk issued by the Colorado Commission. The Colorado Act requires that applications for renewal of operator, retail gaming and manufacturer/distributor licenses be filed every two years with the Commission not less than 120 days prior to the expiration of the current licenses. ACBHI's current licenses expire on December 16, 2013.

The Colorado Act declares public policy on limited stakes gaming to be that: (1) the success of limited stakes gaming is dependent upon public confidence and trust that licensed limited stakes gaming is conducted honestly and competitively, the rights of the creditors of licensees are protected and gaming is free from criminal and corruptive elements; (2) public confidence and trust can be maintained only by strict regulation of all persons, locations, practices, associations and activities related to the operation of licensed gaming establishments and the manufacture or distribution of gaming devices and equipment; (3) all establishments where limited gaming is conducted and where gambling devices are operated, and all manufacturers, sellers and distributors of certain gambling devices and equipment, must therefore be licensed, controlled and assisted to protect the public health, safety, good order and the general welfare of the inhabitants of the state to foster the stability and success of limited stakes gaming and to preserve the economy, policies and free competition in Colorado; and (4) no applicant for a license or other affirmative Colorado Commission approval has any right to a license or to the granting of the approval sought. Having the authority to impose fines, the Colorado Commission has broad discretion to issue, condition, suspend for up to six months, revoke, limit or restrict at any time the following licenses: slot machine manufacturer or distributor, operator, retail gaming, support and key employee gaming licenses. With limited exceptions applicable to licensees that are publicly traded entities, no person may sell, lease, purchase, convey or acquire any interest in a retail gaming or operator license or business without the prior approval of the Colorado Commission. Any license issued or other Colorado Commission approval granted pursuant to the Colorado Act is a revocable privilege, and no holder acquires any vested rights therein.

Pursuant to an amendment to the Colorado Constitution (the "Colorado Amendment"), limited stakes gaming became lawful in the cities of Central City, Black Hawk and Cripple Creek on October 1, 1991. Currently, limited stakes gaming means a maximum single bet of $100 on slot machines and in the games of blackjack, poker, craps and roulette. Gaming is permitted to be conducted 24 hours each day.

Limited stakes gaming is confined to the commercial districts of these cities as defined by Central City on October 7, 1981, by Black Hawk on May 4, 1978, and by Cripple Creek on December 3, 1973. In addition, the Colorado Amendment restricts limited stakes gaming to structures that conform to the architectural styles and designs that were common to the areas prior to World War I and that conform to the requirements of applicable city ordinances regardless of the age of the structures. Under the Colorado Amendment, no more than 35% of the square footage of any building and no more than 50% of any one floor of any building may be used for limited stakes gaming. Persons under the age of 21 cannot participate in limited stakes gaming.

The Colorado Constitution provides for a tax on the total amount wagered less all payouts to players. The gaming tax rates in effect as of July 1, 2008 can only be increased by amendment to the Colorado Constitution by voters in a statewide election. With respect to games of poker, the tax is calculated based on the sums wagered that are retained by the licensee as compensation, which must be consistent with the minimum and maximum amounts established by the Colorado Commission. Effective July 1, 2012, the Commission reinstated the annual tax rates that were in effect prior to July 1, 2011, increasing the rate tiers to the following:

- 0.25% up to and including $2 million of the subject amounts;
- 2.0% on amounts from $2 million to $5 million;
- 9.0% on amounts from $5 million to $8 million;
- 11.0% on amounts from $8 million to $10 million;
- 16.0% on amounts from $10 million to $13 million; and
- 20.0% on amounts over $13 million.

The City of Black Hawk also assesses two device fees that are based on the number of gaming devices operated. Those consist of a $62.50 fee per device per month and a transportation device fee of $6.42 per device per month.

The Colorado Commission has enacted Rule 4.5, which imposes requirements on publicly traded corporations holding gaming licenses in Colorado and on gaming licenses owned directly or indirectly by a publicly traded corporation, whether through a subsidiary or intermediary company. The term "publicly traded corporation" includes corporations, firms, limited liability companies, trusts, partnerships and other forms of business organizations. Such requirements automatically apply to any ownership interest held by a publicly traded corporation, holding company or intermediary company thereof, where the ownership interest directly or indirectly is, or will be upon approval of the Colorado Commission, 5% or more of the entire licensee. In any event, if the Colorado Commission determines that a publicly traded corporation or a subsidiary, intermediary company or holding company has the actual ability to exercise influence over a licensee, regardless of the percentage of ownership possessed by such entity, the Colorado Commission may require the entity to comply with the disclosure regulations contained in Rule 4.5.

Under Rule 4.5, gaming licensees, affiliated companies and controlling persons commencing a public offering of voting securities must notify the Colorado Commission no later than 10 business days after the initial filing of a registration statement with the Securities and Exchange Commission. Licensed publicly traded corporations are also required to send proxy statements to the Division of Gaming within five days after their distribution. Licensees to whom Rule 4.5 applies must include in their charter documents provisions that restrict the rights of the licensees to issue voting interests or securities except in accordance with the Colorado Act and the Colorado Regulations; limit the rights of persons to transfer voting interests or securities of licensees except in accordance with the Colorado Act and the Colorado Regulations; and provide that holders of voting interests or securities of licensees found unsuitable by the Colorado Commission may, within 60 days of such finding of unsuitability, be required to sell their interests or securities back to the issuer at the lesser of the cash equivalent of the holders' investment or the market price as of the date of the finding of unsuitability. Alternatively, the holders may, within 60 days after the finding of unsuitability, transfer the voting interests or securities to a suitable person, as determined by the Colorado Commission. Until the voting interests or securities are held by suitable persons, the issuer may not pay dividends or interest, the securities may not be voted and may not be included in the voting or securities of the issuer, and the issuer may not pay any remuneration in any form to the holders of the securities.

Pursuant to Rule 4.5, persons who acquire direct or indirect beneficial ownership of (a) 5% or more of any class of voting securities of a publicly traded corporation that is required to include in its articles of incorporation the Rule 4.5 charter language provisions; or (b) 5% or more of the beneficial interest in a gaming licensee directly or indirectly through any class of voting securities of any holding company or intermediary company of a licensee, referred to as "qualifying persons," shall notify the Division of Gaming within 10 days of such acquisition, are required to submit all requested information and are subject to a finding of suitability as required by the Division of Gaming or the Colorado Commission. Licensees also must notify any qualifying persons of these requirements. A qualifying person other than an institutional investor whose interest equals 10% or more must apply to the Colorado Commission for a finding of suitability within 45 days after acquiring such securities. Licensees must also notify any qualifying persons of these requirements. Whether or not notified, qualifying persons are responsible for complying with these requirements.

A qualifying person who is an institutional investor under Rule 4.5 and who, individually or in association with others, acquires, directly or indirectly, the beneficial ownership of 15% or more of any class of voting securities must apply to the Colorado Commission for a finding of suitability within 45 days after acquiring such interests.

The Colorado Regulations provide for exemption from the requirements for a finding of suitability when the Colorado Commission finds such action to be consistent with the purposes of the Colorado Act.

Pursuant to Rule 4.5, persons found unsuitable by the Colorado Commission must be removed from any position as an officer, director or employee of a licensee, or from a holding or intermediary company. Such unsuitable persons also are prohibited from any beneficial ownership of the voting securities of any such entities. Licensees, or affiliated entities of licensees, are subject to sanctions for paying dividends or distributions to persons found unsuitable by the Colorado Commission, or for recognizing voting rights of, or paying a salary or any remuneration for services to, unsuitable persons. Licensees or their affiliated entities also may be sanctioned for failing to pursue efforts to require unsuitable persons to relinquish their interest. The Colorado Commission may determine that anyone with a material relationship to, or material involvement with, a licensee or an affiliated company must apply for a finding of suitability or must apply for a key employee license.

The Colorado Regulations require that every officer, director and stockholder of private corporations or equivalent office or ownership holders for non-corporate applicants, and every officer, director or stockholder holding either a 5% or greater interest or controlling interest of a publicly traded corporation or owners of an applicant or licensee, shall be a person of good moral character and submit to a full background investigation conducted by the Division of Gaming and the Colorado Commission. The Colorado Commission may require any person having an interest in a license to undergo a full background investigation and pay the cost of investigation in the same manner as an applicant.

The sale of alcoholic beverages in gaming establishments is subject to strict licensing, control and regulation by State and local authorities. Alcoholic beverage licenses are revocable and nontransferable. State and local licensing authorities have full power to limit, condition, suspend for as long as six months or revoke any such licenses.

There are various classes of retail liquor licenses which may be issued under the Colorado Liquor Code. A gaming licensee may sell malt, vinous or spirituous liquors only by the individual drink for consumption on the premises. An application for an alcoholic beverage license in Colorado requires notice, posting and a public hearing before the local liquor licensing authority prior to approval. The Colorado Department of Revenue's Liquor Enforcement Division must also approve the application. ACBHI has been approved for a hotel and restaurant liquor license by both the local Black Hawk licensing authority and the State Division of Liquor Enforcement.

Nevada

The ownership and operation of casino gaming facilities in Nevada are subject to: (1) the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, the "Nevada Act"); and (2) various local regulations. Our operations are subject to the licensing and regulatory control of the Nevada Gaming Commission ("Nevada Commission"), the Nevada State Gaming Control Board ("Nevada Board"), and the Liquor Board of Elko County. The Nevada Commission, the Nevada Board and the Liquor Board of Elko County are collectively referred to in this section as the "Nevada Gaming Authorities."

The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things, (1) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity; (2) the establishment and maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues; (3) providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities; (4) the prevention of cheating and fraudulent practices; and (5) providing a source of state and local revenues through taxation and licensing fees. Change in such laws, regulations and procedures could have an adverse effect on our gaming operations.

Cactus Pete's, Inc. ("CPI"), which owns and operates the Jackpot properties, is required to be licensed by the Nevada Gaming Authorities. The gaming licenses require the periodic payment of fees and taxes and are not transferable. Ameristar is registered by the Nevada Commission as a publicly traded corporation (a "Registered Corporation") and has been found suitable to own the stock of CPI, which is a corporate licensee (a "Corporate Licensee") under the terms of the Nevada Act. As a Registered Corporation, Ameristar is required periodically to submit detailed financial and operating reports to the Nevada Commission and furnish any other information that the Nevada Commission may require. No person may become a holder of 5% or less of the stock of a Corporate Licensee without registering with the Nevada Gaming Authorities. No person may become a holder of more than 5% of the stock of, or receive any percentage of profits from, a Corporate Licensee without first obtaining licenses and approvals from the Nevada Gaming Authorities. Ameristar and CPI have obtained from the Nevada Gaming Authorities the various registrations, findings of suitability, approvals, permits and licenses currently required in order to engage in gaming activities in Nevada.

The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, CPI or Ameristar in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors and certain key employees of CPI must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. Officers, directors and key employees of Ameristar who are actively and directly involved in gaming activities of CPI may be required to be reviewed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause that they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities, and in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have jurisdiction to disapprove a change in a corporate position.

If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with CPI or Ameristar, the companies involved would have to sever all relationships with such person. In addition, the Nevada Commission may require CPI or Ameristar to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

CPI and Ameristar are required to submit detailed financial and operating reports to the Nevada Commission. Substantially all material loans, leases, sales of securities and similar financing transactions by Ameristar and CPI must be reported to, or approved by, the Nevada Commission.

If it were determined that the Nevada Act was violated by CPI, the gaming licenses it holds or has applied for could be limited, denied, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, CPI, Ameristar and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission. Further, a supervisor could be appointed by the Nevada Commission to operate CPI's gaming properties and, under certain circumstances, earnings generated during the supervisor's appointment (except for the reasonable rental value of the premises) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any gaming license or the appointment of a supervisor could (and denial or revocation of any gaming license would) materially adversely affect our gaming operations.

Any beneficial holder of Ameristar's voting or non-voting securities, regardless of the number of shares owned, may be required to file an application, be investigated and have his suitability as a beneficial holder of Ameristar's voting securities determined if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policy of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

The Nevada Act requires any person who acquires beneficial ownership of more than 5% of a Registered Corporation's voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of a Registered Corporation's voting securities apply to the Nevada Commission for a finding of suitability within 30 days after the Chairman of the Nevada Board mails the written notice requiring such filing. However, an "institutional investor," as defined in the Nevada Act, which beneficially owns more than 10% but not more than 11% of a Registered Company's voting securities as a result of a stock repurchase by the Registered Company may not be required to file such an application. Further, an institutional investor which acquires more than 10%, but not more than 25%, of a Registered Corporation's voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor that has obtained a waiver may hold more than 25% but not more than 29% of a Registered Corporation's voting securities and maintain its waiver where the additional ownership results from a stock repurchase by the Registered Corporation. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the Registered Corporation, any change in the corporate charter, bylaws, management, policies or operations of the Registered Corporation or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding the Registered Corporation's voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include (1) voting on all matters voted on by stockholders; (2) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (3) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information, including a list of beneficial owners. The applicant is required to pay all costs of investigation.

Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any equity security holder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the equity securities of a Registered Corporation beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. Ameristar is subject to disciplinary action if, after it receives notice that a person is unsuitable to be a security holder or to have any other relationship with Ameristar or CPI, Ameristar (1) pays that person any dividend or interest upon voting securities of Ameristar, (2) allows that person to exercise, directly or indirectly, any voting right conferred through securities held by the person, (3) pays remuneration in any form to that person for services rendered or otherwise, or (4) fails to pursue all lawful efforts to require such unsuitable person to relinquish his securities including, if necessary, the immediate purchase of such securities by Ameristar for cash at fair market value. Additionally, the Liquor Board of Elko County has the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming license within its jurisdiction.

The Nevada Commission may, at its discretion, require the holder of any debt security of a Registered Corporation to file applications, be investigated and be found suitable to own the debt security of a Registered Corporation if it has reason to believe that such holder's acquisition of such ownership would otherwise be inconsistent with the declared policy of the State of Nevada. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it (1) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (2) recognizes any voting right by such unsuitable person in connection with such securities; (3) pays the unsuitable person remuneration in any form; or (4) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

Ameristar is required to maintain a current stock ledger in Nevada, which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. Ameristar is also required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Commission has the power to require Ameristar stock certificates to bear a legend indicating that the securities are subject to the Nevada Act. However, to date, the Nevada Commission has not imposed such a requirement on Ameristar.

Ameristar may not make a public offering of its securities without the prior approval of the Nevada Commission if the securities or the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. On March 24, 2011, the Nevada Commission granted us approval to make public offerings for a period of two years, subject to specified conditions (the "Shelf Approval"). The Shelf Approval also applies to any company we wholly own that is a publicly traded corporation or would become a publicly traded corporation pursuant to a public offering ("Affiliate"). The Shelf Approval also includes approval for CPI to guarantee any security issued by, and to hypothecate its assets to secure the payment or performance of any obligations evidenced by a security issued by, us or an Affiliate in a public offering. The Shelf Approval also includes approval to place restrictions upon the transfer of, and enter into agreements not to encumber the equity securities of, CPI. The Shelf Approval, however, may be rescinded for good cause, without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada Board. The Shelf Approval does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the investment merits of the securities offered. Any representation to the contrary is unlawful.

Changes in control of Ameristar through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby he obtains control may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada Board and Nevada Commission in a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process relating to the transaction.

The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada Corporate Licensees, and Registered Corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to (1) assure the financial stability of Corporate Licensees and their affiliates; (2) preserve the beneficial aspects of conducting business in the corporate form; and (3) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Commission before the Registered Corporation can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by the Registered Corporation's board of directors in response to a tender offer made directly to the Registered Corporation's stockholders for the purposes of acquiring control of the Registered Corporation.

Ameristar has adopted and maintains a Gaming Compliance Program ("Program") that has been approved by the Chairman of the Nevada Board. The Program is designed to assist our efforts to maintain compliance with the gaming laws of the various jurisdictions under which we conduct our gaming operations. Under the Program, a Compliance Committee, assisted by a Compliance Officer, conducts reviews of specified types of proposed business and employment transactions and relationships and other matters related to regulatory requirements, and advises the Board of Directors and management accordingly. The Compliance Committee's activities are designed primarily to help assure the suitability of business associations of the Company and its affiliates.

License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the Nevada licensee's respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable monthly, quarterly or annually and are based upon: (1) a percentage of the gross revenues received; (2) the number of gaming devices operated; or (3) the number of table games operated. A live entertainment tax is also paid by certain casino operations where entertainment is furnished in connection with admission fees, the selling or serving of food and refreshments, or the selling of merchandise.

Any person who is licensed, required to be licensed, registered, required to be registered or is under common control with such persons (collectively, "Licensees"), and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation of the Nevada Board of their participation in such foreign gaming. The revolving fund is subject to increase or decrease at the discretion of the Nevada Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Act. Licensees are also subject to disciplinary action by the Nevada Commission if they knowingly violate any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fail to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engage in activities or enter into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees or employ, contract with or associate with a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of unsuitability.

Louisiana

We are constructing a new riverboat casino and resort in Lake Charles, Louisiana ("Ameristar Lake Charles"), which will be owned and operated by Ameristar's indirect wholly owned subsidiary, Ameristar Casino Lake Charles, LLC ("ACLC"). The following is a summary of the laws and regulations applicable to our gaming operations in Louisiana. The summary does not purport to be a full description thereof and is qualified in its entirety by reference to such laws and regulations.

The ownership and operation of our gaming facility are subject to pervasive regulation under the laws and regulations of Louisiana. The gaming laws and regulations of Louisiana generally are based upon declarations of public policy designed to protect gaming consumers and the viability and integrity of the gaming industry. Such gaming laws and regulations are also designed to protect and maximize state and local revenues derived through taxes and licensing fees imposed on the gaming industry participants as well as to enhance economic development and tourism. To accomplish these public policy goals, the gaming laws and regulations of Louisiana establish procedures to ensure that participants in the gaming industry meet certain standards of character and financial fitness and generally require gaming industry participants to:

- establish and maintain responsible accounting practices and procedures;
- maintain effective controls over their financial practices, including establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues;
- maintain systems for reliable record keeping;
- file periodic reports with gaming regulators;
- ensure that contracts and financial transactions are commercially reasonable, reflect fair market value and are arm's-length transactions entered into with suitable persons;
- establish procedures designed to prevent cheating and fraudulent practices; and
- establish programs to promote responsible gaming.

The Louisiana Riverboat Economic Development and Gaming Control Act (the "Riverboat Act") became effective on July 18, 1991. The Riverboat Act states, among other things, that certain of the policies of the State of Louisiana with respect to riverboat gaming are:

- to develop a historic riverboat industry that will assist in the growth of the tourism market;
- to license and supervise the riverboat industry from the period of construction through actual operation;
- to regulate the operators, manufacturers, suppliers and distributors of gaming devices; and
- to license all entities involved in the riverboat gaming industry.

The Riverboat Act makes it clear that no holder of a license or permit possesses any vested interest in such license or permit and that the license or permit may be revoked at any time.

In April 1996, the Louisiana legislature passed the Louisiana Gaming Control Act (the "Gaming Control Act"), which created the Louisiana Gaming Control Board (the "LGCB"). Pursuant to the Gaming Control Act, all of the regulatory authority, control and jurisdiction of licensing for riverboats was transferred to the LGCB. The LGCB is made up of nine members and two ex-officio members (the Secretary of the Department of Revenue and the Superintendent of the Louisiana State Police). It is domiciled in Baton Rouge and regulates riverboat gaming, the land-based casino in New Orleans, racetrack slot facilities and video poker. The Attorney General acts as legal counsel to the LGCB.

The LGCB is given broad discretion to regulate, among other things, the affairs of owners, managers and persons with financial interests in gaming operations, and the authority to:

- adopt rules and regulations under the implementing statutes;
- interpret and enforce gaming laws, rules and regulations;
- impose disciplinary sanctions for violations, including fines and penalties;

- review the character and financial fitness of participants in gaming operations and make determinations regarding their suitability for participation and licensure;
- grant licenses for participation in gaming operations;
- collect and review reports and information submitted by participants in gaming operations;
- review and approve certain transactions, such as acquisitions or change-of-control transactions, of gaming industry participants, securities offerings and debt transactions engaged in by such participants; and
- establish and collect fees and taxes.

The Louisiana Department of Public Safety and Corrections, Office of State Police (the "Division") provides investigatory, regulatory and enforcement services to the LGCB in connection with the implementation, administration and enforcement of the Gaming Control Act (the LGCB and the Division are hereinafter collectively referred to as the "Gaming Authorities").

The Louisiana legislature also passed legislation requiring each parish where riverboat gaming is currently authorized to hold an election in order for the voters to decide whether riverboat gaming will remain legal in that parish. Ameristar Lake Charles is located in Calcasieu Parish, which approved the riverboat casino at a special election held on April 30, 2011.

The Riverboat Act approved the conduct of gaming activities on riverboats on certain designated waterways in Louisiana. The Riverboat Act allows the LGCB to issue up to 15 licenses to operate riverboat gaming projects within the state, with no more than six in any one parish. There are presently 15 licenses issued and 13 riverboats currently operating. In addition to Ameristar Lake Charles, a riverboat casino currently is being developed in Bossier City, Louisiana.

Creative Casinos of Louisiana, L.L.C., the former name of ACLC before it was acquired by Ameristar, received its license from the LGCB on February 17, 2011. On June 21, 2012, the LGCB approved the transfer by Creative Casinos, LLC of its 100% membership interest in Creative Casinos of Louisiana, L.L.C. to Ameristar Lake Charles Holdings, LLC, a wholly owned subsidiary of Ameristar and the sole member of ACLC.

This license is subject to certain operational conditions. All of the deadlines to date that were imposed under the license conditions by the LGCB have been met. The two remaining deadlines under the license conditions relate to submission of a system of internal controls for Ameristar Lake Charles by March 20, 2014 and completion of construction by July 20, 2014. Additionally, in accordance with the license conditions, Ameristar was required to place $25 million (the "Escrow Amount") in a restricted deposit bank account in favor of the LGCB, which Escrow Amount will be disbursed to the LGCB if one of the following events should occur:

- Ameristar cancels the Ameristar Lake Charles project;
- The license is surrendered prior to substantial completion of the Ameristar Lake Charles project; or
- The LGCB revokes the license prior to substantial completion of the Ameristar Lake Charles project.

Licenses under Louisiana gaming laws are not transferable and are granted for a limited duration and require renewal from time to time. The failure to renew ACLC's license could have a material adverse effect on our gaming operations.

The State of Louisiana will impose a gaming tax of 21.5% of the net gaming proceeds generated by Ameristar Lake Charles. Additionally, each local government may charge a boarding fee or admissions tax which, in the case of Ameristar Lake Charles, is governed by a Head Tax Sharing Agreement, dated November 28, 2011, generally providing for an admissions tax of up to 4.2% of net gaming proceeds. Any increase in these fees or taxes could have a material adverse effect on the operations of Ameristar Lake Charles. Furthermore, any change in the gaming laws and regulations of the State of Louisiana or the method whereby riverboat gaming is regulated in the State of Louisiana could have a material adverse effect on our gaming operations.

The Louisiana gaming laws and regulations generally require us, our directors, officers, managers and certain other key employees and, in some cases, certain of our members and holders of debt securities, to obtain findings of suitability from the Gaming Authorities. Findings of suitability require a determination that the applicant is suitable to hold the equity or debt securities or a position with the gaming licensee or its affiliated entities. The Gaming Authorities have broad discretion in determining who must apply for a finding of suitability and whether an applicant should be deemed suitable.

To determine whether to issue a finding of suitability to an entity to conduct gaming operations, the Gaming Authorities generally consider the following factors:

- the financial stability, integrity and responsibility of the applicant, including whether the operation is adequately capitalized in the state and exhibits the ability to maintain adequate insurance levels;
- the quality of the applicant's casino facility;

- the amount of revenue to be derived from the operation of the applicant's casino;
- the applicant's practices with respect to diversity in employment and procurement;
- the effect on competition and general impact on the community; and
- the good character, honesty and integrity of the applicant and its parent entities.

In evaluating individual applicants, the Gaming Authorities generally consider the individual's business probity and casino experience, the individual's reputation for good character, honesty and integrity, the individual's criminal history and the character and reputation of those with whom the individual associates.

As noted above, the Gaming Authorities may investigate any individual who has a material relationship to or material involvement with our operations to determine whether such individual is suitable. Suitability determinations require the submission of detailed personal and financial information followed by a thorough investigation. The applicant must pay all the costs of the investigation.

Ameristar, Ameristar Lake Charles Holdings, LLC, ACLC and certain directors, officers and key personnel have been found suitable to operate a riverboat casino in the State of Louisiana. New members, directors, officers and certain key employees associated with gaming must also be found suitable by the LGCB prior to working in gaming-related areas. These approvals may be immediately revoked for a number of causes as determined by the LGCB. The LGCB may deny any application for a permit or license for any cause found to be reasonable by the LGCB. The LGCB has the authority to require us to sever our relationship with any person who refuses or fails to file the necessary applications for suitability or whom the LGCB finds to be unsuitable, limiting the return of the equity investment of an unsuitable or unqualified owner to the lesser of the amount actually invested or the fair market value of the assets at the time of divestiture.

At any time, the LGCB may investigate and require the finding of suitability of any member or beneficial owner of Ameristar or of any of its subsidiaries or affiliates. The LGCB requires all holders of more than a 5% interest in the license holder (regardless of whether the interest is a voting or non-voting interest) to submit to suitability requirements. Additionally, if a member or beneficial owner who must be found suitable is a corporation, limited liability company or partnership, then the shareholders, directors, officers, members, or partners of the entity must also submit to investigation. The sale or transfer of any interest in a riverboat licensee is subject to LGCB approval.

Institutional investors may seek a waiver of these requirements. An "institutional investor" generally is defined as a qualified investor (i.e., certain banks, insurance companies, investment companies or advisors) acquiring and holding voting securities or non-voting securities in the ordinary course of business for investment purposes only and not for the purpose of causing, directly or indirectly, the election of a majority of the gaming entity's board of directors, any change in such entity's corporate charter, bylaws, management, policies or operations or those of any of such entity's affiliates, or the taking of any other action that the Gaming Authorities find to be inconsistent with holding the securities solely for investment purposes. Even if a waiver is granted, an institutional investor generally may not take any action inconsistent with its status when the waiver was granted without once again becoming subject to the foregoing application obligations. In order to obtain a qualification waiver, an institutional investor must certify to, among other things, its intent and purpose in acquiring and holding an issuer's securities. The LGCB may rescind the presumption of suitability for an institutional investor at any time if the institutional investor exercises or intends to exercise influence or control over the affairs of Ameristar or any of its subsidiaries or affiliates.

Pursuant to the regulations promulgated by the LGCB, all licensees are required to inform the LGCB of all debt, credit, financing and loan transactions, including the identity of debt holders, and in some cases approval from the LGCB is required prior to entering into any such debt transactions. In addition, the LGCB, in its sole discretion, may require the holders of such debt securities to file applications and be found suitable. Additionally, if the LGCB finds that any holder exercises a material influence over the gaming operations, a suitability finding will be required. Any such person who fails or refuses to apply for a finding of suitability within the prescribed period after being advised by the Gaming Authorities that it is required to do so may be found unsuitable.

If the LGCB determines that a person is unsuitable to own such a security or to hold such indebtedness, the LGCB may propose any action which it determines proper and necessary to protect the public interest, including the suspension or revocation of the license. The LGCB may also, under the penalty of suspension or revocation of ACLC's gaming license, issue a condition of disqualification naming the person(s) and declaring that such person(s) may not:

- receive dividends or interest in securities or debt;
- exercise directly or through a nominee a right conferred by the securities or indebtedness;
- receive any remuneration from the licensee;

- receive any economic benefit from the licensee; or
- continue in an ownership or economic interest in a licensee or remain as a member, beneficial owner, officer or partner of a licensee.

Additionally, Louisiana gaming laws and regulations require that suppliers of certain goods and services to gaming industry participants be permitted or otherwise approved, and require that ACLC purchase and lease gaming equipment, supplies and services only from such permitted or approved suppliers.

A violation of the Riverboat Act or the rules promulgated by the LGCB could result in substantial fines, penalties (including a suspension or revocation of the license) and criminal actions. Additionally, all licenses and permits issued by the LGCB are revocable privileges and may be revoked at any time by the LGCB.

We are periodically required to submit detailed financial and operating reports and furnish any other information that the Gaming Authorities may require.

Other Jurisdictions

We expect to be subject to rigorous regulatory standards, which may or may not be similar to the foregoing standards, in each jurisdiction in which we may seek to conduct gaming operations in the future. There can be no assurance that statutes or regulations adopted or fees and taxes imposed by other jurisdictions will permit us to operate profitably.

Federal Regulation of Slot Machines

We are required to make annual filings with the U.S. Department of Justice in connection with the sale, distribution or operation of slot machines. All requisite filings for the current year have been made.

Other Regulations

Our business is subject to various federal, state and local laws and regulations in addition to those discussed above. These laws and regulations include, but are not limited to, those concerning alcoholic beverages, employees, taxation, zoning and building codes, environmental protection, maritime operations, marketing and advertising, currency transaction and suspicious activity reporting and the extension and collection of credit. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Material changes, new laws or regulations or material differences in interpretations by courts or governmental authorities could adversely affect our business.

Web Access to Periodic Reports

Our Internet website address is www.ameristar.com. We make available free of charge through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. The Company's code of ethics applicable to our principal executive officer and principal financial and accounting officer is also available on our website. Information contained on our website shall not be deemed to be incorporated in or a part of this Report.

Item 1A. Risk Factors

Our business is sensitive to reductions in discretionary consumer spending.

Our business has been and may continue to be adversely affected by the weak economic conditions experienced in the United States since 2008, as we are highly dependent on discretionary spending by our guests. We are not able to predict the length or severity of the current economic climate. Changes in discretionary consumer spending or consumer preferences brought about by factors such as increased or continuing high unemployment, continuing high energy and automobile fuel prices, perceived or actual deterioration in general economic conditions, the protracted disruption in the housing markets, the availability of credit, perceived or actual decline in disposable consumer income and wealth (including declines resulting from increases in various tax rates) and changes in consumer confidence in the economy may continue to reduce customer demand for the leisure activities we offer and adversely affect our revenues and cash flow.

We have substantial debt and may incur additional debt; leverage may impair our financial condition and restrict our operations.

We currently have a substantial amount of debt. As of December 31, 2012, our total consolidated debt, including net discount, was $1.92 billion. For accounting purposes, our total liabilities exceed our total assets by approximately $22.3 million as of December 31, 2012.

Subject to specified limitations, the indenture governing our senior unsecured notes permits us to incur substantial additional debt. In addition, as of December 31, 2012, our senior credit facility permits us to borrow up to an additional $496.0 million as revolving loans (after giving effect to outstanding letters of credit). Our substantial debt and any additional debt we may incur could have important consequences to our business, including:

- increasing our vulnerability to general adverse economic and industry conditions;
- limiting our ability to obtain additional financing to fund working capital requirements, capital expenditures, investments and acquisitions;
- requiring a substantial portion of our cash flows from operations for the payment of interest on our debt and reducing our ability to use our cash flows to fund working capital, capital expenditures, acquisitions, dividends, stock repurchases and general corporate requirements;
- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- exposing our cash flows to changes in floating rates of interest such that an increase in floating rates would negatively impact our cash flows; and
- placing us at a competitive disadvantage to less leveraged competitors.

The occurrence of any of these events could have an adverse effect on our business, financial condition, results of operations, prospects and ability to satisfy our outstanding debt obligations.

The pending acquisition of Ameristar may not be completed and the transaction may have adverse effects on our business.

The pending Merger pursuant to which Pinnacle will acquire Ameristar may not be completed as contemplated for a variety of reasons, including: (1) conditions to the closing of the transaction may not be satisfied (as more fully discussed below); (2) the occurrence of an event, change or other circumstance that could give rise to the termination of the Merger Agreement (as more fully discussed below); and (3) other risks to the consummation of the Merger, including the risk that the Merger will not be consummated within the expected time period or at all. In connection with the Merger, Ameristar and Pinnacle filed the required Hart-Scott-Rodino premerger notification and report forms on January 11, 2013, and on February 11, 2013, Ameristar and Pinnacle received a request for additional information and documentary materials from the Federal Trade Commission regarding the proposed Merger. Ameristar and Pinnacle are working to comply with the second request.

Completion of the Merger is subject to certain conditions, many of which are beyond our control, including, among others: (1) receipt of the approval of our stockholders as required for the transaction; (2) the absence of any injunction, restraining order or other orders or laws prohibiting the consummation of the Merger; (3) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; and (4) the receipt of all required regulatory approvals in a timely manner (including receipt of necessary approvals from gaming regulatory authorities). The obligation of each party to consummate the Merger is also conditioned upon the accuracy of the other party's representations and warranties, the absence of a material adverse effect involving the other party, and the other party having performed in all material respects its obligations under the Merger Agreement.

The Merger Agreement may be terminated by either Ameristar or Pinnacle if the Merger has not been consummated by September 21, 2013 (subject to certain extensions), if either party receives a definitive oral or written notice from an applicable gaming authority that Pinnacle will not be granted any required gaming approval, if a court or other governmental entity issues a final, non-appealable order permanently restraining, enjoining or otherwise prohibiting the Merger, or if Pinnacle is unable to obtain the required financing as provided in the Merger Agreement. In addition, Pinnacle may terminate the Merger Agreement if (1) Ameristar's Board of Directors fails to publicly support the Merger under certain circumstances, (2) Ameristar amends its proxy statement to exclude Ameristar's Board recommendation or (3) Ameristar enters into an acquisition agreement with another party.

If the Merger is not completed for any reason, Ameristar's stockholders will not realize the contemplated benefits of the transaction, and if the Merger Agreement is terminated under specified circumstances, Ameristar may be required to pay Pinnacle a termination fee of $38.0 million. Furthermore, there are a number of risks and uncertainties to our business related to the pending Merger, including: (1) the transaction may involve unexpected costs, liabilities or delays, including those arising from legal proceedings related to the transaction; (2) our business, including our relationships with our guests, employees and suppliers, may suffer as a result of uncertainty surrounding the transaction; (3) we may be adversely affected by other economic, business or competitive factors during the time the Merger is pending; (4) the transaction, including provisions in the Merger Agreement that place restrictions on the conduct of our business prior to the completion of the Merger, may disrupt our current plans and operations, including plans for future growth; and (5) potential difficulties in recruiting and retaining employees as a result of the transaction. If the Merger is completed, Ameristar's stockholders will cease to have any equity interest in Ameristar.

Servicing our debt will require a significant amount of cash, and our ability to generate sufficient cash depends on many factors, some of which are beyond our control.

Our ability to make payments on and refinance our debt and to fund capital expenditures depends on our ability to generate cash flow in the future. To some extent, our ability to generate future cash flow is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. In addition, the ability to borrow funds under our senior credit facility in the future will depend on our satisfying the financial covenants in the agreement governing the facility. We cannot assure that our business will generate cash flow from operations or that future borrowings will be available to us under our senior credit facility in an amount sufficient to enable us to pay our debt or to fund other liquidity needs. Any inability to generate sufficient cash flow or refinance our debt on favorable terms could have a material adverse effect on our financial condition.

Covenant restrictions under our senior credit facility and the indenture governing our senior notes may limit our ability to operate our business.

The agreement governing our senior credit facility and the indenture governing our senior unsecured notes contain covenants that restrict our ability to, among other things, borrow money, pay dividends, make capital expenditures and effect a consolidation, merger or disposal of all or substantially all of our assets. Although the covenants in our senior credit facility and the indenture are subject to various exceptions, we cannot assure you that these covenants will not adversely affect our ability to finance future operations or capital needs or to engage in other activities that may be in our best interest. In addition, our long-term debt requires us to maintain specified financial ratios and satisfy certain financial condition tests, which may require that we take action to reduce our debt or to act in a manner contrary to our business objectives. A breach of any of these covenants could result in a default under our senior credit facility and the indenture. If an event of default under our senior credit facility occurs, the lenders thereunder could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. In addition, our senior credit facility is secured by first priority security interests in substantially all of our real and personal property, including the capital stock of our subsidiaries. If we are unable to pay all amounts declared due and payable in the event of a default, the lenders could foreclose on these assets.

The gaming industry is very competitive and increased competition could have a material adverse effect on our future operations.

The gaming industry is very competitive, and we face dynamic competitive pressures in our markets. Several of our competitors are larger and have greater financial and other resources. We may choose or be required to take actions in response to competitors that may increase our marketing costs and other operating expenses.

Our operating properties are located in jurisdictions that restrict gaming to certain areas or are adjacent to states that prohibit or restrict gaming operations. These restrictions and prohibitions provide substantial benefits to our business and our ability to attract and retain guests. The legalization or expanded legalization or authorization of gaming within or near a market area of one of our properties could result in a significant increase in competition and have a material adverse effect on our business, financial condition and results of operations. Economic difficulties faced by state governments, as well as the increased acceptance of gaming as a leisure activity, could lead to intensified political pressure for the expansion of legalized gaming.

In 2007, the Kansas legislature enacted a law that authorizes up to four state-owned and operated freestanding casinos and three racetrack slot machine parlors developed and managed by third parties. At that time, one casino and one racetrack location were authorized in Wyandotte County in the greater Kansas City market. The owner of the potential racetrack slot machine parlor license surrendered its racing license and closed the facility due to concerns about the tax rate that would apply to its gaming operations, which was substantially higher than the tax rate in Missouri or applicable to Kansas freestanding casinos. The future status of the racetrack license is uncertain; however, there have been discussions about reducing the tax rate in order to incentivize the installation of slot machines at the racetracks. On February 3, 2012, a partnership that includes a major commercial casino operator opened a large land-based casino and entertainment facility at the Kansas Speedway, approximately 24 miles from Ameristar Kansas City. This facility has provided significant additional competition for the Kansas City market and adversely affected the financial performance of Ameristar Kansas City.

Our East Chicago property currently competes with eight other casino gaming facilities in the Chicagoland market in Indiana and Illinois and with one Native American casino in Michigan. One of our property's principal competitors is located in Hammond, Indiana, which is closer to and has significantly better access for customers who live in Chicago, Illinois and the

Chicago suburbs that are primary feeder markets for Ameristar East Chicago. In 2008, the Hammond facility opened a $485 million expansion that has adversely affected our property's business, particularly table games and poker, and we expect will continue to do so.

The tenth and final Illinois casino license was awarded to a developer for a property in Des Plaines, Illinois, located approximately 40 miles from Ameristar East Chicago. That facility opened in July 2011 and has resulted in increased competition for Ameristar East Chicago that has adversely affected its financial results. From time to time, the Illinois legislature has also considered other forms of gaming expansion in the state. Bills were passed by the legislature in 2011 and 2012 but not signed into law by the governor. Each would have authorized a large-scale expansion of casino gaming in Chicago and throughout the state, including at existing casinos. Although the governor vetoed the most recent bill in August 2012, he has publicly stated that he may sign a modified gaming expansion bill if one is passed in the 2013 legislative session. If Illinois materially expands gaming, particularly in downtown Chicago or the south Chicago suburbs, the additional competition would materially adversely affect the financial performance of Ameristar East Chicago. The expansion of gaming in southern Illinois would also have an adverse effect on Ameristar St. Charles.

Over the years, several attempts have been made in the Indiana legislature to allow one of the two adjacent riverboat casino licenses held by the same operator in Gary, Indiana, approximately five miles from Ameristar East Chicago, to be moved to a nearby land-based location. To date, none of the efforts has been successful, but a similar measure has been introduced in the current session of the Indiana legislature. If a casino is allowed to relocate inland to a more accessible location, it could materially adversely affect the financial performance of Ameristar East Chicago.

A competitor located approximately 30 miles from Ameristar St. Charles is currently expanding its facility to include a 200-room hotel, an event center and a parking garage. The expansion is slated for completion during 2013. In addition, if legislation is enacted in Illinois, as has been proposed, to permit the expansion of the two existing casinos and/or operation of slot machines at the existing pari-mutuel racetrack near East St. Louis, Ameristar St. Charles would face additional competition.

In recent years, several attempts have been made in the Colorado legislature to authorize video lottery terminals ("VLTs") within the state. VLTs are very similar in appearance and performance to casino slot machines. If VLTs are authorized in Colorado, they would represent additional competition for Ameristar Black Hawk and could materially adversely affect the financial performance of the property.

The quality of competition may improve after changes in ownership. In the fourth quarter of 2012, a major casino operator acquired a facility in St. Louis that is the principal competitor of Ameristar St. Charles and has rebranded that facility. The new owner is making significant investments in the facility and we expect that Ameristar St. Charles will face increased competition from this facility. In 2012, the operator of a casino in Reno, Nevada purchased one of Ameristar Black Hawk's larger competitors in the market, which had previously been operating in bankruptcy. It is possible that these facilities will become more competitive under new ownership.

Several attempts have been made in the Nebraska legislature to expand gaming in the state. None of those efforts has been successful. If casino gaming is authorized in the Omaha area, it could have a material adverse impact on Ameristar Council Bluffs' business.

Several attempts have been made to legalize gaming in Texas. In late 2012, two measures were filed in the Texas legislature that would place a measure on the ballot for the state's electorate to decide if the state constitution should be amended to allow gaming. If gaming is legalized in Texas, depending on the types of gaming and the authorized locations, it could have a material adverse effect on the future business of Ameristar Lake Charles.

Native American gaming facilities in some instances operate under regulatory and financial requirements that are less stringent than those imposed on state-licensed casinos, which could provide them with a competitive advantage and lead to increased competition in our markets. In December 2007, the National Indian Gaming Commission (the "NIGC") approved the request of the Ponca Tribe of Nebraska to have a five-acre parcel owned by the tribe in Carter Lake, Iowa, located approximately five miles from Ameristar Council Bluffs, approved for the operation of gaming. In December 2008, in a lawsuit brought by the State of Nebraska and joined by the State of Iowa and the City of Council Bluffs, the federal district court reversed the NIGC's decision. The U.S. Department of the Interior appealed the district court ruling, and in October 2010 the Eighth Circuit Court of Appeals reversed the district court's decision and ordered the court to remand the matter to the NIGC for further consideration. The Court of Appeals directed the NIGC to revisit the issue, taking into consideration, among other things, a 2003 agreement between the State of Iowa and the Bureau of Indian Affairs. That agreement stated that the five-acre parcel would be utilized for a health center and not for gaming purposes. If the tribe is allowed to conduct gaming at this location, the additional competition would adversely affect our Council Bluffs business. The NIGC has yet to publicly render a decision on this matter.

The entry into our current markets of additional competitors could have a material adverse effect on our business, financial condition and results of operations, particularly if a competitor were to obtain a license to operate a gaming facility in a superior location. Furthermore, increases in the popularity of, competition from and the expanded legalization of Internet and other account wagering and gaming services, which allow customers to wager on a wide variety of sporting events and play Las Vegas-style casino games from home, could have a material adverse effect on our business, financial condition, operating results and prospects. The law in this area has been rapidly evolving, and additional legislative developments may occur at the federal and state levels that would accelerate the proliferation of certain forms of Internet gaming in the United States.

Our business may be adversely affected by legislation prohibiting tobacco smoking.

Legislation in various forms to ban indoor tobacco smoking in public places has been enacted or introduced in many states and local jurisdictions, including several of the jurisdictions in which we operate. In 2008, a Colorado smoking ban was extended to include casino floors. We believe this ban has significantly negatively impacted business volumes in all Colorado gaming markets. In 2008, voters in the City of Kansas City approved a ballot measure, which was subsequently modified by the City Council, that prohibits smoking in most indoor public places within the City, including restaurants, but which contains an exemption for casino floors and 20% of all hotel rooms. One of Ameristar Kansas City's competitors is not subject to a smoking ban in any form, which we believe has had some negative impact on our business. Also in 2008, a statewide indoor smoking ban went into effect in the State of Iowa. The law includes an exemption for casino floors and 20% of all hotel rooms. From time to time, bills have been introduced in the Iowa legislature that would eliminate the casino floor exemption. Nevada has a statewide indoor smoking ban, with exemptions for the gaming areas of casinos and bars where prepared food is not served. Effective July 1, 2012, a statewide indoor smoking ban went into effect in Indiana, subject to an exemption for any areas restricted to persons age 18 or older, including the casino floor of Ameristar East Chicago. Similar bills have been introduced from time to time in the Missouri legislature. In August 2012, the St. Charles County Council adopted an ordinance that would have placed a public referendum on the November 2012 ballot for a comprehensive county-wide indoor smoking ban and a separate public referendum providing for certain exemptions to the ban, including for the casino floor of Ameristar St. Charles. In September 2012, the County director of elections refused to place either referendum on the ballot due to procedural and other defects in the ordinance, and the Circuit Court of St. Charles County refused to overturn the decision of the director of elections. The St. Charles County Council may attempt to reintroduce such a ban or a similar one in the future. If additional restrictions on smoking are enacted in jurisdictions in which we operate, particularly if such restrictions are applicable to casino floors, or existing exemptions for casino floors are removed through future legislation, our financial performance could be materially adversely affected.

If the jurisdictions in which we operate increase gaming taxes and fees, our results could be adversely affected.

State and local authorities raise a significant amount of revenue through taxes and fees on gaming activities. From time to time, legislators and government officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. Periods of economic downturn and budget deficits, such as are currently being experienced in many states, may intensify such efforts to raise revenues through increases in gaming taxes. If the jurisdictions in which we operate were to increase gaming taxes or fees, depending on the magnitude of the increase and any offsetting factors (such as the elimination of the buy-in limit in Missouri that became effective in 2008), our financial condition and results of operations could be materially adversely affected.

Effective July 1, 2012, the Colorado Limited Gaming Control Commission increased all gaming tax rate tiers to those in effect prior to July 1, 2011, which resulted in an increase in the top tier tax rate from 19% to the constitutional maximum of 20%.

We are subject to the risk of rising interest rates.

All of our outstanding debt under our senior credit facility bears interest at variable rates. As of December 31, 2012, we had approximately $877.4 million outstanding under our senior credit facility, including discount. If short-term interest rates rise from current levels, our interest cost would increase, which would adversely affect our net income and available cash.

Our business is subject to restrictions and limitations imposed by gaming regulatory authorities that could adversely affect us.

The ownership and operation of casino gaming facilities are subject to extensive state and local regulation. The states of Missouri, Iowa, Indiana, Mississippi, Colorado, Nevada and Louisiana and the applicable local authorities require various licenses, findings of suitability, registrations, permits and approvals to be held by us and our subsidiaries. The Missouri Gaming Commission, the Iowa Racing and Gaming Commission, the Indiana Gaming Commission, the Mississippi Gaming Commission, the Colorado Limited Gaming Control Commission, the Nevada Gaming Commission and the Louisiana Gaming Control Board may, among other things, limit, condition, suspend, revoke or not renew a license or approval to own the stock of any of our Missouri, Iowa, Indiana, Mississippi, Colorado, Nevada or Louisiana subsidiaries, respectively, for any cause deemed reasonable by such licensing authority. Our gaming licenses in Missouri must be renewed every four years, our gaming licenses in Colorado must be renewed every two years, our gaming licenses in Iowa and Indiana must be renewed every year and our gaming license in Mississippi must be renewed every three years. If we violate gaming laws or regulations, substantial fines could be levied against us, our subsidiaries and the persons involved, and we could be forced to forfeit portions of our assets. The suspension, revocation or non-renewal of any of our licenses or the levy on us of substantial fines or forfeiture of assets could have a material adverse effect on our business, financial condition and results of operations.

To date, we have obtained all governmental licenses, findings of suitability, registrations, permits and approvals necessary for the operation of our currently operating gaming activities. However, gaming licenses and related approvals are deemed to be privileges under the laws of all the jurisdictions in which we operate. We cannot assure you that our existing licenses, permits and approvals will be maintained or extended. We also cannot assure you that any new licenses, permits and approvals that may be required in the future will be granted to us. Additionally, our ability to operate Ameristar Lake Charles is subject to the satisfaction of several license conditions issued by the LGCB.

Holders of our common stock may be subject to gaming regulatory requirements or could be forced to sell their shares.

All of the jurisdictions in which we operate gaming facilities have regulations requiring owners of more than a specified percentage of our outstanding stock to notify gaming regulatory authorities, provide information or certifications to those authorities and, in some cases, apply for a finding of suitability or license. The threshold level of ownership for such requirements in some jurisdictions is as low as 5% of our outstanding common stock, although exceptions or reduced requirements may be applicable for timely submissions by holders who generally qualify as "institutional investors" as defined in that jurisdiction and own not more than 10% of our stock. The specific qualifications vary by jurisdiction, but the lack of intent to exercise control over the company or its operations, by itself, is not a sufficient basis for exception or reduced requirements in some jurisdictions.

Owners of sufficient percentages of our common stock who do not or cannot comply with these requirements may be compelled to dispose of their common stock quickly and at a time at which they do not desire to do so. Any such sales by a significant holder of common stock, and the regulatory disincentives to acquire significant ownership positions, could affect the trading price of our common stock.

Adverse weather conditions or natural disasters in the areas in which we operate, or other conditions that restrict access to our properties, could have an adverse effect on our results of operations and financial condition.

Adverse weather conditions, particularly flooding, droughts, heavy snowfall and other extreme conditions, as well as natural disasters, can deter our guests from traveling or make it difficult for them to visit our properties. If any of our properties were to experience prolonged adverse weather conditions, or if multiple properties were to simultaneously experience adverse weather conditions, our results of operations and financial condition would be adversely affected. Our business may also be adversely affected by other events or conditions that restrict access to our properties, such as road closures.

In December 2009, the Indiana Department of Transportation ("INDOT") announced that it was permanently closing the Cline Avenue bridge near Ameristar East Chicago due to safety concerns discovered during an inspection of the bridge. The closure of the bridge has made access to the property inconvenient, relative to our competitors, for many of Ameristar East Chicago's guests and has significantly impacted the property's financial results. We expect this to continue unless and until improved access is developed. Recently, the City of East Chicago entered into an agreement with a private developer to rebuild the bridge and convert the highway to a toll road, restoring the primary access point used by our guests. There can be no assurance as to whether or when this project will be completed or, if it is, as to how the imposition of tolls may affect visitation to Ameristar East Chicago.

In November 2012, a project commenced for a major renovation of the westbound span of the Blanchette Bridge, which carries Interstate 70 over the Missouri River near Ameristar St. Charles. During the project, the westbound span of the bridge will be closed for up to one year and westbound traffic is being diverted to the eastbound span, which carries three lanes in each direction, compared to the previous five lanes in each direction. The project creates an inconvenience for guests of Ameristar St. Charles and adversely affected business levels at the property, which will continue while the project is ongoing. Although disruption from the bridge maintenance project did not appear to significantly impact Ameristar St. Charles' performance during 2012, the property's nearest competitor underwent an ownership change at about the same time as the partial bridge closure, and this competitor was closed intermittently during the transition to facilitate system changes. The competing property is currently in the process of rebranding and is undergoing some renovations to its casino floor. As a result, the 2012 results may not reflect the level of disruption our St. Charles property will experience from the bridge maintenance project for the duration of the renovation.

The level of the Missouri River at Council Bluffs, Iowa fell to record low levels in the fall and winter of 2012-2013 due to a drought in the region. There can be no assurance that the contingency plans we have implemented to accommodate the river level will be adequate to prevent damage to, closure of or a restriction of access to the casino vessel at Ameristar Council Bluffs. Actual levels of the Missouri River lower than those currently forecasted would increase such risks. Any such damage, closure or restriction of access could cause our business to be materially adversely affected.

The Missouri Department of Transportation is considering a project to widen Missouri State Highway 210 from two to four lanes for four and one-half miles east of Ameristar Kansas City. The design of the project has been completed and additional local funding for the project is being sought. If the necessary funding is obtained in a timely manner, construction could begin as early as the spring of 2013. Such project, if undertaken, would create an inconvenience for some guests to access Ameristar Kansas City and could adversely affect its business levels while the project is underway.

We have limited insurance coverage for earthquake damage at our properties. Several of our properties, particularly Ameristar St. Charles, are located near historically active earthquake faults. In the event one of our properties were to sustain significant damage from an earthquake, our business could be materially adversely affected.

The continued payment of dividends on our stock is dependent on a number of factors and is not assured.

Holders of our common stock are only entitled to receive such dividends as our Board of Directors may declare out of funds legally available for such payments. The payment of future dividends will depend upon our earnings, economic conditions, liquidity and capital requirements and other factors, including our debt leverage. Accordingly, we cannot assure you that future dividends will be paid at levels comparable to our historical distributions, if at all. In addition, the Merger Agreement, our senior credit facility and the indenture governing our senior unsecured notes impose limitations on the amount of dividends we may pay.

Many factors, some of which are beyond our control, could adversely affect our ability to successfully complete our construction and development projects as planned.

General Construction Risks — Delays and Cost Overruns. New construction projects, such as we are undertaking in Lake Charles, Louisiana, and expansion projects at our existing properties entail significant risks. These risks include: (1) shortages of materials (including slot machines or other gaming equipment); (2) shortages of skilled labor or work stoppages; (3) unforeseen construction scheduling, engineering, environmental or geological problems; (4) weather interference, floods, hurricanes, heavy rains, fires or other casualty losses; (5) unanticipated cost increases; (6) delays or increased costs in obtaining required governmental permits and approvals; and (7) construction period disruption to existing operations. The Ameristar Lake Charles site is located approximately 35 miles from the Gulf of Mexico and is particularly subject to severe weather, including the threat of hurricanes, flooding and storm surges.

Our anticipated costs and construction periods for construction projects are based upon budgets, conceptual design documents and construction schedule estimates prepared by us in consultation with our architects, consultants and contractors. The cost of any construction project undertaken by us may vary significantly from initial expectations, and we may have a limited amount of capital resources to fund cost overruns on any project. If we cannot finance cost overruns on a timely basis, the completion of one or more projects may be delayed until adequate cash flows from operations or other financing is available. The completion date of any of our construction projects could also differ significantly from initial expectations for construction-related or other reasons. We cannot assure you that any project will be completed on time, if at all, or within established budgets. Significant delays or cost overruns on our construction projects could have a material adverse effect on our business, financial condition and results of operations.

From time to time, we may employ "fast-track" design and construction methods in our construction and development projects, as we are doing to some extent in the construction of Ameristar Lake Charles. This involves the design of future stages of construction while earlier stages of construction are underway. Although we believe the use of fast-track design and construction methods may reduce the overall construction time, these methods may not always result in such reductions, often involve greater construction costs than otherwise would be incurred and may increase the risk of disputes with contractors, all of which could have a material adverse effect on our business, financial condition and results of operations.

Construction Dependent upon Available Financing and Cash Flows from Operations. The availability of funds under our senior credit facility at any time is dependent upon, among other factors, the amount of our Adjusted EBITDA, as defined in the senior credit facility agreement, during the preceding four consecutive fiscal quarters. Our future operating performance will be subject to financial, economic, business, competitive, regulatory and other factors, many of which are beyond our control. Accordingly, we cannot assure you that our future consolidated Adjusted EBITDA and the resulting availability of operating cash flows or borrowing capacity will be sufficient to allow us to undertake or complete future construction projects.

As a result of operating risks, including those described in this section, and other risks associated with a new venture, we cannot assure you that, once completed, any development project will increase our operating profits or operating cash flows.

Our business may be materially impacted by an act of terrorism or by additional security requirements that may be imposed on us.

The U.S. Department of Homeland Security has stated that places where large numbers of people congregate, including hotels, are subject to a heightened risk of terrorism. An act of terrorism affecting one of our properties, whether or not covered by insurance, or otherwise affecting the gaming, travel or tourism industry in the United States, may have a material adverse effect on our business. Additionally, our business may become subject to increased security measures designed to prevent terrorist acts, which could be costly to implement and may discourage customers or potential customers from visiting our casinos as frequently as they otherwise would.

Our business may be adversely affected by our ability to retain and attract key personnel.

We depend on the continued performance of our entire senior management team. If we lose the services of any of our key executives or our senior property management personnel and cannot replace such persons in a timely manner, it could have an adverse effect on our business.

We have experienced and expect to continue to experience strong competition in hiring and retaining qualified property and corporate management personnel, including competition from numerous Native American gaming facilities that are not subject to the same taxation regimes as we are and therefore may be willing and able to pay higher rates of compensation. From time to time, we have a number of vacancies in key corporate and property management positions. If we are unable to successfully recruit and retain qualified management personnel at our properties or at our corporate level, our results of operations could be adversely affected. The uncertainty associated with the pending Merger may make it more difficult for us to recruit and retain employees.

As we recruit personnel, we expect successful candidates to exhibit a collaborative, communicative and collegial nature. We also employ a high degree of centralization in a generally decentralized industry. These factors create risk in attracting management personnel in a timely fashion, as well as hiring candidates we expect to be successful with our Company.

The concentration and evolution of the slot machine manufacturing industry or other technological conditions could impose additional costs on us.

A substantial majority of our revenues is attributable to slot machines operated by us at our casinos. It is important that, for competitive reasons, we offer the most popular and up-to-date slot machine games with the latest technology to our guests.

In recent years, the prices of new slot machines with additional features have escalated faster than the general rate of inflation. Furthermore, in recent years, slot machine manufacturers have frequently refused to sell slot machines featuring the most popular games, instead requiring participation lease arrangements in order to acquire the machines. Participation slot machine leasing arrangements typically require the payment of a fixed daily rental. Such agreements may also include a percentage payment of coin-in or net win. Generally, a participation lease is substantially more expensive over the long term than the cost to purchase a new machine.

For competitive reasons, we may choose to purchase new slot machines or enter into participation lease arrangements that are more expensive than the costs associated with the continued operation of our existing slot machines. If the newer slot machines do not result in sufficient incremental revenues to offset the increased investment and participation lease costs, it could hurt our profitability.

We materially rely on a variety of hardware and software products to maximize revenue and efficiency in our operations. Technology in the gaming industry is developing rapidly, and we may need to invest substantial amounts to acquire the most current gaming and hotel technology and equipment in order to remain competitive in the markets in which we operate. Ensuring the successful implementation and maintenance of any new technology acquired is an additional risk.

Any loss from service of our operating facilities for any reason could materially adversely affect us.

Our operating facilities could be lost from service due to casualty, mechanical failure, extended or extraordinary maintenance, floods, droughts, hurricanes, earthquakes or other severe weather conditions. Our riverboat and barge facilities are especially exposed to these risks and the changes in water levels. Ameristar Lake Charles' location makes it particularly vulnerable to hurricanes, floods and other severe weather, both during and after completion of construction.

The Ameristar Vicksburg site has experienced ongoing geologic instability that requires periodic maintenance and improvements. Although we have reinforced the cofferdam basin in which the vessel is drydocked on a concrete foundation, further reinforcements may be necessary. We are also monitoring the site and expect that further steps will be necessary to stabilize the site in order to permit operations to continue. A site failure would require Ameristar Vicksburg to limit or cease operations.

The loss of an operating facility from service for any period of time likely would adversely affect our operating results and borrowing capacity under our senior credit facility in an amount that we are unable to reasonably accurately estimate. It could also result in the occurrence of an event of a default under our senior credit facility.

A change in control could result in the acceleration of our debt obligations.

Certain changes in control of Ameristar, including the Merger, could result in the acceleration of our senior credit facility and the obligation to offer to repurchase our senior unsecured notes. We cannot assure you that we would be able to repay or refinance any indebtedness that is accelerated as a result of a change in control, and this would likely materially adversely affect our financial condition.

We are subject to non-gaming regulation.

We are subject to certain federal, state and local environmental laws, regulations and ordinances that apply to businesses generally, including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and the Oil Pollution Act of 1990. Under various federal, state and local laws and regulations, an owner or operator of real property may be held liable for the costs of removal or remediation of certain hazardous or toxic substances or wastes located on its property, regardless of whether or not the present owner or operator knows of, or is responsible for, the presence of such substances or wastes. We have not identified any issues associated with our properties that could reasonably be expected to have an adverse effect on us or the results of our operations. However, certain of our properties are located in industrial areas or were used for industrial purposes for many years. As a consequence, it is possible that historical or neighboring activities have affected one or more of our properties and that, as a result, environmental issues could arise in the future, the precise nature of which we cannot now predict. We do not have environmental liability insurance to cover most such events, and the environmental liability insurance coverage we maintain to cover certain events includes significant limitations and exclusions. In addition, if we discover any significant environmental contamination affecting any of our properties, we could face material remediation costs or additional development costs for future expansion activities.

Regulations adopted by the Financial Crimes Enforcement Network of the U.S. Treasury Department require us to report currency transactions in excess of $10,000 occurring within a gaming day, including identification of the patron by name and social security number. U.S. Treasury Department regulations also require us to report certain suspicious activity, including any transaction that exceeds $5,000 if we know, suspect or have reason to believe that the transaction involves funds from illegal activity or is designed to evade federal regulations or reporting requirements. Substantial penalties can be imposed against us if we fail to comply with these regulations.

Our riverboats must comply with certain federal and state laws and regulations with respect to boat design, on-board facilities, equipment, personnel and safety. In addition, we are required to have third parties periodically inspect and certify all of our casino barges for stability and single compartment flooding integrity. Our casino barges also must meet local fire safety standards. We would incur additional costs if any of our gaming facilities were not in compliance with one or more of these regulations.

We are also subject to a variety of other federal, state and local laws and regulations, including those relating to zoning, construction, land use, employment, marketing and advertising and the production, sale and service of alcoholic beverages. If we are not in compliance with these laws and regulations, it could have a material adverse effect on our business, financial condition and results of operations.

The imposition of a substantial penalty could have a material adverse effect on our business.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Ameristar St. Charles. Ameristar St. Charles is located on approximately 52 acres that we own along the west bank of the Missouri River immediately north of Interstate 70. Ameristar St. Charles owns various other real property in the region, including undeveloped land held for possible future wetlands remediation.

Ameristar Kansas City. Ameristar Kansas City is located on approximately 183 acres of property that we own. The site is east of and adjacent to Interstate 435 along the north bank of the Missouri River.

Ameristar Council Bluffs. Ameristar Council Bluffs is located on an approximately 69-acre site along the east bank of the Missouri River. We own approximately 46 acres of this site and have rights to use the remaining portion of the site that is owned by the State of Iowa for a term expiring in 2045. We lease approximately one acre of the Ameristar Council Bluffs site to affiliates of Kinseth Hospitality Corporation for the operation of a 188-room limited service Holiday Inn Suites Hotel and a 96-room Hampton Inn Hotel.

Ameristar East Chicago. Ameristar East Chicago is located on a 28-acre site in East Chicago, Indiana, approximately 25 miles from downtown Chicago, Illinois. We lease the site from the City of East Chicago under a ground lease that expires (after giving effect to our renewal options) in 2086. We own the casino vessel, hotel and other improvements on the site.

Ameristar Vicksburg. Ameristar Vicksburg is located on two parcels, totaling approximately 52 acres, that we own in Vicksburg, Mississippi on either side of Washington Street near Interstate 20. We own or lease various other properties in the vicinity that are not part of our facility, including a service station and convenience store and a recreational vehicle park that we operate.

Ameristar Black Hawk. Ameristar Black Hawk is located on a site of approximately 5.7 acres that we own on the north side of Colorado Highway 119 in Black Hawk, Colorado. We own various other properties in the vicinity that are not part of our facility, including approximately 100 acres of largely hillside land across Richman Street from the casino site, portions of which are used for overflow parking, administrative offices and other operational uses, and a warehouse.

The Jackpot Properties. We own approximately 116 acres in or around Jackpot, Nevada, including the 34-acre site of Cactus Petes and the 24.7-acre site of The Horseshu. The Cactus Petes and Horseshu sites are across from each other on either side of U.S. Highway 93. We also own a service station and 288 housing units in Jackpot that support the primary operations of the Jackpot properties.

Ameristar Lake Charles. We are constructing Ameristar Casino Resort Spa Lake Charles on a 243-acre site on the Calcasieu River near Interstate 210 in Lake Charles, Louisiana. We lease the site from the Lake Charles Harbor & Terminal District under a ground lease agreement that expires (after giving effect to our renewal options) 70 years after the opening of Ameristar Lake Charles. We own or will own the casino vessel, hotel and other improvements on the site.

Other. We lease office and warehouse space in various locations outside of our operating properties, including our corporate offices in Las Vegas, Nevada. We own or lease other real property in various locations in the United States that is used in connection with our business, including approximately 40 acres of land in Springfield, Massachusetts we originally purchased in January 2012 as the site of a possible future casino resort.

All of our operating facilities and most of our other owned and leased real property collateralize our obligations under our senior credit facility.

Item 3. Legal Proceedings

On December 24, 2012, December 28, 2012, January 10, 2013, January 15, 2013 and January 29, 2013, putative class action complaints captioned *Joseph Grob v. Ameristar Casinos, Inc., et al.*, Case No. A-12-674101-B; *Dennis Palkon v. Ameristar Casinos, Inc., et al.*, Case No. A-12-674288-B; *West Palm Beach Firefighters' Pension Fund v. Ameristar Casinos, Inc., et al.*, Case No. A-13-674760-C; *Frank J. Serano v. Ameristar Casinos, Inc., et al.*, Case No. A-13-6750230-C; and *Helene Hutt v. Ameristar Casinos, Inc., et al.*, Case No. A-13-675831-C, respectively, were filed in the District Court, Clark County, Nevada on behalf of an alleged class of Ameristar's stockholders. The complaints name as defendants Ameristar, all members of our Board of Directors, Pinnacle, HoldCo and Merger Sub. Each of the complaints alleges that the members of our Board of Directors breached their fiduciary duties to our stockholders in connection with the Merger and that Ameristar, Pinnacle, HoldCo and Merger Sub aided and abetted the directors' alleged breaches of fiduciary duties. Plaintiffs claim that the Merger is proposed at an unfair price and involves an inadequate and unfair sales process, self-dealing and unreasonable deal-protection devices. The complaints seek injunctive relief, including to enjoin or rescind the Merger, and an award of unspecified attorneys' and other fees and costs, in addition to other relief. The five lawsuits have been consolidated in a single action in the District Court, Clark County, Nevada under the caption *In re Ameristar Casinos, Inc. Shareholder Litigation*, Case No. A-12-674101-B. On February 19, 2013, plaintiffs filed a consolidated amended complaint against all defendants. The amended complaint includes additional allegations that the preliminary proxy statement filed by Ameristar is false and misleading insofar as it omits and/or misrepresents certain material information. Defendants' response to the consolidated amended complaint is due by April 5, 2013. We believe that the claims asserted in the action have no merit, and we and all of the members of the Board of Directors intend to defend vigorously against them.

From time to time, we are a party to other litigation, most of which arises in the ordinary course of business. We are not currently a party to any litigation that management believes would be likely to have a material adverse effect on our financial position, results of operations or cash flows.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) Market Information

Our common stock is traded on the Nasdaq Global Select Market under the symbol "ASCA." The price per share of common stock presented below represents the highest and lowest sales prices for our common stock on the Nasdaq Global Select Market during each calendar quarter indicated.

	High	Low
2012		
First Quarter	$ 23.47	$ 17.25
Second Quarter	20.48	17.34
Third Quarter	18.20	15.04
Fourth Quarter	26.63	16.78
2011		
First Quarter	$ 18.12	$ 14.64
Second Quarter	23.86	17.66
Third Quarter	24.50	15.67
Fourth Quarter	19.45	14.60

(b) Holders

As of February 21, 2013, there were approximately 164 holders of record of our common stock.

(c) Dividends

We have paid four quarterly dividends each year on our common stock since 2004, except for 2008, when we made three quarterly dividend payments. The payment of future dividends will depend upon our earnings, economic conditions, liquidity and capital requirements, contractual restrictions and other factors.

In 2012, we paid four quarterly cash dividends of $0.125 per share, for an annual total of $0.50 per share. In 2011, we paid four quarterly cash dividends of $0.105 per share, for an annual total of $0.42 per share.

On February 6, 2013, our Board of Directors declared a cash dividend of $0.125 per share, payable on March 15, 2013 to stockholders of record as of February 28, 2013.

Our senior credit facility obligates us to comply with certain covenants that place limitations on the payment of dividends. On April 14, 2011, we refinanced our debt, and our current senior credit facility permits annual dividends of up to $12.0 million from April 14, 2011 through December 31, 2011 and up to $16.0 million during any fiscal year thereafter, with any unused portion of such amount permitted to be carried over to future years. For the year ended December 31, 2012, we paid dividends totaling $16.4 million. For the year ended December 31, 2011, we paid dividends totaling $16.4 million, of which $10.3 million was paid after April 14, 2011. In addition, the Merger Agreement limits the dividends we may pay to quarterly cash dividends of $0.125 per share.

See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and "Note 6 - Long-term debt" of Notes to Consolidated Financial Statements.

Item 6. Selected Financial Data

The following data have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, certain of which are included in this Report.

AMERISTAR CASINOS, INC.

CONSOLIDATED SELECTED FINANCIAL DATA

	For the Years Ended December 31,				
	2012	2011	2010	2009	2008
	(Amounts in thousands, except per share data)				
STATEMENT OF OPERATIONS DATA:					
REVENUES:					
Casino	$ 1,228,958	$ 1,248,616	$ 1,247,034	$ 1,254,590	$ 1,296,806
Food and beverage	139,565	138,192	134,854	135,941	156,987
Rooms	77,698	77,870	79,403	66,411	56,024
Other	27,957	28,905	30,559	32,692	38,491
	1,474,178	1,493,583	1,491,850	1,489,634	1,548,308
Less: Promotional allowances	(278,957)	(279,077)	(302,568)	(274,189)	(280,406)
Net revenues	1,195,221	1,214,506	1,189,282	1,215,445	1,267,902
OPERATING EXPENSES:					
Casino	537,862	545,709	556,911	566,615	615,203
Food and beverage	53,634	57,346	60,878	62,149	69,533
Rooms	8,121	8,270	8,281	4,527	6,308
Other	9,761	10,659	12,392	13,732	20,728
Selling, general and administrative	251,395	259,151	244,964	241,853	265,622
Depreciation and amortization	106,317	105,922	109,070	107,005	105,895
Impairment of goodwill	—	—	21,438	111,700	130,300
Impairment of other intangible assets	—	—	34,791	—	184,200
Impairment of fixed assets	9,563	245	224	3,929	1,031
Net loss (gain) on disposition of assets	408	(45)	255	411	683
Total operating expenses	977,061	987,257	1,049,204	1,111,921	1,399,503
INCOME (LOSS) FROM OPERATIONS	218,160	227,249	140,078	103,524	(131,601)
OTHER INCOME (EXPENSE):					
Interest income	44	15	452	515	774
Interest expense, net of capitalized interest	(114,740)	(106,623)	(121,233)	(106,849)	(76,639)
Loss on early retirement of debt	—	(85,311)	—	(5,365)	—
Other	835	(784)	1,463	2,006	(3,404)
Income (loss) before income tax provision (benefit)	104,299	34,546	20,760	(6,169)	(210,870)
Income tax provision (benefit)	27,964	27,752	12,130	(1,502)	(80,198)
NET INCOME (LOSS)	$ 76,335	$ 6,794	$ 8,630	$ (4,667)	$ (130,672)
EARNINGS (LOSS) PER SHARE:					
Basic	$ 2.32	$ 0.17	$ 0.15	$ (0.08)	$ (2.28)
Diluted	$ 2.26	$ 0.17	$ 0.15	$ (0.08)	$ (2.28)
WEIGHTED-AVERAGE SHARES OUTSTANDING:					
Basic	32,906	40,242	58,025	57,543	57,191
Diluted	33,743	41,136	58,818	57,543	57,191

the principal amortization previously required under our debt agreements for the years ended December 31, 2011 and 2012. As a result of these transactions, in the 2011 second quarter we recorded on a pre-tax basis an $85.3 million loss on early retirement of debt.

- *April 2012 Debt Offering.* On April 26, 2012, we completed a private placement of $240.0 million principal amount of additional 7.50% Senior Notes due 2021 (the "Additional 2021 Notes"). The Additional 2021 Notes were issued under the same indenture as the $800.0 million principal amount of 7.50% Senior Notes due 2021 that we issued in April 2011. The Additional 2021 Notes were sold at a price of 103% of the principal amount, resulting in a yield to maturity of 6.88%. We received net proceeds from the sale of the Additional 2021 Notes of approximately $244.0 million. We used $236.0 million of the proceeds to repay all amounts outstanding under the revolving loan tranche of the Credit Facility (which amounts may be reborrowed from time to time) and the remaining proceeds for general corporate purposes.

- *Stock Repurchase Program.* On September 15, 2011, our Board of Directors approved the repurchase of up to $75 million of our common stock in a stock repurchase program. The program provides that we may repurchase the shares through September 30, 2014 in open market transactions or privately negotiated transactions at our discretion, subject to market conditions and other factors. During 2012, we repurchased approximately 0.7 million shares of our outstanding stock under the program for $11.5 million at an average price of $16.87 per share, exclusive of commissions paid. The Merger Agreement prohibits us from repurchasing additional shares without the consent of Pinnacle.

- *Debt and Interest Expense.* At December 31, 2012, total debt was $1.9 billion. Excluding the incurrence of and application of proceeds from the debt offering that took place in 2012, net debt repayments totaled $19.4 million during 2012. After applying the proceeds from the sale of the Additional 2021 Notes to the outstanding revolving loan facility, we had $496.0 million available for borrowing under the revolving loan facility.

  Consolidated net interest expense for the year ended December 31, 2012 increased when compared to 2011 by $8.1 million, or 7.6%. The increase in interest expense was primarily attributable to the recent debt offering mentioned above. In 2011, consolidated net interest expense decreased by $14.6 million, or 12.1%, compared to 2010. Our interest expense decreased significantly in 2011 primarily as a result of the termination of our interest rate swap agreements in July 2010 and the lower interest rates achieved through the April 2011 Debt Refinancing.

- *Ameristar Kansas City.* On February 3, 2012, a casino operator opened a land-based casino and entertainment facility at the Kansas Speedway, approximately 24 miles from Ameristar Kansas City. The increased competition contributed to expected declines in our property's net revenues and operating income of 6.3% and 7.1%, respectively, from prior-year results.

- *Ameristar East Chicago.* In the fourth quarter of 2009, INDOT closed the Cline Avenue highway bridge near our East Chicago property due to safety concerns. The bridge closure has adversely impacted access to our property and our business volumes. As a result, in the fourth quarter of 2009 we recorded a non-cash impairment charge of $111.7 million ($66.2 million on an after-tax basis) for the impairment of goodwill related to our East Chicago property acquisition. During the second quarter of 2010, we recorded another non-cash charge of $56.0 million ($33.2 million on an after-tax basis) for the impairment of goodwill and the gaming license.

  Recently, the City of East Chicago entered into an agreement with a private developer to rebuild the bridge and convert the highway to a toll road, restoring the primary access point used by our guests. There can be no assurance as to whether or when this project will be completed or, if it is, as to how the imposition of tolls may affect visitation to Ameristar East Chicago.

  In 2012, the property experienced declines in net revenues and operating income of 5.1% and 6.0%, respectively, from the prior year. The 2012 declines were primarily a result of low table games hold and increased competition in the Chicagoland market. Although the anniversary of the new Chicagoland competition was reached in July 2012, we anticipate continued adverse impact from the increased competitive environment.

- *Ameristar St. Charles.* In connection with a major renovation of the westbound span of the Blanchette Bridge, which carries Interstate 70 over the Missouri River near Ameristar St. Charles, this span was closed beginning in early November 2012 and is expected to reopen in fall 2013. While construction is ongoing, the westbound span of the bridge is closed for up to one year and westbound traffic is being diverted to the eastbound span, reducing it from 10 lanes to six lanes. The project creates an inconvenience for our guests of Ameristar St. Charles, which will continue until the bridge construction is completed.

  Although disruption from the bridge maintenance project did not appear to significantly impact Ameristar St. Charles' performance during 2012, the property's nearest competitor underwent an ownership change at about the same time as the partial bridge closure, and this competitor was closed intermittently during the transition to facilitate system changes. The competing property is currently in the process of rebranding and is undergoing some renovations to its casino floor. As a result, the 2012 results may not reflect the level of disruption our St. Charles property will experience from the bridge maintenance project for the duration of the renovation.

- *Ameristar Black Hawk.* Our Black Hawk property continued to show improvement throughout 2012 resulting from our efficient operating model. Net revenues and operating income increased year-over-year in 2012 by 4.6% and 8.4%, respectively, compared to 2011. The property also increased its 2012 annual market share on a year-over-year basis from 27.3% to 28.0%.
- *Jackpot Properties.* During 2012, our Jackpot properties' results were adversely affected by a road repaving project on U.S. Highway 93 between Twin Falls, Idaho and Jackpot that concluded late in the third quarter and construction disruption relating to the renovation of 89 hotel rooms that was completed in late July 2012. These contributed to declines in the Jackpot properties' net revenues and operating income of 4.8% and 15.2%, respectively, from prior-year results.

Results of Operations

Selected Financial Measures by Property

The following table sets forth certain information concerning our consolidated cash flows and the results of operations of our operating properties:

	Years Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Consolidated Cash Flow Information:			
Net cash provided by operating activities	$ 223,970	$ 253,349	$ 218,327
Net cash used in investing activities	$ (180,824)	$ (52,283)	$ (69,506)
Net cash used in financing activities	$ (39,473)	$ (186,533)	$ (174,128)
Net Revenues:			
Ameristar St. Charles	$ 268,928	$ 269,759	$ 267,139
Ameristar Kansas City	211,791	226,054	223,404
Ameristar Council Bluffs	166,003	164,523	154,468
Ameristar Black Hawk	160,212	153,203	152,254
Ameristar Vicksburg	119,766	118,094	114,516
Ameristar East Chicago	210,482	221,893	216,514
Jackpot Properties	58,039	60,980	60,987
Consolidated net revenues	$ 1,195,221	$ 1,214,506	$ 1,189,282
Operating Income (Loss):			
Ameristar St. Charles	$ 68,163	$ 68,908	$ 59,658
Ameristar Kansas City	61,400	66,088	59,134
Ameristar Council Bluffs	60,635	57,962	47,027
Ameristar Black Hawk	40,733	37,562	33,060
Ameristar Vicksburg	39,719	38,365	33,528
Ameristar East Chicago(1)	21,100	22,445	(41,874)
Jackpot Properties	11,567	13,642	11,526
Corporate and other	(85,157)	(77,723)	(61,981)
Consolidated operating income (1)	$ 218,160	$ 227,249	$ 140,078
Operating Income (Loss) Margins (2):			
Ameristar St. Charles	25.3%	25.5%	22.3 %
Ameristar Kansas City	29.0%	29.2%	26.5 %
Ameristar Council Bluffs	36.5%	35.2%	30.4 %
Ameristar Black Hawk	25.4%	24.5%	21.7 %
Ameristar Vicksburg	33.2%	32.5%	29.3 %
Ameristar East Chicago(1)	10.0%	10.1%	(19.3)%
Jackpot Properties	19.9%	22.4%	18.9 %
Consolidated operating income margin(1)	18.3%	18.7%	11.8 %

(1) For the year ended December 31, 2010, operating income (loss) and operating income (loss) margin were adversely impacted by $56.0 million in impairment charges related to Ameristar East Chicago's intangible assets.

(2) Operating income (loss) margin is operating income (loss) as a percentage of net revenues.

The following table presents detail of our net revenues:

	Years Ended December 31,		
	2012	2011	2010
	(Amounts in thousands)		
Casino Revenues:			
Slots	$ 1,093,771	$ 1,106,849	$ 1,103,711
Table games	135,187	141,767	143,323
Casino revenues	1,228,958	1,248,616	1,247,034
Non-Casino Revenues:			
Food and beverage	139,565	138,192	134,854
Rooms	77,698	77,870	79,403
Other	27,957	28,905	30,559
Non-casino revenues	245,220	244,967	244,816
	1,474,178	1,493,583	1,491,850
Less: Promotional Allowances	(278,957)	(279,077)	(302,568)
Total Net Revenues	$ 1,195,221	$ 1,214,506	$ 1,189,282

Year Ended December 31, 2012 Versus Year Ended December 31, 2011

Net Revenues

Consolidated net revenues for the year ended December 31, 2012 decreased $19.3 million, or 1.6%, from 2011. During 2012, net revenues decreased from the corresponding 2011 period by 6.3% at Ameristar Kansas City, 5.1% at Ameristar East Chicago and 4.8% at the Jackpot properties. The increased competitive pressures in the Chicagoland and Kansas City markets, as well as the construction disruption at Cactus Petes, adversely impacted financial results in 2012. The decline in net revenues was partially mitigated by the year-over-year improvements at Ameristar Black Hawk (4.6%), Ameristar Vicksburg (1.4%) and Ameristar Council Bluffs (0.9%). Unseasonably mild winter weather conditions and the extra day due to leap year contributed to the consolidated net revenue improvement at these properties in 2012.

Consolidated casino revenues for 2012 decreased $19.7 million from the prior year. The decrease was primarily attributable to the declines in casino revenues experienced by Ameristar East Chicago and Ameristar Kansas City as a result of the competitive pressures in those markets.

For the year ended December 31, 2012, consolidated promotional allowances were relatively flat, declining $0.1 million from the same 2011 period.

Operating Income

Consolidated operating income for 2012 was $218.2 million, compared to $227.2 million reported in 2011. Our 2012 operating income declined on a year-over-year basis at four of our seven gaming locations, while operating income improved by 8.4% at Ameristar Black Hawk, 4.6% at Ameristar Council Bluffs and 3.5% at Ameristar Vicksburg. The consolidated operating income decline resulted from the factors that affected net revenues discussed above, as well as $1.3 million in expenses incurred relating to our pursuit of a Massachusetts gaming license that has since been terminated.

Corporate expense increased $7.4 million, or 9.6%, in 2012 as compared to 2011. The increase was mostly attributable to an impairment charge of $8.6 million relating to the Springfield, Massachusetts land valuation and $6.7 million of non-operational professional fees incurred during the fourth quarter of 2012 relating to the pending Merger, offset by a decrease of approximately $5.3 million in non-cash stock-based compensation expense from the prior year due to certain equity award modifications in 2011. We expect to continue to incur significant Merger-related expenses at least through the first half of 2013.

Interest Expense

The following table summarizes information related to interest on our long-term debt:

	Years Ended December 31,	
	2012	2011
	(Dollars in thousands)	
Interest cost	$ 116,088	$ 107,101
Less: Capitalized interest	(1,348)	(478)
Interest expense, net	$ 114,740	$ 106,623
Cash paid for interest, net of amounts capitalized	$ 101,162	$ 97,482
Weighted-average total debt balance outstanding	$ 1,927,212	$ 1,855,151
Weighted-average interest rate	5.9%	5.8%

For the year ended December 31, 2012, consolidated interest expense, net of amounts capitalized, increased $8.1 million (7.6%) from 2011. The increase is primarily due to the debt offering that took place in April 2012.

Income Tax Expense

The income tax provision was $28.0 million for the year ended December 31, 2012, compared to $27.8 million for 2011. For 2012 and 2011, our effective income tax rates were 26.8% and 80.3%, respectively. The decrease in the effective income tax rate for the year ended December 31, 2012 was primarily attributable to a $15.7 million cumulative reduction in the income tax provision as a result of certain income tax elections made in the first quarter of 2012. Excluding the impact of these income tax elections, our effective tax rate for the year ended December 31, 2012 would have been 41.9%. Excluding the impact of the pre-tax loss on early retirement of debt of $85.3 million, our effective tax rate for the year ended December 31, 2011 would have been 48.3%.

Net Income

For the years ended December 31, 2012 and 2011, we reported net income of $76.3 million and $6.8 million, respectively. The year-over-year improvement in net income was mostly attributable to the absence of the loss on early retirement of debt incurred during 2011, efficient revenue flow-through and the $15.7 million cumulative reduction in the 2012 income tax provision mentioned above. Diluted earnings per share was $2.26 for 2012, compared to $0.17 in the prior year. Diluted earnings per share for the year ended December 31, 2012 benefited from the reduction in the number of shares outstanding due to the repurchase of shares from the Estate that took place in the second quarter of 2011.

Year Ended December 31, 2011 Versus Year Ended December 31, 2010

Net Revenues

Consolidated net revenues for the year ended December 31, 2011 increased $25.2 million, or 2.1%, from 2010. Net revenues improved on a year-over-year basis at six of our seven gaming locations, while net revenues at our Jackpot properties remained relatively flat. The improvement in net revenues was primarily attributable to our high quality service and amenities and effective marketing initiatives. The net revenue improvements occurred despite the additional competition in the broader Chicago market.

Consolidated casino revenues for 2011 increased $1.6 million from the prior year. All of our properties, except Ameristar Black Hawk and our two Missouri properties, posted casino revenue improvements compared to 2010, primarily as a result of the effectiveness of our marketing initiatives.

For the year ended December 31, 2011, consolidated promotional allowances declined $23.5 million, or 7.8%, from the same 2010 period. The decrease in promotional allowances was primarily the result of more efficient promotional spending in 2011. Also, 2010 promotional spending levels were elevated due to increased spending to counter the East Chicago bridge closure and to market the new Black Hawk hotel that opened in September 2009. 2011 promotional spending was similar to 2009 levels, taking into consideration the increase in promotional spending related to the new hotel in Black Hawk. For 2011 and 2010, promotional allowances as a percentage of casino revenues were 22.3% and 24.3%, respectively.

Operating Income

Consolidated operating income for 2011 was $227.2 million, compared to $140.1 million reported in 2010. Operating income improved at all seven of our locations on a year-over-year basis primarily due to our operating and marketing enhancements. Operating income for 2010 was adversely impacted by the non-cash impairment charge of $56.0 million recorded in the second quarter of 2010, the new competition entering the St. Charles market and unusually low table games hold percentages.

Corporate expense increased $15.7 million, or 25.4%, in 2011 as compared to 2010. The increase was mostly attributable to a $10.0 million increase in non-cash stock-based compensation expense primarily resulting from equity award modifications that increased and/or accelerated the recognition of this expense.

Interest Expense

The following table summarizes information related to interest on our long-term debt:

	Years Ended December 31,	
	2011	2010
	(Dollars in thousands)	
Interest cost	$ 107,101	$ 121,917
Less: Capitalized interest	(478)	(684)
Interest expense, net	$ 106,623	$ 121,233
Cash paid for interest, net of amounts capitalized	$ 97,482	$ 118,149
Weighted-average total debt balance outstanding	$ 1,855,151	$ 1,623,114
Weighted-average interest rate	5.8%	7.4%

For the year ended December 31, 2011, consolidated interest expense, net of amounts capitalized, decreased $14.6 million (12.1%) from 2010. The decrease was primarily due to the termination of our interest rate swap agreements in July 2010 and the lower interest rates achieved through the April 2011 Debt Refinancing.

Income Tax Expense

The income tax provision was $27.8 million for the year ended December 31, 2011, compared to $12.1 million for 2010. For 2011 and 2010, our effective income tax rates were 80.3% and 58.4%, respectively. Excluding the impact of the pre-tax loss on early retirement of debt of $85.3 million, our effective tax rate for the year ended December 31, 2011 would have been 48.3%. Excluding the impact of the intangible asset impairments at Ameristar East Chicago in 2010, the effective tax rate for the year ended December 31, 2010 would have been 45.5%.

Net Income

For the years ended December 31, 2011 and 2010, we reported net income of $6.8 million and $8.6 million, respectively. The decrease was primarily attributable to the loss on early retirement of debt recognized in connection with the Debt Refinancing in April 2011. The East Chicago impairment charges adversely affected net income in 2010 by $33.2 million. Diluted earnings per share was $0.17 for 2011, compared to $0.15 in the prior year. The reduction in our weighted-average shares outstanding as a result of the Repurchase Transaction increased 2011 diluted earnings per share by $0.54.

Liquidity and Capital Resources

Cash Flows — Summary

Our cash flows consisted of the following:

	Years Ended December 31,		
	2012	2011	2010
	(Amounts in thousands)		
Net cash provided by operating activities	$ 223,970	$ 253,349	$ 218,327
Cash Flows from Investing Activities:			
Capital expenditures	(133,137)	(82,629)	(58,396)
Net cash paid for Louisiana acquisition	(33,218)	—	—
Net change in construction contracts payable	12,947	926	(6,489)
Proceeds from sale of assets	523	309	405
(Increase) decrease in restricted cash	(29,670)	—	500
Decrease (increase) in deposits and other non-current assets	1,731	29,111	(5,526)
Net cash used in investing activities	(180,824)	(52,283)	(69,506)
Cash Flows from Financing Activities:			
Proceeds from issuance of long-term debt and other borrowings	290,200	2,074,250	12,000
Principal payments of debt	(298,416)	(1,753,835)	(161,794)
Debt issuance and amendment costs	(4,988)	(30,799)	(133)
Cash dividends paid	(16,448)	(16,419)	(24,389)
Proceeds from stock option exercises and restricted share issuances	4,689	7,274	2,238
Purchases of treasury stock	(14,585)	(467,002)	(1,638)
Tax effect from stock-based arrangements	75	(2)	(412)
Net cash used in financing activities	(39,473)	(186,533)	(174,128)
Net Increase (Decrease) in Cash and Cash Equivalents	$ 3,673	$ 14,533	$ (25,307)

Our business is primarily conducted on a cash basis. Accordingly, operating cash flows follow trends in our operating income, excluding non-cash items. For the year ended December 31, 2012, net cash provided by operating activities decreased $29.4 million from the 2011 period, mostly as a result of a decline in our operating income, higher interest paid in 2012 and declines in our accounts payable and accrued liabilities balances in 2012. The increase in operating cash flows from 2010 to 2011 was mostly attributable to the improvement in our operating income and lower interest paid in 2011.

For the year ended December 31, 2012, capital expenditures were primarily related to construction of Ameristar Lake Charles, slot machine purchases, the Springfield, Massachusetts land purchase, the Cactus Petes hotel room renovation, an Ameristar Vicksburg site stabilization project, the Ameristar East Chicago hotel room renovation and various capital maintenance projects at all of our properties.

In March 2012, we entered into a definitive agreement to acquire all of the equity interests of Creative, the developer of a luxury casino resort in Lake Charles, Louisiana, for $32.5 million. The construction of Ameristar Casino Resort Spa Lake Charles began on July 20, 2012. Ameristar Casino Resort Spa Lake Charles is being developed on a leased 243-acre site and will include a casino with approximately 1,600 slot machines and 60 table games, a hotel with approximately 700 guest rooms (including 70 suites), a variety of food and beverage outlets, an 18-hole golf course, a tennis club, a swimming pool, spa and other resort amenities. There will also be approximately 3,000 parking spaces, of which 1,000 will be in a parking garage. The license conditions as revised by the LGCB require us to invest at least $500 million in the project. The cost of the project, inclusive of the purchase price, is expected to be between $560 million and $580 million, excluding capitalized interest and pre-opening expenses. During 2012, capital expenditures related to the project totaled approximately $44.1 million (exclusive of the purchase price paid for the acquisition of the equity interests of Creative). We are required to maintain a $25.0 million deposit in a restricted bank account for the benefit of the LGCB, which will become unrestricted and available for use at our discretion upon the timely completion of the project within two years of construction commencement. We anticipate funding the project through a combination of cash from operations and borrowings under our revolving loan facility. The property is expected to open in the third quarter of 2014.

Following the acquisition of Creative, on July 18, 2012 we entered into a ground lease agreement with the Lake Charles Harbor & Terminal District (the "District"). Rent payable under the ground lease is $0.7 million per year until the opening of

Ameristar Lake Charles. Upon opening, the annual base rent will increase to $1.3 million per year for each of the first five years. The base rent will then be subject to an annual increase, not to exceed 5%, based on changes in a regional consumer price index as defined in the ground lease agreement. In addition to the base rent, upon commencing gaming activity, we will pay monthly additional rent based on a percentage of the property's net gaming proceeds as defined in the ground lease agreement.

Pursuant to the ground lease agreement, we were required to deposit $5.0 million in a separate bank account to cover the monthly rent payments prior to the commencement of gaming activity. Any remaining balance in the ground lease rent deposit account at the time gaming activity commences will be considered unrestricted and available for use at our discretion. At December 31, 2012, the ground lease deposit bank account had a balance of $4.7 million, of which $0.7 million is expected to be utilized for monthly rent payments over the next 12 months. Both of the required deposits are presented as increases in restricted cash used in investing activities in the accompanying consolidated statements of cash flows.

In the first quarter of 2012, we spent $16.9 million (including fees and commissions) to purchase approximately 40 acres of land in Springfield, Massachusetts as the site for a possible future casino resort. On November 30, 2012, following lengthy consideration of the potential benefits, risks, costs and uncertainties of the project, we announced the termination of our efforts to pursue this license. In the fourth quarter of 2012, we recorded an impairment charge of $8.6 million as a result of an appraisal performed to assess the fair market value of the land.

We spent approximately $7.1 million in 2012 relating to the renovation of 89 guest rooms at our Cactus Petes property, which was completed in July 2012. The total cost of the project was approximately $7.4 million. At Ameristar Vicksburg, we substantially completed the site stabilization work during the latter half of 2012. Capital expenditures in 2012 relating to the site stabilization project totaled approximately $5.1 million. The total cost of the project is estimated to be approximately $9.0 million. At Ameristar East Chicago, we completed the renovation of all 288 hotel rooms and suites in early 2012. Capital expenditures in 2012 relating to the hotel renovation project totaled approximately $1.6 million. The total cost of the project was approximately $7.5 million.

Capital expenditures for the year ended December 31, 2011 included slot machine purchases, the Ameristar East Chicago hotel renovation, the Ameristar Vicksburg site stabilization project and the acquisition of long-lived assets relating to various capital maintenance projects at all of our properties. Also in December 2011, we paid a litigation settlement of $9.3 million to the general contractor for our St. Charles hotel construction project that was completed in 2008, resulting in an increase to the fixed asset carrying values associated with the St. Charles project. For the year ended December 31, 2010, capital expenditures were primarily related to minor construction projects, slot machine purchases and the acquisition of long-lived assets relating to various capital maintenance projects at all of our properties.

For the year ended December 31, 2011, net cash used in investing activities was impacted by a $32.5 million payment to multiple East Chicago entities to support and assist economic development through specified initiatives pursuant to a local development agreement.

In 2012, we paid four quarterly cash dividends of $0.125 per share on our common stock, for an annual total of $0.50 per share. During each of the years ended December 31, 2011 and 2010, our Board of Directors declared four quarterly cash dividends of $0.105 per share on our common stock, for an annual total of $0.42 per share. On February 6, 2013, our Board of Directors declared a cash dividend of $0.125 per share, payable on March 15, 2013 to stockholders of record as of February 28, 2013.

Liquidity

On September 15, 2011, our Board of Directors approved the repurchase of up to $75 million of our common stock through September 30, 2014. During 2011, we repurchased a total of approximately 0.3 million shares of common stock under the program at an average price of $16.23 per share, exclusive of commissions paid, for a total cost of $5.2 million. During 2012, we repurchased 0.7 million shares under the stock repurchase program for $11.5 million at an average price of $16.87 per share, exclusive of commissions paid. The Merger Agreement prohibits us from repurchasing additional shares under the stock repurchase program without the consent of Pinnacle.

On April 14, 2011, we obtained $2.2 billion of new debt financing (the "Debt Refinancing"), consisting of a $1.4 billion senior secured credit facility (the "Credit Facility") and $800.0 million principal amount of unsecured 7.50% Senior Notes due 2021 (the "Original 2021 Notes"). The Credit Facility consists of (i) a $200 million A term loan that was fully borrowed at closing and matures in 2016, (ii) a $700 million B term loan that was fully borrowed at closing and matures in 2018 and (iii) a $500 million revolving loan facility, $368 million of which was borrowed at closing and which matures in 2016. Upon the satisfaction of certain conditions, we have the option to increase the total amount available under the Credit Facility by up to the greater of an additional $200 million or an amount determined by reference to our Total Net Leverage Ratio (as defined in the Credit Facility agreement).

The A term loan and the revolving loan facility bear interest at the London Interbank Offered Rate (LIBOR) plus a LIBOR margin that is currently 2.50% per annum or the base rate plus 1.50% per annum, at our option. The B term loan bears interest at

LIBOR (subject to a LIBOR floor of 1.0%) plus 3.0% per annum or the base rate (subject to a base rate floor of 2.0%) plus 2.0% per annum, at our option. The LIBOR margin for the A term loan and the revolving loan facility is subject to adjustment based on our Total Net Leverage Ratio as defined in the Credit Facility agreement. We pay a commitment fee on the unused portion of the revolving loan facility of 0.50% per annum, which is subject to reduction based on the Total Net Leverage Ratio. Borrowings under the Credit Facility are secured by liens on substantially all of our assets.

The Credit Facility agreement requires certain mandatory principal repayments prior to maturity for both term loans. The A term loan requires the following principal amortization: 3.75% in 2012; 12.5% in 2013; 18.75% in 2014; 50% in 2015; and the remaining 15% in 2016. The B term loan requires mandatory principal reductions of 1% per annum, with the remaining 93.25% due at maturity. The Credit Facility agreement also requires permanent principal repayments of the term loans equal to 25% of Excess Cash Flow (as defined in the Credit Facility agreement) if our Total Net Leverage Ratio is above 4.75:1 at year-end. Excess Cash Flow repayments are required to be made 120 days after the last day of each fiscal year, are allocated between both term loans on a pro-rata basis and reduce on a dollar-for-dollar basis future scheduled mandatory principal repayments of the term loans. Our Excess Cash Flow repayment for the year ended December 31, 2011 was $8.6 million. We expect the Excess Cash Flow repayment for the year ended December 31, 2012 to be approximately $15.0 million.

On April 26, 2012, we completed a private placement of $240.0 million principal amount of Additional 2021 Notes (the Additional 2021 Notes and the Original 2021 Notes are collectively referred to herein as the "2021 Notes"). The Additional 2021 Notes were issued under the same indenture pursuant to which we previously issued the Original 2021 Notes. The Additional 2021 Notes were sold at a price of 103% of the principal amount, resulting in a yield to maturity of 6.88%. We received net proceeds from the sale of the Additional 2021 Notes (after initial purchaser discounts and expenses and including the premium and accrued interest) of approximately $244.0 million. We used $236.0 million of the proceeds to repay all amounts outstanding under the revolving loan facility of the Credit Facility (which amounts may be reborrowed from time to time) and the remaining proceeds for general corporate purposes. We issued the Additional 2021 Notes to enhance our borrowing flexibility under the revolving credit facility and better position us for future growth. In connection with issuing the Additional 2021 Notes, we paid one-time fees and expenses totaling approximately $4.0 million, most of which was capitalized and will be amortized over the term of the 2021 Notes.

The 2021 Notes bear interest at a fixed rate of 7.50% per annum, payable semi-annually in arrears on April 15 and October 15 of each year. The initial interest payment on the Additional 2021 Notes was made on October 15, 2012. The 2021 Notes mature on April 15, 2021.

Proceeds from the Debt Refinancing were used to (i) repurchase substantially all of our 9.25% Senior Notes due 2014 (the "2014 Notes") tendered pursuant to our tender offer announced on March 29, 2011, including payment of the tender premium and accrued interest, (ii) prepay and permanently retire all of the indebtedness under our prior senior secured credit facility, (iii) repurchase shares from the Estate of Craig H. Neilsen (the "Estate") on April 19, 2011 for an aggregate purchase price of $457.6 million and (iv) pay related fees and expenses. We redeemed the remaining $0.5 million principal amount of outstanding 2014 Notes on December 3, 2012.

In connection with the Debt Refinancing, we paid one-time fees and expenses totaling approximately $30.8 million, most of which was capitalized and will be amortized over the respective remaining terms of the 2021 Notes and Credit Facility. During the quarter ended June 30, 2011, approximately $85.3 million relating to the tender premium and deferred debt issuance costs were expensed as a result of the early retirement of debt.

On April 16, 2012, we amended the Credit Facility agreement. The amendment increases the permitted maximum Total Net Leverage Ratio (as defined in the Credit Facility agreement) for fiscal quarters ending in 2014 from 5.50:1.00 to 5.75:1.00, and for the fiscal quarters ending March 31, 2015 and June 30, 2015 from 5.25:1.00 to 5.50:1.00. We paid arrangement and consent fees totaling approximately $1.0 million in connection with the amendment, which were capitalized and will be amortized over the remaining terms of the Credit Facility as interest expense.

Net principal repayments totaled $19.4 million during 2012, excluding the incurrence of and application of proceeds from the debt offering that took place in 2012. All mandatory principal payments have been made through December 31, 2012. After applying the proceeds from the sale of the Additional 2021 Notes to the outstanding revolving loan facility, we had $496.0 million available for borrowing under the revolving loan facility as of December 31, 2012. The Merger Agreement limits the amount of additional debt we are permitted to incur prior to the closing of the Merger.

In addition to the availability under the Credit Facility, we had $89.4 million of cash and cash equivalents at December 31, 2012, approximately $75 million of which were required for daily operations.

Historically, we have funded our daily operations through net cash provided by operating activities and our significant capital expenditures primarily through operating cash flows, bank debt and other debt financing. If our existing sources of cash are insufficient to meet our operations and liquidity requirements, we will be required to seek additional financing that would likely be more expensive than the Credit Facility and/or scale back our capital plans or reduce other expenditures. Any loss from service of our properties for any reason could materially adversely affect us, including our ability to fund daily operations and to satisfy debt covenants.

Inflation

Although we cannot accurately determine the precise effect of inflation on our operations, we believe inflation has not had a material effect on our results of operations in the last three years.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Securities and Exchange Commission Regulation S-K.

Contractual and Other Commitments

The following table summarizes our obligations and commitments as of December 31, 2012 to make future payments under certain contracts, including long-term debt obligations, capitalized leases, operating leases and certain construction contracts. The table does not reflect any commitments or contractual obligations that could result from the pending Merger.

Contractual Obligations:	Payments Due by Period				
	2013	2014-2015	2016-2017	After 2017	Total
			(In thousands)		
Estimated principal payments of long-term debt	$ 37,047	$ 145,025	$ 44,015	$ 1,692,818	$ 1,918,905
Estimated interest payments on long-term debt[1]	113,995	264,790	258,259	416,690	1,053,734
Operating leases	4,368	8,989	4,218	8,632	26,207
Equipment contracts	6,520	4,041	—	—	10,561
Construction contracts	157,899	103,949	—	—	261,848
Total	$ 319,829	$ 526,794	$ 306,492	$ 2,118,140	$ 3,271,255

(1) Estimated interest payments on long-term debt are based on principal amounts outstanding after giving effect to projected debt principal payments and forecasted LIBOR rates for our senior credit facility.

As further discussed in "Note 5 — Federal and state income taxes" of Notes to Consolidated Financial Statements, we have adopted the provisions of Accounting Standards Codification ("ASC") 740. We had $4.3 million of unrecognized tax benefits as of December 31, 2012. Due to the inherent uncertainty of the underlying tax positions, it is not possible to assign the liability as of December 31, 2012 to any particular years in the table.

As noted above, a significant use of operating cash in 2012 was interest and debt payments. Our cash interest payments, excluding capitalized interest, were $102.5 million, $98.0 million and $118.8 million for the years ended December 31, 2012, 2011 and 2010, respectively. For more information, see "Note 1 — Basis of presentation" and "Note 6 — Long-term debt" of Notes to Consolidated Financial Statements.

We routinely enter into operational contracts in the ordinary course of our business, including construction contracts for projects that are not material to our business or financial condition as a whole. Our commitments relating to these contracts are recognized as liabilities in our consolidated balance sheets when services are provided with respect to such contracts.

At December 31, 2012, we had outstanding letters of credit in the amount of $4.0 million, which reduced the amount available to borrow under our revolving loan facility. We do not have any other guarantees, contingent commitments or other material liabilities that are not reflected in our consolidated financial statements or disclosed in the notes thereto. For more information, see "Note 6 — Long-term debt" of Notes to Consolidated Financial Statements.

Critical Accounting Policies and Estimates

Management's discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. To prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, we must make estimates and assumptions that affect the amounts reported in the consolidated financial statements. We regularly evaluate these estimates and assumptions, particularly in areas we consider to be critical accounting estimates, where changes in the estimates and assumptions could have a material impact on our results of operations, financial position and, generally to a lesser extent, cash flows. Senior management and the Audit Committee of our Board of Directors have reviewed the disclosures included herein about our critical accounting estimates and have reviewed the processes to determine those estimates.

Property and Equipment

We have significant capital invested in our property and equipment, which represents approximately 84% of our total assets. Judgments are made in determining the estimated useful lives of assets, salvage values to be assigned to assets and if or when an asset has been impaired. The accuracy of these estimates affects the amount of depreciation expense recognized in our financial results and the extent to which we have a gain or loss on the disposal of the asset. We assign lives to our assets based on our standard policy, which we believe is representative of the useful life of each category of assets. We review the carrying value of our property and equipment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. The factors we consider in performing this assessment include current operating results, trends and prospects, as well as the effect of obsolescence, demand, competition and other economic factors.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over fair market value of net assets acquired in business combinations. Other intangible assets include our gaming licenses in East Chicago and Lake Charles. We test for goodwill and indefinite-lived intangible asset impairment annually and between annual tests if events or circumstances indicate a possible impairment.

We perform the annual goodwill impairment assessment by qualitatively evaluating events and circumstances that have occurred since the last quantitative test. We consider both positive and negative factors, including macroeconomic conditions, industry events, financial performance and other changes, and make a determination of whether it is more likely than not that the fair value of the reporting unit being tested is less than its carrying amount. If it is more likely than not that the reporting unit's fair value is less than the carrying amount, we are required to perform a two-step quantitative impairment test. If, based on the qualitative analysis, the fair value is more likely than not to be greater than the carrying amount, we are not required to perform the two-step impairment test.

Under the two-step quantitative assessment, goodwill is tested for impairment using a discounted cash flow analysis based on the estimated future results of the relevant reporting unit. Under the first step, we compare the estimated fair value of the reporting unit to its carrying value. If the carrying value exceeds the fair value in step one, step two of the impairment test is performed. In step two, we determine the implied value of goodwill by allocating the fair value of the reporting unit determined in step one to the assets and liabilities of the reporting unit, as if the reporting unit had been acquired in a business combination. If the implied fair value of the goodwill is less than the carrying value, the excess carrying amount is recorded as an impairment charge.

We test our gaming license indefinite-lived intangible assets annually using a discounted cash flow method. If the carrying value exceeds the estimated fair value, an impairment charge is recorded.

Guest Rewards Programs

Our guest rewards programs allow guests to earn certain point-based cash rewards or complimentary goods and services based on the volume of the guests' gaming activity. Guests can accumulate reward points over time that they may redeem at their discretion under the terms of the programs. The reward credit balance is forfeited if a guest does not earn any reward credits over the subsequent 12-month period. As a result of the ability of the guest to bank the reward points, we accrue the expense of reward points, after giving effect to estimated forfeitures, as they are earned. The accruals are based on historical data, estimates and assumptions regarding the mix of rewards that will be redeemed and the costs of providing those rewards. The retail value of the point-based rewards, cash-back rewards or complimentary goods and services is netted against revenue as a promotional allowance. The estimated costs of providing the point-based rewards, cash-back rewards or complimentary goods and services are included in casino operating expenses.

Cash, Hotel and Food Coupons

Our gaming guests may be awarded, on a discretionary basis, cash, hotel and food coupons based, in part, on their play volume. The coupons are provided on a discretionary basis to induce future play and are redeemable within a short time period (generally seven days for cash coupons and one month for hotel and food coupons). There is no ability to renew or extend the offer. We recognize a reduction in revenue as a promotional allowance for these coupons when the coupons are redeemed.

Self-Insurance Reserves

We are self-insured for various levels of general liability, workers' compensation and employee health coverage. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accrued estimates of incurred but not reported claims. We consider historical loss experience and certain unusual claims in estimating these liabilities. We believe the use of this method to account for these liabilities provides a consistent and effective way to measure these highly judgmental accruals; however, changes in health care costs, accident or illness frequency and severity and other factors can materially affect the estimates for these liabilities. In 2003, the Company entered into a trust participation agreement with an insurance provider. The Company currently has $5.9 million deposited in a trust account as collateral for the Company's obligation to reimburse the insurance provider for the self-retained portion of our workers' compensation claims.

Accounting for Share-Based Compensation

All share-based payments to employees are recognized in the financial statements based on their fair values on the grant date. We recognize those costs in the financial statements over the vesting period during which the employee provides services in exchange for the award. The fair value of each time-vested option award is estimated on the date of grant using the Black-Scholes-Merton option pricing model, while the fair value of market performance-based stock options is calculated using the Monte Carlo simulation model. The models require estimates for expected volatility, expected dividends, the risk-free interest rate and the expected term of the equity grant. We are required to include an estimate of the number of awards that will be forfeited and update that number based on actual forfeitures.

Income Taxes

The guidance for income taxes requires recognition of deferred income tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Our income tax returns are subject to examination by the Internal Revenue Service ("IRS") and other tax authorities in the locations where we operate. We assess potentially unfavorable outcomes of such examinations based on the criteria of ASC 740, which prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The guidance utilizes a two-step approach for evaluating tax positions. Recognition (Step I) occurs when we conclude that a tax position, based on its technical merits, is more likely than not (i.e., the likelihood of occurrence is greater than 50%) to be sustained upon examination. Measurement (Step II) is only addressed if the position is deemed to be more likely than not to be sustained. Under Step II, the tax benefit is measured as the largest amount of benefit that is more likely than not to be realized upon settlement.

The tax positions that fail to qualify for initial recognition are to be recognized in the first subsequent interim period in which they meet the "more likely than not" standard. If it is subsequently determined that a previously recognized tax position no longer meets the "more likely than not" standard, it is required that the tax position be derecognized. As applicable, we recognize accrued penalties and interest related to unrecognized tax benefits in the provision for income taxes.

Litigation, Claims and Assessments

We utilize estimates for litigation, claims and assessments related to our business and tax matters. These estimates are in accordance with accounting standards regarding contingencies and are based upon our knowledge and experience about past and current events, as well as upon reasonable assumptions about future events. Actual results could differ from these estimates.

Recently Adopted Accounting Pronouncements

ASU No. 2012-02, *Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment*

The Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2012-02, *Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment* in July 2012. This update simplifies how entities test for impairment and improves consistency in impairment testing guidance among long-lived asset categories. Under the amendments in this update, an entity is not required to determine the fair value unless the entity concludes that it is more likely than not that its fair value is less than its carrying amount by assessing qualitative factors. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. Our early adoption of this Topic for 2012 did not have a material impact on our consolidated financial statements.

ASU No. 2010-16, *Entertainment-Casinos (Topic 924): Accruals for Casino Jackpot Liabilities*

The FASB issued ASU No. 2010-16, *Entertainment-Casinos (Topic 924): Accruals for Casino Jackpot Liabilities*. The guidance clarifies that an entity should not accrue jackpot liabilities (or portions thereof) before a jackpot is won if the entity can avoid paying that jackpot since the machine can legally be removed from the gaming floor without payment of the base amount. Jackpots should be accrued and charged to revenue when an entity has the obligation to pay the jackpot. This guidance applies to both base jackpots and the incremental portion of progressive jackpots. The guidance became effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. As required under this guidance, we recorded a cumulative-effect adjustment to opening retained earnings in the period of adoption. Under the gaming regulations in the various jurisdictions in which we operate, the removal of base jackpots is not prohibited and upon adoption, we reduced our recorded accrual by $5.6 million ($3.4 million net of tax) with a corresponding cumulative-effect increase to retained earnings.

ASU No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*

The FASB issued ASU No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*. The guidance amends and converges U.S. GAAP and International Financial Reporting Standards ("IFRS") requirements for measuring amounts at fair value as well as disclosures regarding these measurements. The update became effective in the fourth quarter of 2011. The adoption of this Topic did not have a material impact on our consolidated financial statements.

ASU No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income*

The FASB issued ASU No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income* in June 2011. This update changes the requirements for the presentation of other comprehensive income, eliminating the option to present components of other comprehensive income as part of the statement of stockholders' equity, among other items. The guidance requires that all non-owner changes in stockholders' equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. The presentation requirement under ASU No. 2011-05 was effective for fiscal years and interim periods beginning after December 15, 2011. Since the update only requires a change in presentation, our early adoption of this Topic in 2011 did not have a material impact on our consolidated financial statements.

In February 2013, the FASB issued authoritative guidance which adds new disclosure requirements for items reclassified out of accumulated other comprehensive income. The update requires that an entity present, either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. The guidance is effective for interim and annual reporting periods beginning on or after December 15, 2012. We do not anticipate that this guidance will have an impact on our consolidated financial statements.

ASU No. 2011-08, *Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment*

The FASB issued ASU No. 2011-08, *Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment* in September 2011. This update simplifies how entities test goodwill for impairment. Under the amendments in this update, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount by assessing qualitative factors. The amendments were effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted. The early adoption of this Topic in 2011 did not have a material impact on our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposure to market risk is interest rate risk associated with our senior credit facility. Outstanding amounts borrowed under our senior credit facility bear interest at a rate equal to LIBOR (in the case of Eurodollar loans) or the prime interest rate (in the case of base rate loans), plus an applicable margin, or "add-on." As of December 31, 2012, we had $878.8 million outstanding under our senior credit facility, which represents approximately 46% of our total outstanding debt, bearing interest at variable rates indexed to one-month LIBOR, based on our election. At December 31, 2012, the average interest rate applicable to the senior credit facility debt outstanding was 3.7%. An increase of one percentage point in the interest rate applicable to the senior credit facility debt outstanding at December 31, 2012 would increase our annual interest cost and reduce our pre-tax income by $3.4 million (after giving effect to the LIBOR floor of 1.0% for the B term loan, which comprises 78% of the total senior credit facility balance at December 31, 2012). The remaining 54% of our debt outstanding as of December 31, 2012, primarily consisting of our 7.5% senior notes due 2021, bears interest at fixed rates.

We have used interest rate swap agreements in the past to manage interest rate risk. (See "Note 7 - Derivative instruments and hedging activities" of Notes to Consolidated Financial Statements for more discussion of the interest rate swaps.) We may enter into additional swap transactions or other interest rate protection agreements from time to time in the future, although we have no current intention to do so.

Should we elect to use derivative instruments to hedge exposure to changes in interest rates in the future, we would be exposed to the potential failure of our counterparties to perform under the terms of the agreements. We would seek to minimize this risk by entering into interest rate swap agreements with highly rated commercial banks.

Item 8. Financial Statements and Supplementary Data

The Reports of Independent Registered Public Accounting Firm appear at pages F-2 and F-3 hereof, and our Consolidated Financial Statements and Notes to Consolidated Financial Statements appear at pages F-4 through F-29 hereof.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2012. Based on the evaluation of these disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.

(b) Management's Annual Report on Internal Control over Financial Reporting and Report of Independent Registered Public Accounting Firm

The information required to be furnished pursuant to this item is set forth under the captions "Management's Annual Report on Internal Control over Financial Reporting" and "Report of Independent Registered Public Accounting Firm" and is included in this Annual Report at pages F-1 and F-2, respectively.

(c) Changes in Internal Control over Financial Reporting

As required by Rule 13a-15(d) under the Exchange Act, our management, including our Chief Executive Officer and our Chief Financial Officer, has evaluated our internal control over financial reporting to determine whether any changes occurred during the fourth fiscal quarter of 2012 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, there was no such change during the fourth fiscal quarter of 2012.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item will be set forth under the captions "Proposal No. 1 — Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the definitive Proxy Statement for our 2013 Annual Meeting of Stockholders (our "Proxy Statement") to be filed with the Securities and Exchange Commission on or before April 30, 2013 and is incorporated herein by this reference.

Item 11. Executive Compensation

The information required by this Item will be set forth under the caption "Executive Compensation" in our Proxy Statement and is incorporated herein by this reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will be set forth under the captions "Proposal No. 1 — Election of Directors — Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation — Equity Compensation Plan Information" in our Proxy Statement and is incorporated herein by this reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will be set forth under the captions "Proposal No. 1 - Election of Directors" and "Transactions with Related Persons" in our Proxy Statement and is incorporated herein by this reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item will be set forth under the caption "Proposal No. 2 — Ratification of Independent Registered Public Accounting Firm" in our Proxy Statement and is incorporated herein by this reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

The following are filed as part of this Report:

(a) 1. Financial Statements

(a) 2. Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under related instructions or are inapplicable and therefore have been omitted.

(a) 3. Exhibits

The following exhibits are filed or incorporated by reference as part of this Report. Certain of the listed exhibits are incorporated by reference to previously filed reports of ACI under the Exchange Act, including Forms 10-K, 10-Q and 8-K. These reports have been filed with the Securities and Exchange Commission under File No. 0-22494.

Exhibit Number	Description of Exhibit	Method of Filing
2.1	Membership Interest Purchase Agreement, dated as of March 14, 2012, among Creative Casinos of Louisiana, L.L.C. (now known as Ameristar Casino Lake Charles, LLC) ("Creative"), Creative Casinos, LLC and ACI (without schedules)	Incorporated by reference to Exhibit 2.1 to ACI's Current Report on Form 8-K filed on March 16, 2012.
2.2	Agreement and Plan of Merger, dated as of December 20, 2012, among ACI, Pinnacle, HoldCo and Merger Sub (without schedules)	Incorporated by reference to Exhibit 2.1 to ACI's Current Report on Form 8-K filed on December 21, 2012.
2.3	First Amendment to Agreement and Plan of Merger, dated as of February 1, 2013, by and among ACI, Pinnacle, HoldCo and Merger Sub	Incorporated by reference to Exhibit 2.1 to ACI's Current Report on Form 8-K filed on February 1, 2013.
3(i)(a)	Articles of Incorporation of ACI	Incorporated by reference to Exhibit 3.1 to Registration Statement on Form S-1 filed by ACI under the Securities Act of 1933, as amended (File No. 33-68936) (the "Form S-1").
3(i)(b)	Certificate of Amendment to Articles of Incorporation of ACI	Incorporated by reference to Exhibit 3.1 to ACI's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.
3(i)(c)	Certificate of Change Pursuant to NRS 78.209	Incorporated by reference to Exhibit 3(i).1 to ACI's Current Report on Form 8-K filed on June 8, 2005.
3(ii)	Amended and Restated Bylaws of ACI, effective April 27, 2012	Incorporated by reference to Exhibit 3(ii).1 to ACI's Current Report on Form 8-K filed on April 30, 2012 (the "April 30, 2012 8-K").
4.1	Specimen Common Stock Certificate	Incorporated by reference to Exhibit 4.4 to ACI's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.

Exhibit Number	Description of Exhibit	Method of Filing
4.2	Credit Agreement, dated as of April 14, 2011, among ACI, the Lenders party thereto from time to time, Wells Fargo Bank, National Association, Bank of America, N.A. and JPMorgan Chase Bank, N.A., as Syndication Agents, Deutsche Bank Securities Inc., Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J. P. Morgan Securities Inc., as Joint Lead Arrangers and Joint Bookrunners, Commerzbank AG, New York and Grand Cayman Branches and US Bank National Association, as Co-Documentation Agents, and Deutsche Bank Trust Company Americas, as Administrative Agent ("DBTCA") (without exhibits)	Incorporated by reference to Exhibit 4.2 to ACI's Current Report on Form 8-K filed on April 19, 2011 (the "April 19, 2011 8-K").
4.3	First Amendment to Credit Agreement, dated as of April 16, 2012, among ACI, the lenders party thereto and DBTCA	Incorporated by reference to Exhibit 4.1 to ACI's Current Report on Form 8-K filed on April 17, 2012.
4.4	Indenture, dated as of April 14, 2011, among ACI, the Guarantors named therein and Wilmington Trust FSB, as trustee	Incorporated by reference to Exhibit 4.1 to the April 19, 2011 8-K.
4.5	Supplemental Indenture, dated as of February 23, 2012, among Ameristar Casino Springfield, LLC, the other Guarantors party thereto, ACI and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as trustee ("Wilmington Trust")	Incorporated by reference to Exhibit 4.2 to ACI's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (the "March 2012 10-Q").
4.6	Second Supplemental Indenture, dated as of April 26, 2012, among ACI, the guarantors named therein and Wilmington Trust	Incorporated by reference to Exhibit 4.1 to the April 30, 2012 8-K.
4.7	Third Supplemental Indenture, dated as of July 18, 2012, among Ameristar Lake Charles Holdings, LLC, Creative, the other Gurantors party thereto, ACI and Wilmington Trust	Incorporated by reference to Exhibit 4.1 to ACI's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (the "June 2012 10-Q").
*10.1(a)	Employment Agreement, dated November 15, 1993, between ACI and Thomas M. Steinbauer	Incorporated by reference to Exhibit 10.1(a) to ACI's Annual Report on Form 10-K for the year ended December 31, 1994.
*10.1(b)	Amendment No. 1 to Employment Agreement, dated as of October 5, 2001, between ACI and Thomas M. Steinbauer	Incorporated by reference to Exhibit 10.2 to ACI's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.
*10.1(c)	Amendment No. 2 to Employment Agreement, dated as of August 15, 2002, between ACI and Thomas M. Steinbauer	Incorporated by reference to Exhibit 10.2 to ACI's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (the "September 2002 10-Q").
*10.1(d)	Amendment No. 3 to Employment Agreement, dated as of November 7, 2008, between ACI and Thomas M. Steinbauer	Incorporated by reference to Exhibit 10.1(d) to the 2008 10-K.
*10.1(e)	Amendment Number 4 to Employment Agreement, dated as of October 28, 2011, between ACI and Thomas M. Steinbauer	Incorporated by reference to Exhibit 10.1(e) to ACI's Annual Report on Form 10-K for the year ended December 31, 2011 (the "2011 10-K").
*10.1(f)	Amended and Restated Executive Employment Agreement, dated as of March 11, 2002, between ACI and Gordon R. Kanofsky	Incorporated by reference to Exhibit 10.1(c) to ACI's Annual Report on Form 10-K for the year ended December 31, 2001 (the "2001 10-K").
*10.1(g)	Amendment to Amended and Restated Executive Employment Agreement, dated as of August 16, 2002, between ACI and Gordon R. Kanofsky	Incorporated by reference to Exhibit 10.3 to the September 2002 10-Q.
*10.1(h)	Amendment Number 2 to Amended and Restated Executive Employment Agreement, dated as of May 31, 2008, between ACI and Gordon R. Kanofsky	Incorporated by reference to Exhibit 10.2 to ACI's Current Report on Form 8-K filed on June 2, 2008 (the "June 2008 8-K").
*10.1(i)	Amendment Number 3 to Amended and Restated Executive Employment Agreement, dated as of October 28, 2011, between ACI and Gordon R. Kanofsky	Incorporated by reference to Exhibit 10.1(i) to the 2011 10-K.
*10.1(j)	Executive Employment Agreement, dated as of March 13, 2002, between ACI and Peter C. Walsh	Incorporated by reference to Exhibit 10.1(d) to the 2001 10-K.

Exhibit Number	Description of Exhibit	Method of Filing
*10.1(k)	Amendment to Executive Employment Agreement, dated as of August 16, 2002, between ACI and Peter C. Walsh	Incorporated by reference to Exhibit 10.4 to the September 2002 10-Q.
*10.1(l)	Amendment Number 2 to Executive Employment Agreement, dated as of May 31, 2008, between ACI and Peter C. Walsh	Incorporated by reference to Exhibit 10.4 to the June 2008 8-K.
*10.1(m)	Amendment Number 3 to Executive Employment Agreement, dated as of October 28, 2011, between ACI and Peter C. Walsh	Incorporated by reference to Exhibit 10.1(m) to the 2011 10-K.
*10.1(n)	Executive Employment Agreement, dated as of May 31, 2008, between ACI and Larry A. Hodges	Incorporated by reference to Exhibit 10.3 to the June 2008 8-K.
*10.1(o)	Amendment to Executive Employment Agreement, dated as of October 28, 2011, between ACI and Larry A. Hodges	Incorporated by reference to Exhibit 10.1(p) to the 2011 10-K.
*10.2	Separation Agreement, dated as of April 25, 2011, between ACI and Ray H. Neilsen	Incorporated by reference to Exhibit 10.1 to ACI's Current Report on Form 8-K filed on April 28, 2011.
*10.3	Ameristar Casinos, Inc. 1999 Stock Incentive Plan, amended and restated December 15, 2007	Incorporated by reference to Exhibit 10.3 to ACI's Annual Report on Form 10-K for the year ended December 31, 2007 (the "2007 10-K").
*10.4	Form of Non-Qualified Stock Option Agreement under Ameristar Casinos, Inc. 1999 Stock Incentive Plan	Incorporated by reference to Exhibit 10.3 to the 2008 10-K.
*10.5	Ameristar Casinos, Inc. 2002 Non-Employee Directors' Stock Election Plan	Incorporated by reference to Appendix A to ACI's definitive Proxy Statement for its 2002 Annual Meeting of Stockholders, filed under cover of Schedule 14A on April 30, 2002.
*10.6	Form of Indemnification Agreement between ACI and each of its directors and executive officers and its principal accounting officer	Incorporated by reference to Exhibit 10.33 to Amendment No. 2 to the Form S-1.
*10.7	Form of Restricted Stock Unit Agreement under Ameristar Casinos, Inc. 1999 Stock Incentive Plan	Incorporated by reference to Exhibit 10.7 to the 2007 10-K.
10.8	Second Amended and Restated Excursion Boat Sponsorship and Operations Agreement, dated as of November 18, 2004, between Iowa West Racing Association and ACCBI (the "Iowa West Agreement")	Incorporated by reference to Exhibit 10.9 to ACI's Annual Report on Form 10-K for the year ended December 31, 2004.
10.9	Settlement, Use and Management Agreement and DNR Permit, dated May 15, 1995, between the State of Iowa acting through the Iowa Department of Natural Resources and ACCBI as assignee of Koch Fuels, Inc.	Incorporated by reference to Exhibits 10.12 and 99.1 to ACI's Annual Report on Form 10-K for the year ended December 31, 1996.
*10.10	Ameristar Casinos, Inc. Performance-Based Annual Bonus Plan	Incorporated by reference to Appendix A to ACI's definitive Proxy Statement for its 2012 Annual Meeting of Stockholders, filed under cover of Schedule 14A on April 30, 2012.

Exhibit Number	Description of Exhibit	Method of Filing
10.11	Redevelopment Project Lease, dated as of October 19, 1995, between the City of East Chicago, Indiana (the "City") and Showboat Marina Partnership ("SMP"), as subsequently amended and assigned by Lease Assignment and Assumption Agreement, dated as of March 28, 1996, between SMP and Showboat Marina Casino Partnership ("SMCP"); Acknowledgement of Commencement Date of Redevelopment Project Lease and Notice of Election to Take Possession of Leased Premises, dated as of March 28, 1996, between the City and SMCP; First Amendment to Redevelopment Project Lease, dated as of March 28, 1996, between the City and SMCP; Second Amendment to Redevelopment Project Lease, dated as of January 20, 1999, between the City and SMCP; Assignment and Assumption of Lease, dated as of April 26, 2005, between SMCP and RIH Acquisitions IN, LLC (now known as Ameristar Casino East Chicago, LLC) ("RIH"); Assignment and Assumption of Lease, dated as of October 25, 2006, between RIH and RIH Propco IN, LLC; and Memorandum of Merger of Leasehold Interests, dated as of September 18, 2007, between RIH and the City	Incorporated by reference to Exhibit 10.3 to ACI's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.
10.12	Modified Local Development Agreement with Ameristar Casino East Chicago, LLC, effective June 3, 2011	Incorporated by reference to Exhibit 10.1 to ACI's Current Report on Form 8-K filed on June 7, 2011.
*10.13	Ameristar Casinos, Inc. Change in Control Severance Plan, amended and restated October 28, 2011	Incorporated by reference to Exhibit 10.15 to the 2011 10-K.
*10.14	Ameristar Casinos, Inc. Change in Control Severance Plan for Director-Level Employees, amended and restated October 28, 2011	Incorporated by reference to Exhibit 10.16 to the 2011 10-K.
*10.15	Ameristar Casinos, Inc. 2009 Stock Incentive Plan, amended and restated February 15, 2012	Incorporated by reference to Exhibit 10.17 to the 2011 10-K.
*10.16	Form of Non-Qualified Stock Option Agreement with executive officers under Ameristar Casinos, Inc. 2009 Stock Incentive Plan	Incorporated by reference to Exhibit 10.18 to the 2011 10-K.
*10.17	Form of Restricted Stock Unit Agreement with executive officers under Ameristar Casinos, Inc. 2009 Stock Incentive Plan	Incorporated by reference to Exhibit 10.19 to the 2011 10-K.
*10.18	Amendment to Non-Qualified Stock Option Agreement, dated as of October 28, 2011, between ACI and each of Gordon R. Kanofsky, Larry A. Hodges, Thomas M. Steinbauer, Peter C. Walsh and certain other employees	Incorporated by reference to Exhibit 10.20 to the 2011 10-K.
*10.19	Second Amendment to Non-Qualified Stock Option Agreement, dated as of November 10, 2011, between ACI and each of Gordon R. Kanofsky, Larry A. Hodges, Thomas M. Steinbauer, Peter C. Walsh and certain other employees	Incorporated by reference to Exhibit 10.21 to the 2011 10-K.
*10.20	Amendment to Restricted Stock Unit Agreement, dated as of October 28, 2011, between ACI and each of Gordon R. Kanofsky, Larry A. Hodges, Thomas M. Steinbauer, Peter C. Walsh and certain other employees	Incorporated by reference to Exhibit 10.22 to the 2011 10-K.
*10.21	Second Amendment to Restricted Stock Unit Agreement, dated as of November 10, 2011, between ACI and each of Gordon R. Kanofsky, Larry A. Hodges, Thomas M. Steinbauer, Peter C. Walsh and certain other employees	Incorporated by reference to Exhibit 10.23 to the 2011 10-K.
*10.22	Amendment to Non-Qualified Stock Option Agreement, dated as of October 28, 2011, between ACI and each non-employee director of ACI	Incorporated by reference to Exhibit 10.24 to the 2011 10-K.
*10.23	Amendment to Restricted Stock Unit Agreement, dated as of October 28, 2011, between ACI and each non-employee director of ACI	Incorporated by reference to Exhibit 10.25 to the 2011 10-K.

Exhibit Number	Description of Exhibit	Method of Filing
*10.24	Form of Non-Qualified Stock Option Agreement, dated November 21, 2011, between ACI and each of Gordon R. Kanofsky, Larry A. Hodges, Thomas M. Steinbauer, Peter C. Walsh and certain other employees with respect to performance-vested options (Tranche 1)	Incorporated by reference to Exhibit 10.26 to the 2011 10-K.
*10.25	Form of Non-Qualified Stock Option Agreement, dated November 21, 2011, between ACI and each of Gordon R. Kanofsky, Larry A. Hodges, Thomas M. Steinbauer, Peter C. Walsh and certain other employees with respect to performance-vested options (Tranche 2)	Incorporated by reference to Exhibit 10.27 to the 2011 10-K.
*10.26	Form of Non-Qualified Stock Option Agreement, dated November 21, 2011, between ACI and each of Gordon R. Kanofsky, Larry A. Hodges, Thomas M. Steinbauer, Peter C. Walsh and certain other employees with respect to performance-vested options (Tranche 3)	Incorporated by reference to Exhibit 10.28 to the 2011 10-K.
*10.27	Form of Non-Qualified Stock Option Agreement with non-employee directors under Ameristar Casinos, Inc. 2009 Stock Incentive Plan	Incorporated by reference to Exhibit 10.1 to the March 2012 10-Q.
*10.28	Form of Restricted Stock Unit Agreement with non-employee directors under Ameristar Casinos, Inc. 2009 Stock Incentive Plan	Incorporated by reference to Exhibit 10.2 to the March 2012 10-Q.
10.29	Amendment to the Iowa West Agreement, dated February 16, 2010, between Iowa West Racing Association and ACCBI	Incorporated by reference to Exhibit 10.21 to ACI's Annual Report on Form 10-K for the year ended December 31, 2009 (the "2009 10-K").
*10.30	Restricted Stock Unit Agreement, dated January 29, 2010, between ACI and Gordon R. Kanofsky (the "January 2010 RSU Agreement")	Incorporated by reference to Exhibit 10.22 to the 2009 10-K.
*10.31	Amendment to the January 2010 RSU Agreement, dated as of October 28, 2011, between ACI and Gordon R. Kanofsky	Incorporated by reference to Exhibit 10.31 to the 2011 10-K.
10.32	Stock Purchase Agreement, dated as of March 25, 2011, between ACI and the Estate of Craig H. Neilsen (the "Stock Purchase Agreement")	Incorporated by reference to Exhibit 10.1 to ACI's Current Report on Form 8-K filed on March 28, 2011 (the "March 2011 8-K").
10.33	Annex A to the Stock Purchase Agreement	Incorporated by reference to Exhibit 10.2 to the March 2011 8-K.
10.34	Head Tax Sharing Agreement, dated November 28, 2011, among the Lake Charles Harbor & Terminal District (the "District"), the City of Lake Charles, Louisiana, the Calcasieu Parish Police Jury and Creative, joined by the Calcasieu Parish School Board, McNeese State University and Sowela Technical Community College	Incorporated by reference to Exhibit 10.1 to the June 2012 10-Q.
10.35	Ground Lease Agreement, dated as of July 18, 2012, between Creative and the District (without Exhibit 1-A)	Incorporated by reference to Exhibit 10.2 to the June 2012 10-Q.
21	Subsidiaries of ACI	Filed electronically herewith.
23	Consent of Independent Registered Public Accounting Firm	Filed electronically herewith.
31.1	Certification of Gordon R. Kanofsky, Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed electronically herewith.
31.2	Certification of Thomas M. Steinbauer, Senior Vice President of Finance, Chief Financial Officer and Treasurer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed electronically herewith.
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed electronically herewith.

Exhibit Number	Description of Exhibit	Method of Filing
99	Agreement of ACI, dated as of February 28, 2012, to furnish the Securities and Exchange Commission certain instruments defining the rights of holders of certain long-term debt	Incorporated by reference to Exhibit 99 to the 2011 10-K.
101†	The following information from the Company's Annual Report on Form 10-K for the year ended December 31, 2012 formatted in eXtensible Business Reporting Language: (i) Consolidated Balance Sheets as of December 31, 2012 and 2011; (ii) Consolidated Statements of Income for the years ended December 31, 2012, 2011 and 2010; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010; (iv) Consolidated Statements of Stockholders' (Deficit) Equity for the years ended December 31, 2012, 2011 and 2010; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; and (vi) Notes to Consolidated Financial Statements	Furnished electronically herewith.

---

* Denotes a management contract or compensatory plan or arrangement.

† This exhibit is furnished and is not filed or made a part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for the purposes of Section 18 of the Exchange Act and otherwise is not subject to liability under those sections.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERISTAR CASINOS, INC.
(Registrant)

February 28, 2013

By: /s/ Gordon R. Kanofsky
Gordon R. Kanofsky
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Name and Title	Date
/s/ Gordon R. Kanofsky	Gordon R. Kanofsky, Chief Executive Officer and Director (principal executive officer)	February 28, 2013
/s/ Thomas M. Steinbauer	Thomas M. Steinbauer, Senior Vice President of Finance, Chief Financial Officer, Treasurer and Director (principal financial and accounting officer)	February 28, 2013
/s/ Larry A. Hodges	Larry A. Hodges, President, Chief Operating Officer and Director	February 28, 2013
/s/ Luther P. Cochrane	Luther P. Cochrane, Chairman of the Board and Director	February 28, 2013
/s/ Carl Brooks	Carl Brooks, Director	February 28, 2013
/s/ Leslie Nathanson Juris	Leslie Nathanson Juris, Director	February 28, 2013
/s/ J. William Richardson	J. William Richardson, Director	February 28, 2013

(This page has been left blank intentionally.)

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Ameristar Casinos, Inc. and subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.* Based on its assessment, management believes that, as of December 31, 2012, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm has issued an audit report on our internal control over financial reporting. This report appears on page F-2.

Ameristar Casinos, Inc.
Las Vegas, Nevada
February 28, 2013

/s/ Gordon R. Kanofsky	/s/ Thomas M. Steinbauer
Gordon R. Kanofsky Chief Executive Officer	Thomas M. Steinbauer Senior Vice President of Finance, Chief Financial Officer and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Ameristar Casinos, Inc. and subsidiaries:

We have audited Ameristar Casinos, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Ameristar Casinos, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Ameristar Casinos, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Ameristar Casinos, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2012 of Ameristar Casinos, Inc. and subsidiaries and our report dated February 28, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Las Vegas, Nevada
February 28, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Ameristar Casinos, Inc. and subsidiaries:

We have audited the accompanying consolidated balance sheets of Ameristar Casinos, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ameristar Casinos, Inc. and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations, comprehensive income and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ameristar Casinos, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Las Vegas, Nevada
February 28, 2013

AMERISTAR CASINOS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2012	2011
	(Amounts in thousands, except share data)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 89,392	$ 85,719
Restricted cash	6,581	5,925
Accounts receivable, net	4,821	5,401
Income tax refunds receivable	6,213	1,718
Inventories	5,894	6,577
Prepaid expenses and other current assets	12,927	27,146
Deferred income taxes	10,348	15,289
Total current assets	136,176	147,775
Property and Equipment, net:		
Buildings and improvements	1,946,051	1,922,422
Furniture, fixtures and equipment	603,571	610,934
	2,549,622	2,533,356
Less: accumulated depreciation and amortization	(976,629)	(928,197)
	1,572,993	1,605,159
Land	91,715	83,403
Construction in progress	76,815	33,935
Total property and equipment, net	1,741,523	1,722,497
Goodwill	69,769	70,973
Other intangible assets	42,400	12,600
Deposits and other assets	84,406	58,194
TOTAL ASSETS	$ 2,074,274	$ 2,012,039
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable	$ 23,349	$ 33,665
Construction contracts payable	16,130	3,183
Accrued liabilities	117,073	120,788
Current maturities of long-term debt	37,047	23,132
Total current liabilities	193,599	180,768
Long-term debt, net of current maturities	1,880,932	1,902,932
Deferred income taxes	18,786	15,058
Other long-term liabilities	3,216	3,859
Commitments and contingencies (Note 14)		
Stockholders' Deficit:		
Preferred stock, $.01 par value: Authorized — 30,000,000 shares; Issued — none	—	—
Common stock, $.01 par value: Authorized — 120,000,000 shares; Issued — 61,366,859 and 60,373,085 shares; Outstanding — 32,897,642 and 32,768,825 shares	614	604
Additional paid-in capital	333,338	310,331
Treasury stock, at cost (28,469,217 and 27,604,260 shares)	(501,815)	(487,230)
Retained earnings	145,604	85,717
Total stockholders' deficit	(22,259)	(90,578)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 2,074,274	$ 2,012,039

The accompanying notes are an integral part of these consolidated financial statements.

AMERISTAR CASINOS, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2012	2011	2010
	(Amounts in thousands, except per share data)		
Revenues:			
Casino	$1,228,958	$1,248,616	$1,247,034
Food and beverage	139,565	138,192	134,854
Rooms	77,698	77,870	79,403
Other	27,957	28,905	30,559
	1,474,178	1,493,583	1,491,850
Less: Promotional allowances	(278,957)	(279,077)	(302,568)
Net revenues	1,195,221	1,214,506	1,189,282
Operating Expenses:			
Casino	537,862	545,709	556,911
Food and beverage	53,634	57,346	60,878
Rooms	8,121	8,270	8,281
Other	9,761	10,659	12,392
Selling, general and administrative	251,395	259,151	244,964
Depreciation and amortization	106,317	105,922	109,070
Impairment of goodwill	—	—	21,438
Impairment of other intangible assets	—	—	34,791
Impairment of fixed assets	9,563	245	224
Net loss (gain) on disposition of assets	408	(45)	255
Total operating expenses	977,061	987,257	1,049,204
Income from operations	218,160	227,249	140,078
Other Income (Expense):			
Interest income	44	15	452
Interest expense, net of capitalized interest	(114,740)	(106,623)	(121,233)
Loss on early retirement of debt	—	(85,311)	—
Other	835	(784)	1,463
Income Before Income Tax Provision	104,299	34,546	20,760
Income tax provision	27,964	27,752	12,130
Net Income	$ 76,335	$ 6,794	$ 8,630
Earnings Per Share:			
Basic	$ 2.32	$ 0.17	$ 0.15
Diluted	$ 2.26	$ 0.17	$ 0.15
Weighted-Average Shares Outstanding:			
Basic	32,906	40,242	58,025
Diluted	33,743	41,136	58,818

The accompanying notes are an integral part of these consolidated financial statements.

AMERISTAR CASINOS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,		
	2012	2011	2010
	(Amounts in thousands)		
Net income	$ 76,335	$ 6,794	$ 8,630
Change in fair value of interest rate swap agreements, net of tax	—	—	16,274
Total Comprehensive Income	$ 76,335	$ 6,794	$ 24,904

The accompanying notes are an integral part of these consolidated financial statements.

AMERISTAR CASINOS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY

	Capital Stock						
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Treasury Stock	Retained Earnings	Total
	(Amounts in thousands)						
Balance, December 31, 2009	57,730	$ 586	$ 262,582	$ (16,274)	$ (18,590)	$ 107,689	$ 335,993
Net income	—	—	—	—	—	8,630	8,630
Change in fair value of interest rate swap agreements	—	—	—	16,274	—	—	16,274
Total comprehensive income							24,904
Exercise of stock options and issuance of restricted shares	659	6	2,232	—	—	—	2,238
Tax effect from stock-based arrangements	—	—	(412)	—	—	—	(412)
Dividends	—	—	—	—	—	(24,389)	(24,389)
Stock-based compensation expense	—	—	14,324	—	—	—	14,324
Purchases of treasury stock	(101)	—	—	—	(1,638)	—	(1,638)
Balance, December 31, 2010	58,288	592	278,726	—	(20,228)	91,930	351,020
Net income	—	—	—	—	—	6,794	6,794
Progressive jackpot liability cumulative adjustment	—	—	—	—	—	3,412	3,412
Exercise of stock options and issuance of restricted shares	1,140	12	7,262	—	—	—	7,274
Tax effect from stock-based arrangements	—	—	(2)	—	—	—	(2)
Dividends	—	—	—	—	—	(16,419)	(16,419)
Stock-based compensation expense	—	—	24,345	—	—	—	24,345
Purchases of treasury stock	(26,659)	—	—	—	(467,002)	—	(467,002)
Balance, December 31, 2011	32,769	604	310,331	—	(487,230)	85,717	(90,578)
Net income	—	—	—	—	—	76,335	76,335
Exercise of stock options and issuance of restricted shares	994	10	4,679	—	—	—	4,689
Tax effect from stock-based arrangements	—	—	75	—	—	—	75
Dividends	—	—	—	—	—	(16,448)	(16,448)
Stock-based compensation expense	—	—	18,253	—	—	—	18,253
Purchases of treasury stock	(865)	—	—	—	(14,585)	—	(14,585)
Balance, December 31, 2012	32,898	$ 614	$ 333,338	$ —	$(501,815)	$ 145,604	$ (22,259)

The accompanying notes are an integral part of these consolidated financial statements.

AMERISTAR CASINOS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2012	2011	2010
	(Amounts in thousands)		
Cash Flows from Operating Activities:			
Net income	$ 76,335	$ 6,794	$ 8,630
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	106,317	105,922	109,070
Amortization of debt issuance costs, discounts and premium	5,485	6,290	10,203
Loss on early retirement of debt	—	85,311	—
Stock-based compensation expense	18,253	24,345	14,324
Impairment of goodwill	—	—	21,438
Impairment of other intangible assets	—	—	34,791
Impairment of fixed assets	9,563	245	224
Net loss (gain) on disposition of assets	408	(45)	255
Net change in deferred income taxes	9,230	32,987	2,894
Excess tax benefit from stock option exercises	(75)	—	—
Net change in fair value of swap agreements	—	—	1,015
Net change in deferred compensation liability	2,493	39	1,938
Changes in operating assets and liabilities:			
Accounts receivable, net	580	1,990	657
Income tax refunds receivable	(4,495)	1,577	14,109
Inventories	683	581	577
Prepaid expenses	309	191	645
Accounts payable	(10,316)	9,937	(6,636)
Income taxes payable	75	—	—
Accrued liabilities	9,125	(22,815)	4,193
Net cash provided by operating activities	223,970	253,349	218,327
Cash Flows from Investing Activities:			
Capital expenditures	(133,137)	(82,629)	(58,396)
Net cash paid for Louisiana acquisition	(33,218)	—	—
Net change in construction contracts payable	12,947	926	(6,489)
Proceeds from sale of assets	523	309	405
(Increase) decrease in restricted cash	(29,670)	—	500
Decrease (increase) in deposits and other non-current assets	1,731	29,111	(5,526)
Net cash used in investing activities	(180,824)	(52,283)	(69,506)
Cash Flows from Financing Activities:			
Proceeds from issuance of long-term debt and other borrowings	290,200	2,074,250	12,000
Principal payments of debt	(298,416)	(1,753,835)	(161,794)
Debt issuance and amendment costs	(4,988)	(30,799)	(133)
Cash dividends paid	(16,448)	(16,419)	(24,389)
Proceeds from stock option exercises and restricted share issuances	4,689	7,274	2,238
Purchases of treasury stock	(14,585)	(467,002)	(1,638)
Tax effect from stock-based arrangements	75	(2)	(412)
Net cash used in financing activities	(39,473)	(186,533)	(174,128)
Net Increase (Decrease) in Cash and Cash Equivalents	3,673	14,533	(25,307)
Cash and Cash Equivalents — Beginning of Year	85,719	71,186	96,493
Cash and Cash Equivalents — End of Year	$ 89,392	$ 85,719	$ 71,186
Supplemental Cash Flow Disclosures:			
Cash paid for interest, net of amounts capitalized	$ 101,162	$ 97,482	$ 118,149
Cash paid (received) for federal and state income taxes (net of refunds received)	$ 23,071	$ (6,522)	$ (3,144)

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 — Basis of presentation

The accompanying consolidated financial statements include the accounts of Ameristar Casinos, Inc. ("ACI") and its wholly owned subsidiaries (collectively, the "Company"). Through its subsidiaries, the Company owns and operates eight casino properties in seven markets. The Company views each property as an operating segment and all such operating segments have been aggregated into one reporting segment. All significant intercompany transactions have been eliminated.

The Company's portfolio of casinos consists of: Ameristar Casino Resort Spa St. Charles (serving the St. Louis, Missouri metropolitan area); Ameristar Casino Hotel Kansas City (serving the Kansas City metropolitan area); Ameristar Casino Hotel Council Bluffs (serving the Omaha, Nebraska metropolitan area and southwestern Iowa); Ameristar Casino Resort Spa Black Hawk (serving the Denver, Colorado metropolitan area); Ameristar Casino Hotel Vicksburg (serving Jackson, Mississippi and Monroe, Louisiana); Ameristar Casino Hotel East Chicago (serving the Chicagoland area); and Cactus Petes Resort Casino and The Horseshu Hotel and Casino in Jackpot, Nevada (serving Idaho and the Pacific Northwest).

On July 16, 2012, the Company completed the purchase of all of the equity interests of Creative Casinos of Louisiana, L.L.C. (now known as Ameristar Casino Lake Charles, LLC) ("Creative") the license holder for a planned casino resort in Lake Charles, Louisiana. On July 20, 2012, the Company commenced construction of Ameristar Casino Resort Spa Lake Charles. The Company expects to complete construction of Ameristar Casino Resort Spa Lake Charles in the third quarter of 2014. This property will serve southwestern Louisiana and southeastern Texas, including the Houston metropolitan area.

Certain prior period amounts in the consolidated statements of income have been reclassified to conform to the current period presentation. These reclassifications had no effect on the previously reported income from operations or net income. Additionally, a reclassification adjustment was made to the consolidated statement of cash flows for the year ended December 31, 2010, moving a $0.5 million decrease in restricted cash from net cash provided by operating activities to net cash used in investing activities. The impact of this reclassification is not considered material to the consolidated financial statements for any of the periods presented.

The Company has evaluated certain events and transactions occurring after December 31, 2012 and determined that none met the definition of a subsequent event for purposes of recognition or disclosure in the accompanying consolidated financial statements and notes thereto for the year ended December 31, 2012.

Note 2 — Summary of significant accounting policies

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to apply significant judgment in defining the appropriate estimates and assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. The Company's judgments are based in part on its historical experience, terms of existing contracts, observance of trends in the gaming industry and information available from other outside sources. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates fair market value using Level 1 inputs, due to the short-term maturities of these instruments.

Restricted cash

As of December 31, 2012 and 2011, the Company's current restricted cash balance was $6.6 million and $5.9 million, respectively.

On September 2, 2003, the Company entered into a trust participation agreement with an insurance provider. At December 31, 2012 and 2011, the Company had $5.9 million deposited in a trust account as collateral for the Company's obligation to reimburse the insurance provider for the Company's workers' compensation claims. The Company is permitted to invest the trust funds in certain investment vehicles with stated maturity dates not to exceed six months. Any interest or other earnings are disbursed to the Company.

In connection with the construction of the Ameristar Lake Charles property, the Company set up two separate restricted bank accounts. In June 2012, the Company entered into an escrow agreement with the Louisiana Gaming Control Board whereby the Company is required to maintain a $25.0 million deposit in a restricted interest-bearing bank account, which will become unrestricted and available for the Company to use at its discretion upon the timely completion of the project. On July 18, 2012, the Company entered into a ground lease agreement with the Lake Charles Harbor & Terminal District. Pursuant to the ground lease agreement, the Company was required to deposit $5.0 million in a separate bank account to cover the monthly rent payments prior to the commencement of gaming activity. At December 31, 2012, the ground lease deposit bank account had a balance of $4.7 million, of which $0.7 million is expected to be utilized for monthly rent payments over the next 12 months. In the accompanying consolidated balance sheets, the current portion of the deposit account is included in restricted cash. The remaining long-term portion of the ground lease rent deposit, as well as the deposit required to be held until construction completion, are included in deposits and other assets in the accompanying consolidated balance sheets. The Company is permitted to invest the funds subject to approval from both parties to the agreement. Any interest or other earnings on the restricted accounts are disbursed to the Company. For further discussion, see "Note 15 - Creative Casinos of Louisiana acquisition."

The Company utilized Level 1 inputs as described in "Note 8 - Fair value measurements" to determine fair value of its restricted cash balance.

Accounts receivable

Trade receivables, including casino and hotel receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company's receivables to their carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as historical collection experience and current economic and business conditions. The increase in the allowance for doubtful accounts is recorded in the financial statements as an operating expense. Management believes that as of December 31, 2012, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

At December 31, 2012 and 2011, total accounts receivable were $4.9 million and $5.8 million, respectively. Gaming receivables were $0.9 million and $1.2 million at December 31, 2012 and 2011, respectively, and are included in the Company's accounts receivable balance. As of December 31, 2012 and 2011, an allowance of $0.1 million and $0.4 million, respectively, has been applied to reduce total accounts receivable to amounts anticipated to be collected.

Inventories

Inventories primarily consist of food and beverage items, gift shop and general store retail merchandise, engineering and slot supplies, uniforms, linens, china and other general supplies. Inventories are stated at the lower of cost or market. Cost is determined principally on the weighted-average basis.

Capitalization and depreciation

Property and equipment are recorded at cost, including capitalized interest cost associated with major development and construction projects. When no debt is incurred specifically for construction projects, interest is capitalized on amounts expended using the weighted-average cost of the Company's outstanding borrowings. Capitalization of interest ceases when the project is substantially complete or construction activity is suspended for more than a brief period. Interest of $1.3 million, $0.5 million and $0.7 million was capitalized for the years ended December 31, 2012, 2011 and 2010, respectively.

Betterments, renewals and repairs that either materially add to the value of an asset or appreciably extend its useful life are capitalized. Ordinary maintenance and repairs are charged to expense as incurred. Costs of major renovation projects are capitalized in accordance with existing policies.

Depreciation is provided on the straight-line method. Amortization of building and furniture, fixtures and equipment under capitalized leases is provided over the shorter of the estimated useful life of the asset or the term of the associated lease (including lease renewals or purchase options the Company expects to exercise). Depreciation and amortization is provided over the following estimated useful lives:

Buildings and improvements	5 to 40 years
Furniture, fixtures and equipment	3 to 10 years

Gains or losses on dispositions of property and equipment are included in the consolidated statements of income.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company reviews long-lived assets for such events or changes in circumstances at each balance sheet date. If a long-lived asset is to be held and used, the Company assesses recoverability based on the future undiscounted cash flows of the related asset over the remaining life compared to the asset's book value. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If an impairment exists, the asset is adjusted to fair value based on quoted market prices or another valuation technique, such as discounted cash flow analysis. If a long-lived asset is to be sold, the asset is reported at the lower of carrying amount or fair value less cost to sell, with fair value measured as discussed above.

In 2012, 2011 and 2010, the Company recorded impairment charges of $0.9 million, $0.2 million and $0.2 million, respectively, related to previously capitalized design costs on discontinued expansion projects.

In January 2012, the Company completed the purchase of a 40-acre site in Springfield, Massachusetts and capitalized the purchase price of $16.9 million, including acquisition costs. The Company intended to apply for the sole casino license for western Massachusetts and build a luxury hotel and entertainment resort at this location. In November 2012, following lengthy consideration of the potential benefits, risks, costs and uncertainties of the project, the Company announced the termination of its efforts to pursue this license. An appraisal was performed to assess the fair market value of the land, which resulted in an $8.6 million impairment charge recorded in the fourth quarter of 2012.

Goodwill and other intangible assets

Goodwill represents the excess of the purchase price over fair market value of net assets acquired in business combinations. Other intangible assets include the Company's gaming licenses in East Chicago and Lake Charles. The Company tests for goodwill and indefinite-lived intangible asset impairment annually and between annual tests if events or circumstances indicate a possible impairment.

The Company performs the annual goodwill impairment assessment by qualitatively evaluating events and circumstances that have occurred since the last quantitative test. The Company considers both positive and negative factors, including macroeconomic conditions, industry events, financial performance and other changes, and makes a determination of whether it is more likely than not that the fair value of the reporting unit being tested is less than its carrying amount. If it is more likely than not the reporting unit's fair value is determined to be less than the carrying amount, the Company is required to perform a two-step quantitative impairment test. If, based on the qualitative analysis, the fair value is more likely than not to be greater than the carrying amount, the Company is not required to perform the two-step impairment test.

Under the two-step quantitative assessment, goodwill is tested for impairment using a discounted cash flow analysis based on the estimated future results of the relevant reporting unit. Under the first step, the Company compares the estimated fair value of the reporting unit to its carrying value. If the carrying value exceeds the fair value in step one, step two of the impairment test is performed. In step two, the Company determines the implied value of goodwill by allocating the fair value of the reporting unit determined in step one to the assets and liabilities of the reporting unit, as if the reporting unit had been acquired in a business combination. If the implied fair value of the goodwill is less than the carrying value, the excess carrying amount is recorded as an impairment charge.

The Company tests its gaming license indefinite-lived intangible assets annually using a discounted cash flow method. If the carrying value exceeds the estimated fair value, an impairment charge is recorded.

See also "Note 13 - Goodwill and other intangible assets."

Debt issuance costs

Debt issuance costs are capitalized and amortized to interest expense using the effective interest method or a method that approximates the effective interest method over the term of the related debt instrument. The Company expenses debt issuance costs proportionately in connection with any early debt retirements.

Derivative instruments and hedging activities

The Company records all derivatives on the balance sheet at fair value. For a derivative such as an interest rate swap that is designated as a cash flow hedge, the effective portion of changes in the fair value of the derivative is initially reported as a component of other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. To the extent the effective portion of a hedge subsequently becomes ineffective, the corresponding amount of the change in fair value of the derivative initially reported in other comprehensive income is reclassified and is recognized directly in earnings. Accordingly, on a quarterly basis, the Company assesses the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of a hypothetical designated perfect hedged item or transaction. If the change in the actual swap is greater than the change in the hypothetical perfect swap, the difference is referred to as "ineffectiveness" and is recognized in earnings in the current period. We had no derivative instruments in place at December 31, 2012 and 2011.

Revenue recognition

Casino revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons. Additionally, the Company recognizes revenue upon the occupancy of its hotel rooms, upon the delivery of food, beverage and other services and upon performance for entertainment revenue. The retail value of hotel accommodations, food and beverage items and entertainment provided to guests without charge is included in gross revenues and then deducted as promotional allowances to arrive at net revenues. Promotional allowances consist of the retail value of complimentary food and beverage, rooms, entertainment, progress towards earning points for cash-based loyalty programs and targeted direct mail coin coupons.

The estimated departmental costs of providing complimentary food and beverage, rooms, entertainment and other are included in casino operating expenses and consisted of the following:

	Years Ended December 31,		
	2012	2011	2010
	(Amounts in thousands)		
Food and beverage	$ 58,529	$ 56,697	$ 53,850
Rooms	20,261	20,190	20,979
Entertainment	600	655	2,599
Other	1,908	2,077	2,414
	$ 81,298	$ 79,619	$ 79,842

Guest Rewards Programs

The Company's guest rewards programs allow guests to earn certain point-based cash rewards or complimentary goods and services based on the volume of the guests' gaming activity. Guests can accumulate reward points over time that they may redeem at their discretion under the terms of the programs. The reward credit balance is forfeited if a guest does not earn any reward credits over the subsequent 12-month period. As a result of the ability of the guest to bank the reward points, the Company accrues the expense of reward points, after giving effect to estimated forfeitures, as they are earned. The accruals are based on historical data, estimates and assumptions regarding the mix of rewards that will be redeemed and the costs of providing those rewards. The retail value of the point-based cash rewards or complimentary goods and services is netted against revenue as a promotional allowance. The estimated costs of providing the point-based rewards, cash-back rewards or complimentary goods and services are included in casino operating expenses. At December 31, 2012 and 2011, the outstanding guest reward point liability was $17.4 million and $16.0 million, respectively.

Cash, Hotel and Food Coupons

The Company's gaming guests may be awarded cash, hotel and food coupons based, in part, on their gaming play volume. The coupons are provided on a discretionary basis to induce future play and are redeemable within a short time period (generally seven days for cash coupons and one month for hotel and food coupons). There is no ability to renew or extend the offer. The Company recognizes a reduction in revenue as a promotional allowance for these coupons when the coupons are redeemed.

Advertising

The Company expenses advertising costs the first time the advertising takes place. Advertising expense included in selling, general and administrative expenses was $29.7 million, $30.3 million and $26.1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Income taxes

The guidance for income taxes requires recognition of deferred income tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company's income tax returns are subject to examination by the Internal Revenue Service ("IRS") and other tax authorities in the locations where the Company operates. The Company assesses potentially unfavorable outcomes of such examinations based on the criteria of Accounting Standards Codification ("ASC") 740, which prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The guidance utilizes a two-step approach for evaluating tax positions. Recognition (Step I) occurs when the Company concludes that a tax position, based on its technical merits, is more likely than not (i.e., the likelihood of occurrence is greater than 50%) to be sustained upon examination. Measurement (Step II) is only addressed if the position is deemed to be more likely than not to be sustained. Under Step II, the tax benefit is measured as the largest amount of benefit that is more likely than not to be realized upon settlement.

The tax positions that fail to qualify for initial recognition are to be recognized in the first subsequent interim period in which they meet the "more likely than not" standard. If it is subsequently determined that a previously recognized tax position no longer meets the "more likely than not" standard, it is required that the tax position be derecognized. As applicable, the Company recognizes accrued penalties and interest related to unrecognized tax benefits in the provision for income taxes.

Earnings per share

The Company calculates earnings per share in accordance with ASC Topic 260. Basic earnings per share are computed by dividing reported earnings by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect the additional dilution from all potentially dilutive securities, such as stock options and restricted stock units. For the years ended December 31, 2012, 2011 and 2010, all outstanding options with an exercise price lower than the average market price for the period have been included in the calculation of diluted earnings per share.

The weighted-average number of shares of common stock and common stock equivalents used in the computation of basic and diluted earnings per share consisted of the following:

	Years Ended December 31,		
	2012	2011	2010
	(Amounts in thousands)		
Weighted-average number of shares outstanding-basic earnings per share	32,906	40,242	58,025
Dilutive effect of stock options and restricted stock units	837	894	793
Weighted-average number of shares outstanding-diluted earnings per share	33,743	41,136	58,818

For the years ended December 31, 2012, 2011 and 2010, the potentially dilutive stock options excluded from the earnings per share computation, as their effect would be anti-dilutive, totaled 2.7 million, 2.5 million and 3.3 million, respectively.

Dividends

In 2012, the Company paid four quarterly cash dividends of $0.125 per share on its common stock, for an annual total of $0.50 per share. During each of the years ended December 31, 2011 and 2010, the Company's Board of Directors declared four quarterly cash dividends of $0.105 per share on its common stock, for an annual total of $0.42 per share.

Accounting for stock-based compensation

The Company has various stock incentive plans for directors, officers, employees, consultants and advisers of the Company. The plans permit the grant of non-qualified stock options, incentive (qualified) stock options, restricted stock awards, restricted stock units, performance share units or any combination of the foregoing. In accordance with ASC Topic 718, the Company's cost relating to stock-based payment transactions is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of each time-vested option award is estimated on the date of grant using the Black-Scholes-Merton option pricing model, while the fair value of market performance-based stock options is calculated using the Monte Carlo simulation model. The models require estimates for expected volatility, expected dividends, the risk-free interest rate and the expected term of the equity grant. The cost is measured at the grant date, based on the calculated fair value of the award, and is recognized in selling, general and administrative expenses in the consolidated statements of income over the vesting period during which the employee provides service in exchange for the award. The guidance for stock-based compensation also requires an estimate of the number of awards that will be forfeited and updating that number based on actual forfeitures.

Recently adopted accounting pronouncements

ASU No. 2012-02, *Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment*

The Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2012-02, *Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment* in July 2012. This update simplifies how entities test for impairment and improves consistency in impairment testing guidance among long-lived asset categories. Under the amendments in this update, an entity is not required to determine the fair value unless the entity concludes that it is more likely than not that its fair value is less than its carrying amount by assessing qualitative factors. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The Company's early adoption of this Topic for 2012 did not have a material impact on the Company's consolidated financial statements.

ASU No. 2010-16, *Entertainment-Casinos (Topic 924): Accruals for Casino Jackpot Liabilities*

The FASB issued ASU No. 2010-16, *Entertainment-Casinos (Topic 924): Accruals for Casino Jackpot Liabilities*. The guidance clarifies that an entity should not accrue jackpot liabilities (or portions thereof) before a jackpot is won if the entity can avoid paying that jackpot since the machine can legally be removed from the gaming floor without payment of the base amount. Jackpots should be accrued and charged to revenue when an entity has the obligation to pay the jackpot. This guidance applies to both base jackpots and the incremental portion of progressive jackpots. The guidance became effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. As required under this guidance, the Company recorded a cumulative-effect adjustment to opening retained earnings in the period of adoption. Under the gaming regulations in the various jurisdictions in which the Company operates, the removal of base jackpots is not prohibited and upon adoption, the Company reduced its recorded accrual by $5.6 million ($3.4 million net of tax) with a corresponding cumulative-effect increase to retained earnings.

ASU No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*

The FASB issued ASU No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*. The guidance amends and converges U.S. GAAP and International Financial Reporting Standards ("IFRS") requirements for measuring amounts at fair value as well as disclosures regarding these measurements. The update became effective in the fourth quarter of 2011. The adoption of this Topic did not have a material impact on the Company's consolidated financial statements.

ASU No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income*

The FASB issued ASU No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income* in June 2011. This update changes the requirements for the presentation of other comprehensive income, eliminating the option to present components of other comprehensive income as part of the statement of stockholders' equity, among other items. The guidance requires that all non-owner changes in stockholders' equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. The presentation requirement under ASU No. 2011-05 was effective for fiscal years and interim periods beginning after December 15, 2011. Since the update only requires a change in presentation, the Company's early adoption of this Topic in 2011 did not have a material impact on the Company's consolidated financial statements.

In February 2013, the FASB issued authoritative guidance which adds new disclosure requirements for items reclassified out of accumulated other comprehensive income. The update requires that an entity present, either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. The guidance is effective for interim and annual reporting periods beginning on or after December 15, 2012. The Company does not anticipate that this guidance will have an impact on its consolidated financial statements.

ASU No. 2011-08, *Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment*

The FASB issued ASU No. 2011-08, *Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment* in September 2011. This update simplifies how entities test goodwill for impairment. Under the amendments in this update, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount by assessing qualitative factors. The amendments were effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted. The early adoption of this Topic in 2011 did not have a material impact on the Company's consolidated financial statements.

Note 3 — Missouri Development District receivables

In 1997, the Missouri 210 Highway Transportation Development District (the "210 Highway District") was formed to finance a highway improvement project near the Kansas City property prior to the Company's purchase of that property. In December 2000, the Company purchased the Kansas City property and assumed several agreements related to the 210 Highway District, including a guarantee by the Kansas City property to fund any shortfall payments related to the 210 Highway District's debt service obligations. At December 31, 2011, there were no remaining debt service obligations associated with the 210 Highway District. Under the agreements, the Company is entitled to be reimbursed for advances to cover the shortfall payments and other administrative costs, plus accrued interest, by the 210 Highway District. As of December 31, 2012, the Company has classified the $2.0 million in advances as a long-term receivable included in deposits and other assets in the accompanying consolidated financial statements and anticipates that it will be reimbursed in full from the 210 Highway District's future available cash flows.

In 2005, the St. Charles Riverfront Transportation Development District (the "Riverfront TDD") was formed to finance certain improvements to the access roads near the St. Charles property. The St. Charles Riverfront Community Improvement District (the "Riverfront CID") was also formed in 2005 to provide incremental funding to the Riverfront TDD. In connection with the establishment of the Riverfront TDD, the Company agreed to pay certain costs associated with the road improvements and related administrative costs. Under the Riverfront TDD agreements, the Company is entitled to be reimbursed for these costs plus accrued interest. As of December 31, 2012, the Company had a combined balance due from the Riverfront TDD and Riverfront CID of approximately $14.7 million. The Company has classified these payments as a long-term receivable included in deposits and other assets in the accompanying consolidated financial statements and anticipates it will be reimbursed in full from the Riverfront TDD's and CID's future available cash flows.

Note 4 — Accrued liabilities

Major classes of accrued liabilities consisted of the following as of December 31:

	2012	2011
	(Amounts in thousands)	
Compensation and related benefits	$ 27,691	$ 30,336
Taxes other than state and federal income taxes	26,746	27,713
Progressive slot machine and related accruals	9,094	9,423
Players' club rewards	17,368	16,038
Interest	22,134	14,041
Marketing and other accruals	14,040	23,237
	$ 117,073	$ 120,788

Note 5 — Federal and state income taxes

The components of the income tax provision are as follows:

	Years Ended December 31,		
	2012	2011	2010
	(Amounts in thousands)		
Current:			
Federal	$ 27,042	$ (14,093)	$ 2,340
State	(8,952)	9,825	7,795
Total current	18,090	(4,268)	10,135
Deferred:			
Federal	13,250	23,428	1,640
State	(4,580)	7,388	(849)
Total deferred	8,670	30,816	791
Tax benefit applied to reduce goodwill	1,204	1,204	1,204
Total	$ 27,964	$ 27,752	$ 12,130

The reconciliation of income tax at the federal statutory rate to the actual effective income tax rate is as follows:

	Years Ended December 31,		
	2012	2011	2010
Federal statutory rate	35.0%	35.0%	35.0%
State income tax expense, net of federal benefit	(10.8)	40.1	19.7
Change in uncertain tax provisions	—	0.4	0.2
Nondeductible expenses for tax purposes	2.6	6.8	6.8
Tax credits	(0.4)	(2.0)	(3.8)
Other	0.4	—	0.5
	26.8%	80.3%	58.4%

For 2012 and 2011, the effective income tax rates were 26.8% and 80.3%, respectively. The decrease in the effective income tax rate for the year ended December 31, 2012 was primarily attributable to a $15.7 million cumulative reduction in the income tax provision as a result of certain income tax elections made in the first quarter of 2012. Excluding the impact of these income tax elections, the effective tax rate for the year ended December 31, 2012 would have been 41.9%. Excluding the impact of the pre-tax loss on early retirement of debt of $85.3 million, the effective tax rate for the year ended December 31, 2011 would have been 48.3%.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income taxes consisted of the following:

	December 31,	
	2012	2011
	(Amounts in thousands)	
Deferred income tax assets:		
Goodwill amortization	$103,952	$116,902
Net operating loss carryforwards	10,571	11,099
Deferred compensation	3,670	7,871
Accrued expenses	4,447	6,424
Stock-based compensation	20,529	16,444
Accrued vacation	1,751	2,109
Other	1,317	226
Total deferred income tax assets	146,237	161,075
Deferred income tax liabilities:		
Property and equipment	(152,384)	(157,185)
Prepaid insurance	(1,531)	(1,489)
Other	(760)	(2,170)
Total deferred income tax liabilities	(154,675)	(160,844)
Net deferred income tax (liabilities) assets	$ (8,438)	$ 231

At December 31, 2012, the Company had available $240.8 million of state net operating loss carryforwards that relate to the Company's Missouri properties and may be applied against future taxable income. The Company also had available $4.7 million of additional Colorado net operating losses that relate to the post-acquisition period for the Ameristar Black Hawk property. In general, the remaining unused state net operating loss carryforwards will expire in 2020 through 2031. No valuation allowance has been provided against deferred income tax assets as the Company believes it is more likely than not that the deferred income tax assets are fully realizable because of the future reversal of existing taxable temporary differences, availability of tax strategies and future projected taxable income.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years Ended December 31,	
	2012	2011
	(Amounts in thousands)	
Balance at beginning of year	$ 5,017	$ 4,914
Increases for tax positions of the current year	345	551
Decreases for tax positions of the current year	(694)	—
Increases for tax positions of prior years	149	143
Decreases for tax positions of prior years	(67)	(34)
Lapses of applicable statutes of limitations	(498)	(557)
Balance at end of year	$ 4,252	$ 5,017

As of December 31, 2012 and 2011, the total amount of unrecognized benefits that would affect the effective tax rate if recognized was $1.8 million and $1.7 million, respectively.

Interest and penalties related to income taxes are classified as income tax expense in the financial statements. As of December 31, 2012, accrued interest and penalties totaled $1.0 million, of which $0.6 million would affect the effective tax rate if recognized. As of December 31, 2011, accrued interest and penalties totaled $0.8 million, of which $0.5 million would affect the effective tax rate if recognized.

The Company files income tax returns in numerous tax jurisdictions. The statutes of limitations vary by jurisdiction, with certain of these statutes expiring without examination each year. With the normal expiration of statutes of limitations, the Company anticipates that the amount of unrecognized tax benefits will decrease by $0.5 million within the next 12 months. With few exceptions, the Company is no longer subject to federal examinations by taxing authorities for years ended on or before December 31, 2010 or state examinations by taxing authorities for years ended on or before December 31, 2006.

The Company's federal income tax returns for the years ended December 31, 2006 through December 31, 2009 were under examination by the IRS. In May 2011, the IRS issued a letter challenging the Company's method of accounting for certain repair and maintenance expenses. The Company disagreed with the IRS determination and submitted a protest and a request for an appeals conference to the IRS. During the third quarter of 2012, the Company reached a settlement through the appeals process of the issues raised in the audit examination. The audit settlement resulted in an assessment of $0.2 million, including interest, for the years 2006 through 2009, which was paid in the third quarter of 2012.

The Company believes it has adequately reserved for its uncertain tax positions; however, there is no assurance that the taxing authorities will not propose adjustments that are different from the Company's expected outcome and impact the provision for income taxes.

Note 6 — Long-term debt

Long-term debt consisted of the following:

	December 31, 2012	December 31, 2011
	(Amounts in thousands)	
Senior credit facility, secured by first priority security interests in substantially all real and personal property assets of ACI and its subsidiaries, consisting of the following:		
Revolving loan facility, at variable interest (3.0% at December 31, 2011); principal due April 14, 2016	$ —	$ 239,000
Term loan A facility, at variable interest (2.8% at December 31, 2012 and 3.0% at December 31, 2011); principal due April 14, 2016 subject to certain amortization requirements	192,500	200,000
Term loan B facility, at variable interest (4.0% at December 31, 2012 and 2011); principal due April 14, 2018 subject to certain amortization requirements (net of $1,368 and $1,594 discount at December 31, 2012 and 2011, respectively)	684,937	693,156
Senior notes, unsecured, 7.5% fixed interest, payable semi-annually on April 15 and October 15, principal due April 15, 2021 (net of $442 net premium at December 31, 2012 and $6,664 discount at December 31, 2011)	1,040,442	793,336
Senior notes, unsecured, 9.25% fixed interest, payable semi-annually on June 1 and December 1, principal paid in full on December 3, 2012	—	467
Other	100	105
	1,917,979	1,926,064
Less: Current maturities	(37,047)	(23,132)
	$ 1,880,932	$ 1,902,932

Maturities of the Company's borrowings for each of the next five years and thereafter as of December 31, 2012 are as follows (amounts in thousands):

Year	Maturities
2013	$ 37,047
2014	38,019
2015	107,006
2016	37,007
2017	7,008
Thereafter	1,692,818
	1,918,905
Debt discounts and premium, net	(926)
Long-term debt, including current portion	$ 1,917,979

On April 14, 2011, ACI obtained $2.2 billion of new debt financing (the "Debt Refinancing"), consisting of a $1.4 billion senior secured credit facility (the "Credit Facility") and $800.0 million principal amount of unsecured 7.50% Senior Notes due 2021 (the "Original 2021 Notes"). The Credit Facility consists of (i) a $200 million A term loan that was fully borrowed at closing and matures in April 2016, (ii) a $700 million B term loan that was fully borrowed at closing and matures in April 2018 and (iii) a $500 million revolving loan facility, $368 million of which was borrowed at closing and which matures in April 2016. The Original 2021 Notes were sold at a price of 99.125% of the principal amount, and the $700.0 million B term loan was sold at a price of 99.75% of the principal amount. Upon the satisfaction of certain conditions, ACI has the option to increase the total amount available under the Credit Facility by up to the greater of an additional $200 million or an amount determined by reference to the Total Net Leverage Ratio (as defined in the Credit Facility agreement).

The A term loan and the revolving loan facility bear interest at the London Interbank Offered Rate (LIBOR) plus a LIBOR margin that is currently 2.50% per annum or the base rate plus 1.50% per annum, at ACI's option. The B term loan bears interest at LIBOR (subject to a LIBOR floor of 1.0%) plus 3.0% per annum or the base rate (subject to a base rate floor of 2.0%) plus 2.0% per annum, at ACI's option. The LIBOR margin for the A term loan and the revolving loan facility is subject to adjustment based on the Company's Total Net Leverage Ratio as defined in the Credit Facility agreement. ACI pays a commitment fee on the unused portion of the revolving loan facility of 0.50% per annum, which is subject to reduction based on the Total Net Leverage Ratio.

The Credit Facility agreement requires certain mandatory principal repayments prior to maturity for both term loans. The A term loan requires the following principal amortization: 3.75% in 2012; 12.5% in 2013; 18.75% in 2014; 50% in 2015; and the remaining 15% in 2016. The B term loan requires mandatory principal reductions of 1% per annum, with the remaining 93.25% due at maturity. The Credit Facility agreement also requires permanent principal repayments of the term loans equal to 25% of Excess Cash Flow (as defined in the Credit Facility agreement) if the Company's Total Net Leverage Ratio is above 4.75:1 at year-end. Excess Cash Flow repayments are required to be made 120 days after the last day of each fiscal year and are allocated between both term loans on a pro-rata basis and reduce on a dollar-for-dollar basis future scheduled mandatory principal repayments of the term loans. The Company expects the Excess Cash Flow repayment for the year ended December 31, 2012 to be approximately $15.0 million.

At December 31, 2012, the Company's principal debt outstanding under the Credit Facility consisted of $192.5 million under the A term loan facility and $684.9 million (net of discount) under the B term loan facility. All mandatory principal repayments have been made through December 31, 2012. As of December 31, 2012, the amount of the revolving loan facility available for borrowing was $496.0 million, after giving effect to $4.0 million of outstanding letters of credit.

On April 26, 2012, ACI completed a private placement of $240.0 million principal amount of additional 7.50% Senior Notes due 2021 (the "Additional 2021 Notes" and, collectively with the Original 2021 Notes, the "2021 Notes"). The Additional 2021 Notes were issued under the same indenture dated as of April 14, 2011 pursuant to which ACI previously issued the Original 2021 Notes (the "Indenture"). The Additional 2021 Notes were sold at a price of 103% of the principal amount, resulting in a yield to maturity of 6.88%. The Company received net proceeds from the sale of the Additional 2021 Notes (after initial purchaser discounts and expenses and including the premium and accrued interest) of approximately $244.0 million. The Company used $236.0 million of the proceeds to repay all amounts outstanding under the revolving loan facility of the Credit Facility (which amounts may be reborrowed from time to time) and the remaining proceeds for general corporate purposes. In connection with issuing the Additional 2021 Notes, the Company paid one-time fees and expenses totaling approximately $4.0 million, most of which was capitalized and will be amortized over the term of the 2021 Notes as interest expense.

In connection with obtaining the Credit Facility, certain of ACI's subsidiaries, including each of its material subsidiaries (the "Guarantors"), entered into a guaranty (the "Guaranty") pursuant to which the Guarantors guaranteed ACI's obligations under the Credit Facility. The obligations of ACI under the Credit Facility, and of the Guarantors under the Guaranty, are secured by substantially all of the assets of ACI and the Guarantors.

The 2021 Notes bear interest at a fixed rate of 7.50% per annum, payable semi-annually in arrears on April 15 and October 15 of each year. The initial interest payment on the Additional 2021 Notes was made on October 15, 2012. The 2021 Notes mature on April 15, 2021. The 2021 Notes and the guarantees of the 2021 Notes are senior unsecured obligations of ACI and the Guarantors, respectively, and rank, in right of payment, equally with or senior to all existing or future unsecured indebtedness of ACI and each Guarantor, respectively, but are effectively subordinated in right of payment to the Credit Facility indebtedness and any future secured indebtedness, to the extent of the value of the assets securing such indebtedness.

The Guarantors have jointly and severally, and fully and unconditionally, guaranteed the 2021 Notes. Each of the Guarantors is a direct or indirect wholly owned subsidiary of ACI, and the Guarantors constitute substantially all of ACI's direct and indirect subsidiaries. ACI is a holding company with no operations or material assets independent of those of the Guarantors and, other than its investment in the Guarantors, the aggregate assets, liabilities, earnings and equity of the Guarantors are substantially equivalent to the assets, liabilities, earnings and equity of the Company on a consolidated basis. Separate financial statements and certain other disclosures concerning the Guarantors are not presented because, in the opinion of management, such information is not material to investors. Other than customary restrictions imposed by applicable statutes, there are no restrictions on the ability of the Guarantors to transfer funds to ACI in the form of cash dividends, loans or advances.

Proceeds from the Debt Refinancing were used to (i) repurchase substantially all of ACI's outstanding 9.25% Senior Notes due 2014 tendered pursuant to ACI's tender offer announced on March 29, 2011, including payment of the tender premium and accrued interest, (ii) prepay and permanently retire all of the indebtedness under ACI's prior senior secured credit facility dated as of November 10, 2005 (and all commitments under the replaced senior secured credit facility were terminated), (iii) purchase 26,150,000 shares of ACI's common stock from the Estate of Craig H. Neilsen (the "Estate") and (iv) pay related fees and expenses.

In connection with the Debt Refinancing, the Company paid one-time fees and expenses totaling approximately $30.8 million, most of which was capitalized and will be amortized over the respective remaining terms of the 2021 Notes and Credit Facility. During the quarter ended June 30, 2011, approximately $85.3 million relating to the tender premium and deferred debt issuance costs were expensed as a result of the early retirement of debt.

Debt covenants

The agreement governing the Credit Facility requires the Company to comply with various affirmative and negative financial and other covenants, including restrictions on the incurrence of additional indebtedness, restrictions on dividend payments and other restrictions and requirements to maintain certain financial ratios and tests. As of December 31, 2012, the Company was required to maintain a Total Net Leverage Ratio, calculated as consolidated debt (net of certain cash and cash equivalents) divided by EBITDA, as defined in the Credit Facility agreement, of no more than 6.50:1, and a Senior Secured Net Leverage Ratio, calculated as senior secured debt (net of certain cash and cash equivalents) divided by EBITDA, of no more than 4.00:1. As of December 31, 2012 and 2011, the Company's Total Net Leverage Ratio was 5.08:1 and 5.04:1, respectively. The Senior Secured Net Leverage Ratio as of December 31, 2012 and 2011 was 2.19:1 and 2.86:1, respectively. Under the Credit Facility agreement, as of December 31, 2012, the Company was required to maintain an Interest Expense Coverage Ratio, calculated as EBITDA divided by cash interest expense, of at least 2.00:1. As of December 31, 2012 and 2011, the Interest Expense Coverage Ratio was 3.52:1 and 3.29:1, respectively. On April 16, 2012, the Company entered into an amendment to the Credit Facility agreement to increase the maximum permitted Total Net Leverage Ratio for fiscal quarters ending in 2014 from 5.50:1 to 5.75:1 and for the fiscal quarters ending March 31, 2015 and June 30, 2015 from 5.25:1 to 5.50:1. The Company paid arrangement and consent fees totaling approximately $1.0 million in connection with the amendment, which were capitalized and will be amortized over the remaining terms of the Credit Facility as interest expense.

The Credit Facility permits the Company to make annual dividend payments of up to $12.0 million from April 14, 2011 through December 31, 2011 and up to $16.0 million during any fiscal year thereafter, with any unused portion of such amount permitted to be carried over to future years. For the year ended December 31, 2012, the Company paid dividends totaling $16.4 million. For the year ended December 31, 2011, the Company paid dividends totaling $16.4 million, of which $10.3 million was paid after April 14, 2011.

The Credit Facility limits the Company's capital expenditures to $80.0 million during any fiscal year through the final maturity of the Credit Facility, with any unused portion of such amount permitted to be carried over to future years. In addition, capital expenditures may be made without limitation at any time the Total Net Leverage Ratio is at least 25 basis points lower than the then-maximum permitted Total Net Leverage Ratio. As of December 31, 2012, capital expenditures made during the term of the Credit Facility totaled $201.1 million.

The Indenture contains covenants that limit ACI's and its Restricted Subsidiaries' (as defined in the Indenture) ability to, among other things, (i) pay dividends or make distributions, repurchase equity securities, prepay subordinated debt or make certain investments, (ii) incur additional debt or issue certain disqualified stock or preferred stock, (iii) create liens on assets, (iv) merge or consolidate with another company or sell all or substantially all assets and (v) enter into transactions with affiliates. In addition, pursuant to the Indenture, if ACI experiences certain changes of control, each holder of the 2021 Notes can require ACI to repurchase all or a portion of such holder's outstanding 2021 Notes at a price of 101% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date.

As of December 31, 2012 and 2011, the Company was in compliance with all applicable covenants under the credit facilities and the senior notes outstanding at the respective dates.

Refer to "Note 16 - Pending Pinnacle Entertainment, Inc. merger" for further information on certain restrictions imposed by the merger agreement.

Note 7 — Derivative instruments and hedging activities

In 2008, the Company entered into two forward interest rate swaps with two different commercial banks to fix the interest rate on certain LIBOR-based borrowings under its credit facility. Both swaps were designated as cash flow hedges. Pursuant to each of the interest rate swap agreements, the Company was obligated to make quarterly fixed rate payments to the counterparty, while the counterparty was obligated to make quarterly variable rate payments to the Company based on three-month LIBOR on the same notional amount.

The Company's objective in using derivatives is to add stability to interest expense and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, the Company primarily uses interest rate swaps as part of its cash flow hedging strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. The Company does not use derivatives for trading or speculative purposes and currently does not have any derivatives in place.

As of December 31, 2012 and 2011, the fair value of the interest rate swap liability was zero due to the expiration of both interest rate swap agreements on July 19, 2010. For the year ended December 31, 2010, the swaps increased the Company's interest expense by $16.8 million.

There was no net tax effect on other comprehensive income for the interest rate swaps for the years ended December 31, 2012 and 2011. The net tax effect on other comprehensive income for the interest rate swaps for the year ended December 31, 2010 was $10.6 million.

The Company may enter into additional swap transactions or other interest rate protection agreements in the future, although it has no current intention to do so.

Note 8 — Fair value measurements

As of December 31, 2012, the fair values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable approximate carrying values due to the short maturity of these items.

The Company measured the fair value of its deferred compensation plan assets and liabilities on a recurring basis pursuant to ASC Topic 820. ASC Topic 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value driver is observable.

Level 3: Unobservable inputs in which little or no market data is available, therefore requiring an entity to develop its own assumptions.

The following table presents the Company's financial assets and liabilities that were accounted for at fair value (amounts in thousands):

	Fair Value Measurements Using:		
	Quoted Market Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2012			
Assets:			
Deferred compensation plan assets	$ —	$ —	$ —
Liabilities:			
Deferred compensation plan liabilities	$ —	$ —	$ —
As of December 31, 2011			
Assets:			
Deferred compensation plan assets	$ —	$ 15,333	$ —
Liabilities:			
Deferred compensation plan liabilities	$ —	$ 12,840	$ —

In April 2011, ACI's Board of Directors terminated the deferred compensation plan, effective as of December 31, 2011. A partial distribution of plan assets was made to participants in May 2011 and a final distribution of all liabilities due to participants of $14.0 million was made to participants in May 2012. The rabbi trust-owned life insurance policies were surrendered and the full surrender value of $16.2 million was reimbursed to the Company at that time. As a result of the termination of the deferred compensation plan, and final distribution of plan liabilities and reimbursement of plan assets occurring in 2012, the balances for both the plan assets and plan liabilities were zero at December 31, 2012. For more information, see "Note 10 — Benefit plans."

Fair value of long-term debt

The estimated fair value of the Company's long-term debt at December 31, 2012 was approximately $2.024 billion, versus its book value of $1.918 billion. The estimated fair value of the Company's long-term debt at December 31, 2011 was approximately $1.951 billion, versus its book value of $1.926 billion. The estimated fair value of the outstanding notes and the term loan facility debt was based on Level 2 inputs using quoted market prices on or about December 31, 2012 and December 31, 2011. The estimated fair value of the revolving loan facility debt was based on Level 2 inputs using estimated fair values of comparable debt instruments on or about December 31, 2011.

Note 9 — Leases

Operating leases

The Company maintains operating leases for certain office and other facilities, vehicles, office equipment, signage and land. Rent expense under operating leases totaled $5.2 million, $4.5 million and $4.4 million for the years ended December 31, 2012, 2011 and 2010, respectively. Future minimum lease payments required under operating leases for each of the five years subsequent to December 31, 2012 and thereafter are as follows (amounts in thousands):

Year	Payments
2013	$ 4,368
2014	4,526
2015	4,463
2016	2,762
2017	1,456
Thereafter	8,632
	$ 26,207

Note 10 — Benefit plans

401(k) plan

The Company maintains a defined contribution 401(k) plan, which covers all employees who meet certain age and length of service requirements. Plan participants can elect to defer pre-tax compensation through payroll deductions. These deferrals are regulated under Section 401(k) of the Internal Revenue Code. The Company matches 50% of eligible participants' deferrals that do not exceed 4% of their pay (subject to limitations imposed by the Internal Revenue Code). The Company's matching contributions were $1.8 million, $1.8 million and $2.1 million for the years ended December 31, 2012, 2011 and 2010, respectively. Neither the 401(k) plan nor any other Company benefit plan holds or invests in shares of the Company's common stock or derivative securities based on the Company's common stock.

Health benefit plan

The Company maintains a qualified health benefit plan for active, full-time employees, which is self-funded by the Company with respect to claims up to a certain amount. The plan requires contributions from eligible employees and their dependents. The Company's contribution expense for the plan was approximately $30.4 million, $28.3 million and $32.0 million for the years ended December 31, 2012, 2011 and 2010, respectively. At December 31, 2012, estimated liabilities for unpaid and incurred but not reported claims totaled $3.1 million, compared to $3.4 million at December 31, 2011.

Deferred compensation plan

In 2001, the Company adopted a non-qualified deferred compensation plan for certain highly compensated employees, which was amended and restated effective January 1, 2008. With respect to amounts earned through the year ended December 31, 2011, the Company matched, on a dollar-for-dollar basis, up to the first 5% of participants' annual salary deferrals and the first 5% of participants' annual bonus deferrals in each participant's account. Matching contributions by the Company for the years ended December 31, 2012, 2011 and 2010 were $0.1 million, $1.3 million and $1.2 million, respectively.

Effective December 31, 2011, ACI's Board of Directors terminated the deferred compensation plan. As of December 31, 2012 and 2011, plan assets were zero and $15.3 million, respectively, and are reflected in prepaid expenses and other current assets in the 2011 presentation. The liabilities due the participants were zero and $12.8 million as of December 31, 2012 and 2011, respectively. In 2011, the liability balance is reflected in accrued liabilities in the accompanying consolidated balance sheets. For the years ended December 31, 2012, 2011 and 2010, net deferred compensation expense was $1.2 million, $2.1 million and $1.4 million, respectively.

Note 11 — Stock-based compensation

The Company provides benefits to its employees and directors in the form of stock-based payments, such as grants of stock options and restricted stock units, whereby the employees and directors render service in exchange for shares or rights to shares. The maximum number of shares available for issuance under the currently effective plan is 9.1 million, subject to certain limitations. At December 31, 2012, 2.1 million shares were available for issuance. The Compensation Committee of ACI's Board of Directors (the "Compensation Committee") administers the Company's stock incentive plans and has broad discretion to establish the terms of stock awards, including, without limitation, the power to set the term (up to 10 years), vesting schedule and exercise price of stock options.

For the years ended December 31, 2012, 2011 and 2010, total stock-based compensation expense was $18.3 million, $24.3 million and $14.3 million, respectively. As of December 31, 2012, there was approximately $30.1 million of total unrecognized compensation cost related to unvested stock-based compensation arrangements granted under the Company's stock incentive plans. This unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.7 years.

In October 2011, the Compensation Committee approved certain modifications to awards outstanding under the stock incentive plans. The approved modifications included extending the lives of certain previously-granted stock option awards and providing for post-retirement vesting of certain stock options and restricted stock units to qualifying individuals. The Company recognized $7.3 million in non-cash stock-based compensation expense relating to these modifications in the fourth quarter of 2011.

In November 2011, the Compensation Committee granted certain members of senior management a total of 1.2 million market performance-based stock options that consist of three tranches. Provided that certain service requirements are satisfied, these tranches vest and become exercisable, if at all, on the earlier of (i) the date on which ACI's common stock reaches certain market prices (as specified in the performance-based stock option award agreements) or (ii) the date on which a secondary vesting condition is met. The secondary vesting condition will be satisfied if the Company's Total Shareholder Return (as defined in the award agreements) for the period from the date of grant through December 31, 2018 is greater than zero and is higher than the Total Shareholder Return of each of the specified peer companies.

The fair value of the performance-based stock option grants was approximately $5.2 million, with a weighted-average value of $4.55 per share. The annual amortization expense related to these options is approximately $1.3 million, to be recognized over four years.

Stock options

Stock options are valued at the date of award, which does not precede the approval date, and compensation cost is recognized on a straight-line basis, net of estimated forfeitures, over the requisite service period. The outstanding time-vested stock options generally vest over four years and have 10-year contractual terms.

Summary information for all stock option activity under the Company's plans is as follows:

	Years Ended December 31,					
	2012		2011		2010	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
	(Amounts in thousands)		(Amounts in thousands)		(Amounts in thousands)	
Outstanding at beginning of year	5,892	$ 20.55	4,850	$ 20.46	5,090	$ 20.40
Granted	1,817	16.95	1,761	19.12	664	15.70
Exercised	(367)	13.00	(523)	13.88	(265)	8.43
Forfeited or expired	(384)	21.83	(196)	23.33	(639)	20.32
Outstanding at end of year	6,958	$ 19.94	5,892	$ 20.55	4,850	$ 20.46
Options exercisable at end of year	3,268	$ 22.48	3,328	$ 22.34	3,286	$ 21.59

The aggregate intrinsic value of options exercised during the years ended December 31, 2012, 2011 and 2010 was $2.5 million, $3.7 million and $2.5 million, respectively. The aggregate intrinsic value of options outstanding was $49.3 million, $5.5 million and $4.4 million at December 31, 2012, 2011 and 2010, respectively. The aggregate intrinsic value of options exercisable at December 31, 2012, 2011 and 2010 was $17.4 million, $4.1 million and $3.4 million, respectively. The aggregate intrinsic value represents the total pre-tax intrinsic value that would have been realized by the option holders had all option holders exercised their options on the applicable date. The intrinsic value of a stock option is the excess of the Company's closing stock price on that date over the exercise price, multiplied by the number of in-the-money options.

At December 31, 2012, the weighted-average remaining contractual life for stock options outstanding and stock options exercisable was 6.8 years and 4.3 years, respectively.

During the years ended December 31, 2012, 2011 and 2010, the amount of cash received by the Company from the exercise of stock options was $4.7 million, $7.3 million and $2.2 million, respectively.

The fair value of each time-vested option award is estimated on the date of grant using the Black-Scholes-Merton option pricing model, while the fair value of market performance-based stock options is calculated using the Monte Carlo simulation model. Expected volatility is based on historical volatility trends as well as implied future volatility observations as determined by independent third parties. In determining the expected life of the option grants, the Company uses historical data to estimate option exercise and employee termination behavior. The expected life represents an estimate of the time options are expected to remain outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. treasury yield in effect at the time of grant. The following table sets forth fair value per share information, including related assumptions, used to determine compensation cost for the Company's non-qualified stock options consistent with the requirements of ASC Topic 718.

	Years Ended December 31,		
	2012	2011	2010
Weighted-average fair value per share of options granted during the year	$ 5.28	$ 5.57	$ 5.73
Weighted-average assumptions:			
Expected stock price volatility	46.2%	51.6%	51.5%
Risk-free interest rate	0.6%	1.4%	1.5%
Expected option life (years)	4.8	6.2	4.6
Expected annual dividend yield	2.8%	2.2%	2.4%

The following table summarizes the Company's unvested stock option activity for the year ended December 31, 2012:

	Shares	Weighted-Average Exercise Price (per Share)
	(Amounts in thousands)	
Unvested at January 1, 2012	2,565	$ 18.23
Granted	1,817	16.95
Vested	(536)	17.66
Forfeited	(156)	18.07
Unvested at December 31, 2012	3,690	$ 17.69

Restricted stock units

For each of the three years ended December 31, 2012, 2011 and 2010, the Company granted restricted stock units in addition to stock options. The value of the restricted stock units at the date of grant is amortized through expense over the requisite service period using the straight-line method. The requisite service period for the restricted stock units that were granted is generally four years. The Company uses historical data to estimate employee forfeitures, which are compared to actual forfeitures on a quarterly basis and adjusted if necessary.

The following table summarizes the Company's unvested restricted stock unit activity for the year ended December 31, 2012:

	Units	Weighted-Average Grant Date Fair Value (per Unit)
	(Amounts in thousands)	
Unvested at January 1, 2012	1,678	$ 18.60
Granted	491	17.09
Vested	(647)	17.43
Forfeited	(76)	18.62
Unvested at December 31, 2012	1,446	$ 18.61

Note 12 — Stock repurchases

On April 19, 2011, ACI purchased 26,150,000 shares of its common stock held by the Estate at $17.50 per share, for a total of $457.6 million. The purchase was made pursuant to a definitive Stock Purchase Agreement (the "Purchase Agreement") entered into by ACI and the Estate on March 25, 2011, following the execution of a binding letter agreement entered into on February 27, 2011. The shares purchased represented approximately 45% of ACI's outstanding shares and 83% of the Estate's holdings in the Company at the time of the purchase.

On September 15, 2011, ACI's Board of Directors approved the repurchase of up to $75 million of ACI's common stock in a stock repurchase program. The program provides that the shares may be repurchased by the Company through September 30, 2014 in open market transactions or privately negotiated transactions at the Company's discretion, subject to market conditions and other factors. The Company expects to fund repurchases using available cash and borrowings under its Credit Facility. The Company is not obligated to purchase any shares under the stock repurchase program, and purchases may be discontinued, or the stock repurchase program may be modified or terminated, at any time. During the year ended December 31, 2012, the Company repurchased 0.7 million shares under the stock repurchase program for $11.5 million at an average price of $16.87 per share, exclusive of commissions paid. During the year ended December 31, 2011, the Company repurchased 0.3 million shares under the stock repurchase program for $5.2 million at an average price of $16.23 per share, exclusive of commissions paid. During the year ended December 31, 2010, the Company did not repurchase any shares of common stock in open market transactions.

The Company additionally received treasury shares in satisfaction of employees' income tax withholding liability with respect to the settlement of certain restricted stock units. As of December 31, 2012, the aggregate cost of treasury shares received for these tax withholding obligations totaled $9.8 million.

As of December 31, 2012, a total of 28.5 million treasury shares had been acquired at an aggregate cost of $501.8 million, an average of $17.63 per share.

Refer to "Note 16 - Pending Pinnacle Entertainment, Inc. merger" for further information on certain restrictions imposed by the merger agreement.

Note 13 — Goodwill and other intangible assets

The following tables summarize the activity relating to goodwill and other intangible assets:

	Weighted-Average Useful Lives	Original Gross Carrying Amount	Amortization/ Purchase Price Adjustments	Impairments	Net Carrying Amount at December 31, 2012
			(Amounts in thousands)		
Goodwill:					
Missouri properties acquisition	Indefinite	$ 86,435	$ (16,671)	$ —	$ 69,764
Other	Indefinite	5	—	—	5
Total Goodwill		86,440	(16,671)	—	69,769
Other Intangible Assets:					
Ameristar East Chicago gaming license	Indefinite	231,400	—	(218,800)	12,600
Ameristar Lake Charles gaming license	Indefinite	29,800	—	—	29,800
Total Other Intangible Assets		261,200	—	(218,800)	42,400
Total Goodwill and Other Intangible Assets		$ 347,640	$ (16,671)	$ (218,800)	$ 112,169

	Weighted-Average Useful Lives	Original Gross Carrying Amount	Amortization/ Purchase Price Adjustments	Impairments	Net Carrying Amount at December 31, 2011
			(Amounts in thousands)		
Goodwill:					
Missouri properties acquisition	Indefinite	86,435	(15,467)	—	70,968
Other	Indefinite	5	—	—	5
Total Goodwill		86,440	(15,467)	—	70,973
Other Intangible Assets:					
Ameristar East Chicago gaming license	Indefinite	231,400	—	(218,800)	12,600
Total Other Intangible Assets		231,400	—	(218,800)	12,600
Total Goodwill and Other Intangible Assets		$ 317,840	$ (15,467)	$ (218,800)	$ 83,573

At December 31, 2012, the Company had approximately $69.8 million in goodwill related to the acquisition of the Missouri properties in December 2000 and $42.4 million in other intangible assets resulting from the acquisition of Ameristar East Chicago in September 2007 and the acquisition of Ameristar Lake Charles in July 2012. The Company performs an annual assessment of the goodwill and other indefinite-lived intangible assets to determine if the carrying values exceed the fair values. Additionally, the guidance requires an immediate impairment assessment if a change in circumstances occurs that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

The goodwill related to the Company's Missouri properties was assessed during the fourth quarter of 2012 using a qualitative analysis outlined in ASU No. 2011-08 to determine whether the existence of events or circumstances would lead to the conclusion that it is more likely than not that the fair values are less than the carrying amounts. Events and circumstances considered in this review included macroeconomic conditions, new competition, temporary road construction near the properties, financial performance of the reporting units and other financial and non-financial events. Based on these factors, the Company concluded the fair value of the Missouri properties was not more likely than not less than the carrying amounts. Accordingly, the Company was not required to perform the two-step goodwill impairment analysis.

During the third quarter of 2012, a valuation of the gaming right associated with Ameristar Casino Resort Spa Lake Charles was performed. The valuation of the gaming right was necessary in completing the asset purchase price allocation of the $32.5 million paid to acquire all the equity interests of Creative. Based on the valuation, the Company recorded the purchase price allocation of the gaming right at $29.8 million and the design plans and fees at $2.7 million.

The Company also performed an annual impairment review of Ameristar East Chicago's indefinite-lived gaming license in the fourth quarters of both 2012 and 2011. These reviews did not result in any impairment charges related to the gaming license.

In addition to its annual fourth quarter review, the Company performed an impairment review of Ameristar East Chicago's goodwill and intangible assets in the second quarter of 2010. The permanent closure of a highway bridge near the East Chicago property during the fourth quarter of 2009 significantly adversely impacted forecasted financial results for the property. Closure of the bridge has made access to the property inconvenient for many of Ameristar East Chicago's guests and has significantly impacted the property's business levels and operating results. This Ameristar East Chicago impairment assessment resulted in a total of $56.0 million of non-cash impairment charges, with $21.4 million relating to the goodwill and $34.6 million relating to the gaming license. The impairment charge completely eliminated the carrying value of the goodwill. The carrying value of the East Chicago gaming license was reduced to $12.6 million.

During the third quarter of 2010, in addition to its annual fourth quarter review, the Company performed an impairment review of Ameristar St. Charles' HOME nightclub service mark license due to the permanent closure of the nightclub. The impairment assessments performed resulted in a total of $0.2 million of impairment charges and completely eliminated the carrying value of the license. The license was acquired by the Company in 2009 to use certain trade names and other intellectual property related to the HOME nightclub at the St. Charles property.

For the year ended December 31, 2012, goodwill relating to the Missouri properties acquisition decreased $1.2 million. Goodwill will continue to be reduced through 2016 by annual tax benefits of $1.2 million resulting from differences in the values assigned to certain purchased assets for financial reporting and tax purposes.

The Company utilized Level 3 inputs as described in "Note 8 - Fair value measurements" to determine fair value relating to goodwill and intangible assets.

Note 14 — Commitments and contingencies

Litigation. On December 24, 2012, December 28, 2012, January 10, 2013, January 15, 2013 and January 29, 2013, putative class action complaints captioned *Joseph Grob v. Ameristar Casinos, Inc., et al.*, Case No. A-12-674101-B; *Dennis Palkon v. Ameristar Casinos, Inc., et al.*, Case No. A-12-674288-B; *West Palm Beach Firefighters' Pension Fund v. Ameristar Casinos, Inc., et al.*, Case No. A-13-674760-C; *Frank J. Serano v. Ameristar Casinos, Inc., et al.*, Case No. A-13-6750230-C; and *Helene Hutt v. Ameristar Casinos, Inc., et al.*, Case No. A-13-675831-C, respectively, were filed in the District Court, Clark County, Nevada on behalf of an alleged class of ACI's stockholders. The complaints name as defendants ACI, all members of ACI's Board of Directors, Pinnacle, HoldCo and Merger Sub. Each of the complaints alleges that the members of ACI's Board of Directors breached their fiduciary duties to ACI's stockholders in connection with the Merger and that ACI, Pinnacle, HoldCo and Merger Sub aided and abetted the directors' alleged breaches of fiduciary duties. Plaintiffs claim that the Merger is proposed at an unfair price and involves an inadequate and unfair sales process, self-dealing and unreasonable deal-protection devices. The complaints seek injunctive relief, including to enjoin or rescind the Merger, and an award of unspecified attorneys' and other fees and costs, in addition to other relief. The five lawsuits have been consolidated in a single action in the District Court, Clark County, Nevada under the caption *In re Ameristar Casinos, Inc. Shareholder Litigation*, Case No. A-12-674101-B. On February 19, 2013, plaintiffs filed a consolidated amended complaint against all defendants. The amended complaint includes additional allegations that the preliminary proxy statement filed by the Company is false and misleading insofar as it omits and/or misrepresents certain material information. Defendants' response to the consolidated amended complaint is due by April 5, 2013. The Company believes that the claims asserted in the action have no merit, and the Company and all of the members of the Board of Directors intend to defend vigorously against them.

From time to time, the Company is a party to other litigation, most of which arises in the ordinary course of business. The Company is not currently a party to any litigation that management believes would be likely to have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Self-Insurance Reserves. The Company is self-insured for various levels of general liability, workers' compensation and employee health coverage. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accrued estimates of incurred but not reported claims. At December 31, 2012 and 2011, the estimated liabilities for unpaid and incurred but not reported claims totaled $8.6 million and $9.4 million, respectively. The Company considers historical loss experience and certain unusual claims in estimating these liabilities. The Company believes the use of this method to account for these liabilities provides a consistent and effective way to measure these highly judgmental accruals; however, changes in health care costs, accident or illness frequency and severity and other factors can materially affect the estimate for these liabilities.

Note 15 — Creative Casinos of Louisiana acquisition

On March 14, 2012, the Company entered into a definitive agreement to acquire all of the equity interests of Creative. Creative, which the Company has renamed Ameristar Casino Lake Charles, LLC, is the developer of a luxury casino resort in Lake Charles, Louisiana. This acquisition included the last remaining riverboat gaming license available in Louisiana under current law. Pursuant to the purchase agreement, the purchase price paid was $32.5 million, inclusive of $5.0 million deposited into an escrow account at closing to secure the seller's indemnification obligations under the purchase agreement for a period of 18 months.

The acquisition closed on July 16, 2012 and construction commenced on July 20, 2012. The license conditions as revised by the LGCB require the Company to invest at least $500 million in the project. The cost of the project, inclusive of the purchase price, is expected to be between $560 million and $580 million, excluding capitalized interest and pre-opening expenses. The Company is required by the LGCB license conditions to maintain a $25.0 million deposit in a restricted bank account for the benefit of the LGCB, which will become unrestricted and available for the Company to use at its discretion upon the timely completion of the project within two years of construction commencement. The Company plans to fund the project through a combination of cash from operations and borrowings under the revolving loan facility described in "Note 6 — Long-term debt." The Company expects to open the resort in the third quarter of 2014.

Following the Company's acquisition of Creative, on July 18, 2012 the Company entered into a ground lease agreement with the Lake Charles Harbor & Terminal District (the "District"). Cash rent payments under the ground lease are $0.7 million per year until the opening of Ameristar Lake Charles. Upon opening, the annual cash base rent payments will increase to $1.3 million per year for each of the first five years. The base rent will then be subject to an annual increase, not to exceed 5%, based on changes in a regional consumer price index as defined in the ground lease agreement. In addition to the base rent, upon commencing gaming activity, the Company will pay monthly additional rent based on a percentage of the property's net gaming proceeds as defined in the ground lease agreement. Annual rent expense reflected in the consolidated statements of income is $1.3 million, with the difference between cash rent payments and rent expense recorded as a deferred rent liability.

Pursuant to the ground lease agreement, the Company was required to deposit $5.0 million in a separate bank account to cover the monthly rent payments prior to the commencement of gaming activity. Any remaining balance in the ground lease rent deposit account at the time gaming activity commences will be considered unrestricted and available for the Company to use at its discretion. At December 31, 2012, the ground lease deposit bank account had a balance of $4.7 million, of which $0.7 million is expected to be utilized for monthly rent payments over the next 12 months. In the accompanying consolidated balance sheets, the current portion of the deposit account is included in restricted cash. The remaining long-term portion of the ground lease rent deposit, as well as the $25.0 million deposit required to be held until construction completion, are included in deposits and other assets in the accompanying consolidated balance sheets.

During the third quarter of 2012, a valuation of the gaming right associated with Ameristar Casino Resort Spa Lake Charles was performed. The valuation of the gaming right was necessary in completing the asset purchase price allocation of the $32.5 million paid to acquire all the equity interests of Creative. Based on the valuation, the Company recorded the purchase price allocation of the gaming right at $29.8 million and the design plans and fees at $2.7 million.

Note 16 — Pending Pinnacle Entertainment, Inc. merger

On December 20, 2012, the Company entered into an agreement and plan of merger with Pinnacle Entertainment, Inc. ("Pinnacle") pursuant to which Pinnacle will acquire all of the outstanding common shares of the Company for $26.50 per share in cash. The merger is subject to customary closing conditions, required regulatory approvals and approval by the Company's stockholders. The transaction is expected to close in the second or third quarter of 2013. In connection with the pending merger, the Company incurred expenses totaling approximately $6.7 million during the year ended December 31, 2012, which are reflected in selling, general and administrative expenses in the accompanying consolidated statements of income.

The Company and Pinnacle filed the required premerger notification and report forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") on January 11, 2013. On February 11, 2013, the Company and Pinnacle received a request for additional information and documentary materials from the Federal Trade Commission (the "FTC") under the notification requirements of the HSR Act, which has the effect of extending the waiting period imposed by the HSR Act until 30 days after each company has substantially complied with the request, unless that period is extended voluntarily by the companies or terminated sooner by the FTC. Pinnacle has filed applications for regulatory approvals as required under applicable gaming laws. On February 1, 2013, the Company filed a preliminary proxy statement with the Securities and Exchange Commission relating to a special meeting of the Company's stockholders to consider and approve the merger agreement. No assurance can be given that the merger will be completed.

The merger agreement with Pinnacle restricts, among other things, the amount of dividends the Company may pay, the amount of capital expenditures the Company may commit to and the amount of additional debt the Company may incur prior to the closing of the merger. The merger agreement also generally prohibits the Company from repurchasing additional shares of its stock without the consent of Pinnacle.

Note 17 — Selected quarterly financial results (unaudited)

The following table sets forth certain consolidated quarterly financial information for the years ended December 31, 2012 and 2011.

	For the Fiscal Quarters Ended				
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	Total
	(Amounts in thousands, except per share data)				
Net revenues [1]	$ 312,134	$ 296,254	$ 298,008	$ 288,827	$ 1,195,221
Income from operations	69,258	59,023	57,388	32,491	218,160
Income before income tax provision[1]	43,340	30,102	27,743	3,113	104,299
Net income [1]	41,366	17,622	16,131	1,215	76,335
Basic earnings per share[2]	$ 1.26	$ 0.53	$ 0.49	$ 0.04	$ 2.32
Diluted earnings per share[2]	$ 1.21	$ 0.51	$ 0.48	$ 0.04	$ 2.26

	For the Fiscal Quarters Ended				
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	Total
	(Amounts in thousands, except per share data)				
Net revenues	$ 308,743	$ 305,094	$ 304,507	$ 296,162	$ 1,214,506
Income from operations	62,613	59,371	61,137	44,128	227,249
Income (loss) before income tax provision (benefit)[1]	38,014	(53,238)	32,214	17,558	34,546
Net income (loss)[1]	21,846	(41,313)	18,884	7,379	6,794
Basic earnings (loss) per share[2]	$ 0.37	$ (1.10)	$ 0.58	$ 0.23	$ 0.17
Diluted earnings (loss) per share[2][3]	$ 0.37	$ (1.10)	$ 0.56	$ 0.22	$ 0.17

(1) The sum of the amounts for the four quarters does not equal the total for the year due to rounding.

(2) Because earnings (loss) per share amounts are calculated using the weighted-average number of common and dilutive common equivalent shares outstanding during each quarter, the sum of the per-share amounts for the four quarters may not equal the total earnings (loss) per share amounts for the year.

(3) In April 2011, the Company obtained $2.2 billion of new debt financing. A portion of the proceeds from the new debt financing was used to purchase 26,150,000 shares of ACI's common stock held by the Estate. The share repurchase reduced the Company's outstanding shares by approximately 45%. The reduction in the Company's weighted-average shares outstanding from the Repurchase Transaction benefited 2011 diluted earnings per share by $0.54.

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STOCK PRICE PERFORMANCE

The following graph compares the cumulative five-year total return attained by stockholders on our common stock to the cumulative total returns of the S&P 500 Index and the Dow Jones US Gambling Index. The graph tracks the performance of a $100 investment in our common stock and in each of the indexes (with the reinvestment of all dividends) from December 31, 2007 to December 31, 2012.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*

Among Ameristar Casinos, Inc., the S&P 500 Index and the Dow Jones US Gambling Index


$120
$100
$80
$60
$40
$20
$0
12/07
12/08
12/09
12/10
12/11
12/12

Ameristar Casinos, Inc. — S&P 500 — Dow Jones US Gambling

*$100 invested on December 31, 2007 in stock or index (including reinvestment of dividends).

	12/07	12/08	12/09	12/10	12/11	12/12
Ameristar Casinos, Inc.	**$100.00**	**$31.96**	**$57.64**	**$60.67**	**$68.64**	**$106.99**
S&P 500	**$100.00**	**$63.00**	**$79.67**	**$91.67**	**$93.61**	**$108.59**
Dow Jones US Gambling	**$100.00**	**$26.89**	**$41.88**	**$72.50**	**$67.39**	**$ 74.48**

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, Las Vegas, Nevada

TRANSFER AGENT

Computershare Trust Company, N.A., 330 North Brand Boulevard, Suite 701, Glendale, California 91203-2149

ANNUAL MEETING OF STOCKHOLDERS

June 5, 2013 at 8:00 A.M. PDT in the Schubert Room at Encore Hotel and Casino
3131 Las Vegas Boulevard South, Las Vegas, Nevada 89109

BOARD OF DIRECTORS

Gordon R. Kanofsky, Chief Executive Officer, Ameristar Casinos, Inc.
Larry A. Hodges, President and Chief Operating Officer, Ameristar Casinos, Inc.
Thomas M. Steinbauer, Senior Vice President and Chief Financial Officer, Ameristar Casinos, Inc.
Carl Brooks, former Chief Executive Officer, The Executive Leadership Council
Luther P. Cochrane, Vice Chairman of the Board, Hoar Construction LLC
Leslie Nathanson Juris, Ph.D., Managing Director, Nathanson/Juris Consulting
J. William Richardson, former Chief Financial Officer, Interstate Hotels & Resorts, Inc.

CORPORATE OFFICERS

Gordon R. Kanofsky, Chief Executive Officer
Larry A. Hodges, President and Chief Operating Officer
Thomas M. Steinbauer, Senior Vice President and Chief Financial Officer
Peter C. Walsh, Senior Vice President, General Counsel and Chief Administrative Officer

FORM 10-K A copy of the Ameristar Casinos, Inc. Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be sent to any stockholder upon written request to the Company. Contact the Company's Investor Relations Department at 3773 Howard Hughes Parkway, Suite 490 South, Las Vegas, Nevada 89169.

CORPORATE ADDRESS Ameristar Casinos, Inc.
3773 Howard Hughes Parkway, Suite 490 South
Las Vegas, Nevada 89169